As filed with the Securities and Exchange Commission on December 7, 1998
                                                    Registration No. 333-67657
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                                 --------------

                           UNION PLANTERS CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

         TENNESSEE                            6712                                 62-0859007
(State or Other Jurisdiction of     (Primary Standard Industrial       (I.R.S. Employer Identification No.)
 Incorporation or Organization)      Classification Code Number)

                           7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6000
  (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)

                               E. JAMES HOUSE, JR.
                  SECRETARY AND MANAGER OF THE LEGAL DEPARTMENT
                           UNION PLANTERS CORPORATION
                           7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6596
       (Name, address, including ZIP code, and telephone number, including area code, of agent for service)

                                 WITH COPIES TO:

  Stewart E. Conner, Esq.               Dennis R. Wendte, Esq.
  Wyatt, Tarrant & Combs                Barack, Ferrazzano, Kirschbaum, Perlman
  2800 Citizens Plaza                     & Nagelberg
  Louisville, Kentucky  40202           333 West Wacker Drive, Suite 2700
  (502) 562-7223                        Chicago, Illinois  60606
                                        (312) 984-3100

 Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and after conditions described in the Agreement and Plan of Merger have been satisfied.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]




THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETER MINE.
-------------------------------------------------------------------------------

     PROXY STATEMENT
FOR THE SPECIAL MEETING                                   PROSPECTUS
    OF STOCKHOLDERS OF                              UNION PLANTERS CORPORATION
FIRST MUTUAL BANCORP, INC.



                                MERGER PROPOSED


         This proxy statement-prospectus is being provided to you by the board of directors of First Mutual Bancorp, Inc. We have signed certain agreements with Union Planters Corporation for the merger of First Mutual into a subsidiary of Union Planters, and we have called a special meeting of stockholders to approve these agreements and the merger transaction. If the merger is completed, you will receive shares of Union Planters common stock in exchange for your shares of First Mutual common stock. We cannot complete the merger unless First Mutual stockholders approve it.


         If we complete the merger, you will receive shares of Union Planters common stock having a market value equal to $18.50 for each of your shares of First Mutual common stock. The number of shares of Union Planters common stock you will receive will be determined by dividing $18.50 by the average of the closing sales prices of Union Planters common stock during a specified trading period ending prior to the day we complete the merger. If the exchange results in your owning any fraction of a share of Union Planters common stock, you will receive cash (without interest) instead of stock for that fraction.

         Union Planters common stock is traded on the New York Stock Exchange under the symbol "UPC". Based on the closing price of Union Planters common stock on December 2, 1998, which was $48.44, you would have received .382 of a share of Union Planters common stock for each of your shares of First Mutual common stock.


         This proxy statement-prospectus provides you with detailed information about the proposed merger. In addition, you may obtain information about First Mutual and Union Planters from documents filed with the Securities and Exchange Commission. We encourage you to carefully read this entire document and the other documents that we refer you to in this document.


         The date of this proxy statement-prospectus is December 8, 1998. It is first being mailed to stockholders on December 9, 1998.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF UNION PLANTERS COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS PROXY
STATEMENT-PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           First Mutual Bancorp, Inc.
                              135 East Main Street
                             Decatur, Illinois 62523



                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON JANUARY 20, 1999

     First Mutual Bancorp, Inc. will hold a special meeting of stockholders at the Decatur Club, 158 West Prairie Avenue, in Decatur, Illinois, at 2:00 p.m. local time on January 20, 1999, to vote on:


     1. The Agreement and Plan of Reorganization, dated as of July 2, 1998, between First Mutual Bancorp, Inc. and Union Planters Corporation, and the related Plan of Merger, dated July 2, 1998, between First Mutual Bancorp, Inc. and Union Planters Holding Corporation, a wholly owned subsidiary of Union Planters Corporation, and the transactions contemplated by that agreement and plan. These transactions include the merger of First Mutual into Union Planters Holding Corporation.

     2. Any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.


     Record holders of First Mutual common stock at the close of business on December 1, 1998, will receive notice of and may vote at the special meeting, including any adjournments or postponements. The Agreement and Plan of Reorganization and related Plan of Merger require approval by the holders of a majority of the outstanding shares of First Mutual common stock.


     YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card, the effect will be a vote against the merger.

                                            BY ORDER OF THE BOARD OF DIRECTORS



                                            /s/ G. Lynn Brinkman
                                            ----------------------------------
                                            G. Lynn Brinkman, Secretary


December 8, 1998




        YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR APPROVAL OF
          THE AGREEMENT AND PLAN OF REORGANIZATION AND PLAN OF MERGER.

                               TABLE OF CONTENTS

                                                                                                               Page

SUMMARY  .........................................................................................................3

INTRODUCTION.....................................................................................................20

SPECIAL MEETING OF FIRST MUTUAL STOCKHOLDERS.....................................................................20
         Date, Place, Time, and Purpose..........................................................................20
         Record Date, Voting Rights, Required Vote, and Revocability Of Proxies..................................20
         Solicitation of Proxies.................................................................................22
         Recommendation..........................................................................................22

DESCRIPTION OF TRANSACTION.......................................................................................22
         General  ...............................................................................................22
         Effect of the Merger on Options.........................................................................22
         Certain Federal Income Tax Consequences of the Merger...................................................23
         Background of and Reasons for the Merger................................................................26
         Opinion of First Mutual's Financial Advisor.............................................................31
         Effective Time of the Merger............................................................................37
         Dissenters' Rights......................................................................................38
         Distribution of Union Planters Stock Certificates.......................................................38
         Conditions to Consummation of the Merger................................................................39
         Regulatory Approval.....................................................................................40
         Waiver, Amendment, and Termination......................................................................41
         Conduct of Business Pending the Merger..................................................................43
         Management and Operations After the Merger..............................................................43
         Interests of Certain Persons in the Merger..............................................................43
         Accounting Treatment....................................................................................46
         Expenses and Fees.......................................................................................47
         Resales of Union Planters Common Stock..................................................................47
         Option Agreement........................................................................................48

EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS...................................................................51
         Anti-Takeover Provisions Generally......................................................................51
         Authorized Capital Stock................................................................................52
         Amendment of Charter and Bylaws.........................................................................54
         Director Removal........................................................................................54
         Limitations on Director Liability.......................................................................55
         Indemnification.........................................................................................56
         Special Meetings of Stockholders........................................................................57
         Stockholder Nominations and Proposals...................................................................57
         Business Combinations...................................................................................58
         Dissenters' Rights of Appraisal.........................................................................62
         Dividends...............................................................................................63

COMPARATIVE MARKET PRICES AND DIVIDENDS..........................................................................63

BUSINESS OF FIRST MUTUAL.........................................................................................65
         Beneficial Ownership of First Mutual Common Stock.......................................................65

BUSINESS OF UNION PLANTERS.......................................................................................66
         General  ...............................................................................................66
         Recent Developments.....................................................................................67

CERTAIN REGULATORY CONSIDERATIONS................................................................................70
         General  ...............................................................................................70
         Payment of Dividends....................................................................................73
         Capital Adequacy........................................................................................73
         Support of Subsidiary Institutions......................................................................75
         Prompt Corrective Action................................................................................76

DESCRIPTION OF UNION PLANTERS CAPITAL STOCK......................................................................78
         Union Planters Common Stock.............................................................................78
         Union Planters Preferred Stock..........................................................................79

OTHER MATTERS....................................................................................................80

STOCKHOLDER PROPOSALS............................................................................................80

EXPERTS  ........................................................................................................80

OPINIONS ........................................................................................................81

WHERE YOU CAN FIND MORE INFORMATION..............................................................................81

Appendix A        Agreement and Plan of Reorganization..........................................................A-1
Appendix B        Plan of Merger................................................................................B-1
Appendix C        Opinion of Robert W. Baird & Co., Inc.........................................................C-1

                                   PLEASE NOTE

         We have not authorized anyone to provide you with any information other than the information included in this document and the documents we refer you to. If someone provides you with other information, please do not rely on it as being authorized by us.


         This proxy statement-prospectus has been prepared as of December 8, 1998. There may be changes in the affairs of Union Planters or First Mutual since that date which are not reflected in this document.


         As used in this proxy statement-prospectus, the term "Union Planters" refers to Union Planters Corporation and, where the context requires, to Union Planters and its subsidiaries, and the term "First Mutual" refers to First Mutual Bancorp, Inc., and, where the context requires, to First Mutual and its subsidiaries.

                      HOW TO OBTAIN ADDITIONAL INFORMATION

         THIS PROXY STATEMENT-PROSPECTUS INCORPORATES IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT UNION PLANTERS AND FIRST MUTUAL THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS DESCRIBED ON PAGE 81 UNDER "WHERE YOU CAN FIND MORE INFORMATION." YOU CAN OBTAIN FREE COPIES OF THIS INFORMATION BY WRITING OR CALLING:


FOR UNION PLANTERS DOCUMENTS:                     FOR FIRST MUTUAL DOCUMENTS:
E. James House, Jr.                               G. Lynn Brinkman
Secretary and Manager of the Legal Department     Secretary
Union Planters Corporation                        First Mutual Bancorp, Inc.
7130 Goodlett Farms Parkway                       135 East Main Street
Memphis, Tennessee 38018                          Decatur, Illinois  62523
(telephone (901) 580-6584)                        (telephone (217) 429-2306)


         IN ORDER TO OBTAIN TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST REQUEST THE INFORMATION BY JANUARY 13, 1998.


                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

         This document contains forward-looking statements about Union Planters and First Mutual and about Union Planters following the merger and other acquisitions by Union Planters. These statements can be identified by our use of words like "expect", "may", "could", "intend", "project", "estimate" or "anticipate". These forward-looking statements reflect our current views, but they are based on assumptions and are subject to risks, uncertainties and other factors.
These factors include the following:


     (1) we may not fully realize the expected cost savings from the merger and the other acquisitions;

     (2) deposit attrition, customer loss, or revenue loss following the merger and the other acquisitions may be greater than we expected;

     (3) competitive pressure in the banking industry may increase significantly;

     (4) costs or difficulties related to the integration of the businesses of Union Planters and the institutions to be acquired may be greater than we expected;

     (5)  changes in the interest rate environment may reduce margins;

     (6) general economic conditions, either nationally or regionally, may be less favorable than we expected, resulting in, among other things, credit quality deteriorating;

     (7)  changes may occur in the regulatory environment;

     (8)  changes may occur in business conditions and inflation;

     (9)  changes may occur in the securities markets; and

     (10) disruptions of the operations of Union Planters, First Mutual or any of their subsidiaries, or any other governmental or private entity may occur as a result of the "Year 2000 Problem."


     The forward-looking earnings estimates included in this proxy statement-prospectus have not been examined or compiled by the independent public accountants of Union Planters and First Mutual, nor have our independent accountants applied any procedures to our estimates. Accordingly, such accountants do not express an opinion or any other form of assurance on them. Further information on other factors that could affect the financial results of Union Planters after the merger and the other acquisitions is included in the SEC filings incorporated by reference in this proxy statement-prospectus.

                                     SUMMARY


         This summary highlights selected information from this proxy statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to in this document. These will give you a more complete description of the transaction we are proposing. For more information about the two companies, see "WHERE YOU CAN FIND MORE INFORMATION" on page 81. We have included page references in this summary to direct you to other places in this proxy statement-prospectus where you can find a more complete description of the topics we have summarized.

THE COMPANIES   (SEE PAGE 65 FOR FIRST MUTUAL, PAGE 66 FOR UNION PLANTERS)


First Mutual Bancorp, Inc.
135 East Main Street
Decatur, Illinois  62523
(217) 429-2306

         First Mutual is a bank holding company incorporated in Delaware. First Mutual, through its wholly owned subsidiary, First Mutual Bank, S.B., conducts a complete range of commercial and personal banking activities in central Illinois. In addition to its main office in Decatur, Illinois, the bank operates 13 branches in seven counties in Illinois. As of September 30, 1998, First Mutual had assets of approximately $371 million, loans of approximately $297 million, deposits of approximately $309 million, and stockholders' equity of approximately $56 million.

Union Planters Corporation
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018
(901) 580-6000

         Union Planters is a bank holding company incorporated in Tennessee. Through Union Planters Bank, National Association, its principal bank subsidiary, and various other banking and bank related subsidiaries, Union Planters provides a diversified range of financial services in the communities in which it operates. It maintains 801 banking offices and 1,000 automated teller machines.


         Union Planters considers acquisitions an important part of its business strategy and expects that they will continue to be important in the future. During the period beginning January 1, 1994 and ending September 30, 1998, Union Planters completed 43 acquisitions adding approximately $26.4 billion to Union Planters' assets. Union Planters also has pending acquisitions to acquire 5 financial institutions, not including First Mutual, in four states, and an agreement to purchase 56 branches and assume deposit liabilities of approximately $1.8 billion in Indiana ("Indiana Branch Purchase"). These other pending acquisitions, not including First Mutual, represent combined total assets of approximately $3.2 billion at September 30, 1998.

         On September 30, 1998, Union Planters had consolidated assets of approximately $30.5 billion, consolidated loans of approximately $19.7 billion, consolidated deposits of approximately $23.3 billion, and consolidated stockholders' equity of approximately $2.9 billion.

Union Planters Holding Corporation
7130 Goodlett Farms Parkway
Memphis, Tennessee 38018
(902) 580-6000

         Union Planters Holding Corporation is a wholly owned subsidiary of Union Planters. It is a bank holding company. Union Planters owns most of its banking subsidiaries, including Union Planters Bank, National Association, through Union Planters Holding Corporation. The directors and officers of Union Planters Holding Corporation are officers of Union Planters.


THE MERGER (SEE PAGE 22)

         Union Planters proposes to acquire First Mutual by merging First Mutual with Union Planters Holding Corporation. First Mutual stockholders will receive shares of Union Planters common stock. After the merger, First Mutual's business will continue to be conducted by Union Planters Holding Corporation as the surviving corporation in the merger.


WHAT YOU WILL RECEIVE IN THE MERGER   (SEE PAGE 22)



         If we complete the merger, you will receive shares of Union Planters common stock having a value of $18.50 for each share of your First Mutual common stock. The number of shares of Union Planters common stock you receive will be based on the market price of Union Planters common stock during a specified trading period ending prior to completing the merger.



          Based on the closing price of Union Planters common stock on December 2, 1998 of $48.44, you would have received .382 of a share of Union
Planters common stock for each of your shares of First Mutual common stock. For more information about what you will receive if the merger is completed, see "Description of Transaction" on page 22 of this proxy-statement prospectus.


         Union Planters will not issue any fractions of a share of common stock. Rather, Union Planters will pay cash (without interest) for any fractional share interest any First Mutual stockholder would otherwise receive in the merger. The cash payment will be in an amount equal to the fraction multiplied by the closing price of one share of Union Planters common stock on the New York Stock Exchange on the day the merger is completed.

EFFECT OF THE MERGER ON OPTIONS (SEE PAGE 23)


     First Mutual has granted certain options to acquire First Mutual common stock under its stock option plans. First Mutual has agreed to cause each option to be exercised or canceled in exchange for a cash payment to the option holder prior to the completion of the merger.

OWNERSHIP OF UNION PLANTERS AFTER THE MERGER


     Based on the market value of Union Planters common stock on December 2, 1998, Union Planters will issue approximately 1,348,677 shares of Union Planters common stock to First Mutual stockholders in the merger. Based on that number, after the merger, First Mutual stockholders will own approximately .98% of the outstanding shares of Union Planters common stock. This information is based on the number of shares of First Mutual and Union Planters common stock outstanding on October 31, 1998. It does not reflect shares that Union Planters may issue due to other pending acquisitions or due to the exercise of Union Planters stock options, or for other purposes.


NO DISSENTERS' RIGHTS (SEE PAGE 38)

     Under Delaware law, you will NOT have the statutory right to dissent from the merger and to receive the fair value of your shares of First Mutual common stock if the merger is approved by First Mutual's stockholders and completed.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE 23)

     We expect that, for federal income tax purposes, you will not immediately recognize any gain or loss upon the exchange of your First Mutual shares solely for shares of Union Planters common stock. But you may recognize taxable gain or loss related to any cash you receive in lieu of a fractional share of Union Planters common stock. See the discussion under "What You Will Receive in the Merger." Before the merger can be completed, Union Planters and First Mutual expect to receive an opinion of Union Planters' counsel, Wyatt, Tarrant & Combs, substantially to this effect. If the merger does not qualify for this tax treatment, Union Planters will not complete the merger.


     Tax matters are very complicated and the tax consequences to you of the merger will depend on your own situation. You should consult your own tax advisors to determine the effect of the merger on you under federal, state, local, and foreign tax laws.

COMPARATIVE MARKET PRICES OF COMMON STOCK

     Shares of Union Planters common stock are traded on the New York Stock Exchange under the symbol "UPC". Shares of First Mutual common stock are quoted on the Nasdaq National Market System under the symbol "FMBD." On July 1, 1998, the last trading day before we announced the execution of the agreement, Union Planters common stock closed at $59.94.

per share, and First Mutual common stock closed at $17.50 per share. On December 2, 1998, the latest practicable date before the mailing of this proxy statement-prospectus, Union Planters common stock closed at $48.44 per share, and First Mutual common stock closed at $17.75 per share.


     Based on the closing price of Union Planters common stock on December 2, 1998 of $48.44, you would have received .382 of a share of Union Planters common stock for each of your shares of First Mutual common stock.

     The market value of .382 a share of Union Planters common stock would be $18.50, based on Union Planters' December 2, 1998 closing price. We can provide no assurance as to what the market price of the Union Planters common stock will be if and when the merger is completed. However, you will receive shares of Union Planters common stock having a market value of $18.50 for each share of First Mutual common stock which you own. The exact number of shares of Union Planters common stock you receive will depend on the market value of Union Planters common stock during a specified trading period ending before the day we complete the merger. You should obtain current stock price quotations for Union Planters common stock and First Mutual common stock before deciding whether to vote for the merger.


OUR REASONS FOR THE MERGER (SEE PAGE 28)


     We believe that the merger will result in our stockholders receiving stock in a high quality company at a favorable exchange ratio. In addition, we anticipate that Union Planters will be better able to compete in the changing and competitive financial services industry than First Mutual on its own.

FAIRNESS OPINION OF FIRST MUTUAL'S FINANCIAL ADVISOR (SEE PAGE 31)


     In deciding to approve the merger, we considered an opinion from our financial advisor, Robert W. Baird & Co., Inc., that the price to be paid to First Mutual stockholders is fair, from a financial point of view to the First Mutual stockholders (other than Union Planters and its affiliates). The full text of this opinion is attached as Appendix C to this proxy statement-prospectus. We encourage you to read this opinion.

SPECIAL MEETING OF STOCKHOLDERS  (SEE PAGE 20)


     The special meeting will be held at the Decatur Club, located at 135 West Prairie Avenue, Decatur, Illinois, at 2:00 p.m., local time, on January 20, 1999. At the special meeting, we will ask you:

     (1)  to approve the merger, and the merger agreement; and

     (2) to act on any other matters that may be put to a vote at the special meeting.

VOTING RIGHTS AT THE SPECIAL MEETING (SEE PAGE 20)


     You are entitled to vote at the special meeting if you owned shares as of the close of business on December 1, 1998, the record date. On the record date, 3,530,570 shares of First Mutual common stock were outstanding. You will be entitled to one vote for each share of First Mutual common stock you own on the record date. You may vote either by attending the special meeting and voting your shares or by completing the enclosed proxy card and mailing it to us in the enclosed envelope.



     We are seeking your proxy to use at the special meeting. This proxy statement-prospectus has been prepared to assist you in deciding how to vote and whether or not to grant your proxy to us. If you have elected not to attend the meeting, please indicate on your proxy card how you want to vote. Then sign, date and mail it to us as soon as possible so that your shares will be represented at the special meeting. If you sign, date and mail your proxy card without indicating how you wish to vote, your proxy will be counted as a vote for the merger and the merger agreement. If you fail to return your proxy card and fail to vote at the meeting, the effect will be a vote against the merger. If you have elected to attend the meeting, you need to do nothing at this time. If you sign a proxy, you may revoke it at any time before the special meeting or by attending and voting at the special meeting. You cannot vote shares held in "street name"; only your broker can. If you do not provide your broker with instructions on how to vote your shares, your broker will not be permitted to vote them, and your shares will be treated as votes against the merger.


OUR RECOMMENDATION TO STOCKHOLDERS (SEE PAGE 28)

     First Mutual's board of directors has approved the merger agreement.
We believe that the proposed merger is fair to you and in your best interests agreement. We recommend that you vote to approve the merger and the merger agreement.


STOCKHOLDER VOTE REQUIRED TO APPROVE THE MERGER (SEE PAGE 20)

     Assuming that a quorum is present at the special meeting, to approve the merger, stockholders who own a majority of the outstanding shares of First Mutual common stock must vote for the merger. If you do not vote, this will have the same effect as a vote against the merger. Union Planters stockholders will not vote on the merger.


SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS  (SEE PAGE 20)

     On the record date, your directors and executive officers, their immediate family members and entities they control owned 520,818 shares, or approximately 14.75% of the outstanding shares of First Mutual common stock, including shares they may acquire through exercising stock options. On the record date, First Mutual's subsidiary banks held no shares of First Mutual common stock in a fiduciary capacity for others and First Mutual's Employee Stock

Ownership Plan held 282,000 shares of First Mutual common stock, or approximately 8% of the outstanding shares of First Mutual common stock.

     On the record date, Union Planters' directors and executive officers owned no shares of First Mutual common stock and Union Planters held no shares of First Mutual common stock in a fiduciary capacity for others, or as a result of debts previously contracted.


INTERESTS OF CERTAIN PERSONS IN THE MERGER THAT MAY BE DIFFERENT FROM YOURS (SEE PAGE 43)

     First Mutual's directors and certain officers have employment agreements, stock options and other benefit plans and other arrangements that may provide them with interests and benefits in the merger that are different from yours. Your board of directors was aware of these interests and considered them in approving and recommending the merger.


EFFECTIVE TIME (SEE PAGE 37)

     The merger will become final when a certificate of merger is filed with the Secretary of State of the State of Delaware and articles of merger are filed with the Secretary of State of the State of Tennessee. If First Mutual stockholders approve the merger at the special meeting, and Union Planters obtains all required regulatory approvals, we currently anticipate that the merger will be completed on or about January 31, 1999, although delays could occur.


     Union Planters and First Mutual cannot assure you that they can obtain the necessary stockholder and regulatory approvals or that the other conditions to completion of the merger can or will be satisfied.

EXCHANGE OF STOCK CERTIFICATES  (SEE PAGE 38)

     Promptly after the merger is completed, you will receive a letter and instructions on how to surrender your First Mutual stock certificates in exchange for Union Planters stock certificates. You will need to carefully review and complete these materials and return them as instructed along with your stock certificates for First Mutual common stock. Please do not send First Mutual, Union Planters or Union Planters' transfer agent any stock certificates until you receive these instructions. If you do not have stock certificates but hold shares of First Mutual common stock in the form of a book entry with First Mutual's transfer agent, the transfer agent will automatically exchange the shares, and your Union Planters shares will remain in book entry form.


     DO NOT SEND IN YOUR STOCK CERTIFICATES UNTIL YOU RECEIVE A LETTER AND INSTRUCTIONS ON HOW TO SURRENDER YOUR FIRST MUTUAL STOCK CERTIFICATES.


REGULATORY APPROVAL AND OTHER CONDITIONS (SEE PAGE 39 AND 40)

     Union Planters is required to notify and obtain approvals from certain government regulatory agencies before the merger may be completed, including the Board of Governors of the Federal Reserve

System and state banking regulators.

     In addition to the required regulatory approvals, the merger will be completed only if certain conditions, including the following, are met or waived, if waivable:

     (1)  First Mutual stockholders approve the merger at the special meeting;


     (2) First Mutual and Union Planters receive an opinion of counsel that the merger will qualify as a tax-free reorganization; and

     (3) neither Union Planters nor First Mutual has breached any of its representations or obligations under the merger agreement.


     In addition to these conditions, the agreement and plan of reorganization attached to this proxy statement-prospectus as an appendix, describes other conditions that must be met before the merger may be completed.


WAIVER, AMENDMENT, AND TERMINATION (SEE PAGE 41)

     Union Planters and First Mutual may agree to terminate the merger agreement and elect not to complete the merger at any time before the merger is completed.

     Each of the parties also can terminate the merger agreement if the merger is not completed by March 31, 1999. But a party may not terminate the merger agreement if (a) it willfully breached the merger agreement and (b) its breach is the reason the merger has not been completed. There are also some instances where the parties cannot use this reason to terminate the merger if the delay results from actions of third parties.

     The parties may also terminate the merger if other circumstances occur which are described in the merger agreement.

     The merger agreement may be amended by the written agreement of Union Planters and First Mutual. The parties can amend the merger agreement without stockholder approval, even if the First Mutual stockholders have already approved the merger. However, you must approve any amendments that would modify in a material respect the amount of consideration that you will receive in the merger.

ACCOUNTING TREATMENT (SEE PAGE 46)


     Union Planters intends to account for the merger as a purchase transaction for accounting and financial reporting purposes. The key differences between this method of accounting and the pooling-of-interests accounting method fall into two areas: income measurement and asset valuation. Under pooling-of-interests, the earnings of each company are combined as though the combination had occurred at the beginning of the earliest financial period presented or, in the case of transactions which are not considered significant, from the date of consummation forward. Under purchase accounting, the earnings of the acquired company are included only after the closing of the merger. Under pooling-of-interests, the assets of the acquired company are valued at their historical cost. Under the purchase method, the assets are valued at their fair value at the time of the merger. The excess of the consideration the acquiring company pays over the fair value of the target's assets is recorded as goodwill on the acquiring company's financial statements.


CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS  (SEE PAGE 51)


     When the merger is completed, you will automatically become a Union Planters stockholder. The rights of Union Planters stockholders differ from the rights of First Mutual stockholders in certain important ways. Many of these have to do with provisions in Union Planters' charter and bylaws and Tennessee law. Certain of these provisions are intended to make a takeover of Union Planters harder if the Union Planters board of directors does not approve it.

OPTION AGREEMENT  (SEE PAGE 48)


     In connection with the merger, we granted Union Planters an option to purchase up to 702,583 shares of First Mutual common stock at a price of $18.50 per share. Union Planters may exercise the option if certain events occur that create the potential for another party to acquire control of First Mutual. We do not believe that any event that would permit exercise of the option has occurred as of the date of this proxy statement-prospectus. We granted the option as a condition of and in consideration for Union Planters entering into the merger agreement. The option is intended to increase the likelihood that the merger will be completed by making it more difficult and more expensive for a third party to acquire control of First Mutual.


HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA


     The following table shows certain comparative per share data relating to earnings (before extraordinary items and accounting changes), cash dividends, and book value. The equivalent pro forma information is based on an exchange ratio of .382. This exchange ratio assumes that the average of the closing prices of Union Planters common stock during the specified trading period ending prior to completing the merger will be $48.44. This assumption is based on the closing price of Union Planters common stock on December 2, 1998, which was $48.44.


     With the exception of the Indiana Branch Purchase, the merger and the pending merger with First & Farmers Bancshares, Inc., which are expected to be accounted for using the purchase method of accounting, the other acquisitions which Union Planters has pending are expected to be accounted for using the pooling-of-interests method of accounting. The First Mutual equivalent pro forma information reflects only the acquisition of First Mutual because the other acquisitions which Union Planters currently has pending are not considered significant to Union Planters from a financial statement presentation standpoint. See "BUSINESS OF UNION PLANTERS - Recent Developments" for a discussion of Union Planters' other pending acquisitions.


     This pro forma and equivalent pro forma data is presented for your information only. It does not necessarily indicate the results of operations or combined financial position that would have resulted had Union Planters completed the merger or the other acquisitions at the times indicated, and it does not necessarily indicate what the future results of operations or combined financial position will be.



     You should read the information shown below in conjunction with the historical consolidated financial statements of Union Planters and First Mutual and the notes provided with them. In reviewing Union Planters' historical information, please keep in mind that Union Planters has restated its historical financial statements to reflect the impact of four mergers completed in the third quarter of 1998. You will find the restated numbers in Union Planters' September 30, 1998 Quarterly Report on Form 10-Q, Exhibit 99.1. See "--Selected Financial Data," "BUSINESS OF UNION PLANTERS -- Recent Developments, and "WHERE YOU CAN FIND MORE INFORMATION."

                         UNION PLANTERS AND FIRST MUTUAL
               HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA



                                              Twelve Months Ended        Nine Months Ended
                                              December 31, 1997(1)       September 30, 1998
                                              -------------------       -------------------
EARNINGS BEFORE EXTRAORDINARY ITEMS
 AND ACCOUNTING CHANGES
 Union Planters
  Basic                                             $    2.50                  $   1.44
  Diluted                                                2.43                      1.41

First Mutual
  Basic                                                   .31                       .44
  Diluted                                                 .30                       .43

Pro forma (Union Planters and
  First Mutual)
  Basic                                                  2.48                      1.43
  Diluted                                                2.41                      1.40

 First Mutual equivalent pro forma(1)
  Basic                                                   .95                       .55
  Diluted                                                 .92                       .53

CASH DIVIDENDS PER SHARE
 Union Planters                                     $    1.495                 $   1.50
 First Mutual                                             .32                       .24
 First Mutual equivalent pro forma (1)                    .57                       .57


                                                          December 31, 1997       September 30, 1998
                                                          -----------------       ------------------
BOOK VALUE PER COMMON SHARE
 Union Planters                                                 $20.93             $21.43
 First Mutual                                                    15.45              15.88
 Pro forma (Union Planters and First Mutual)                     20.92              21.48
 First Mutual equivalent pro forma (Union Planters                7.99               8.21
  only) (1)


-------------------------------------


(1) The equivalent pro forma per share data for First Mutual is computed by multiplying pro forma information by an exchange ratio of .382.

 SELECTED FINANCIAL DATA


     The following tables present for Union Planters and First Mutual selected consolidated financial data for the nine-month periods ended September 30, 1998 and 1997, and for the five year period ended December 31, 1997. The information for Union Planters is based on the consolidated financial statements contained in reports Union Planters has filed with the Securities and Exchange Commission, including its September 30, 1998 Quarterly Report on Form 10-Q. Union Planters' September 30, 1998 Quarterly Report on Form 10-Q includes as Exhibit 99.1 restated audited financial statements and restated Management's Discussion and Analysis of Results of Operation and Financial Condition for the three years ended December 31, 1997. The financial information was restated for four significant acquisitions completed in the third quarter of 1998 and accounted for as pooling-of-interests. The information for First Mutual is based on the historical financial information that is contained in reports First Mutual has previously filed with the Securities and Exchange Commission. Historical financial statements of First Mutual can be found in its September 30, 1998 Form 10-Q and its 1997 Annual Report on Form 10-K. All of these documents are incorporated by reference in this proxy statement-prospectus. See "WHERE YOU CAN FIND MORE INFORMATION" on page 81.


     You should read the following tables in conjunction with the consolidated financial statements of Union Planters and First Mutual described above and with the notes to them.


     Historical results do not necessarily indicate the results that you can expect for any future period. Union Planters and First Mutual believe that they have included all adjustments (which include only normal recurring adjustments) necessary to arrive at a fair statement of interim results of operations of Union Planters and First Mutual. Results for the nine months ended September 30, 1998 do not necessarily indicate the results which you can expect for any other interim period or for the year as a whole. See "BUSINESS OF UNION PLANTERS -- Recent Developments" on page 67 for information concerning Union Planters' other pending acquisitions.

                                 UNION PLANTERS
                             SELECTED FINANCIAL DATA


                                                                    Years Ended December 31, (1)                      (2) and (3)
                                                      -------------------------------------------------------   -------------------
                                                       1993        1994       1995         1996       1997        1997     1998
                                                      --------   ---------   --------   ---------  ----------   -------- ----------
                                                                   (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
  Net interest income                                 $779,756   $ 881,875   $944,694  $1,043,942  $1,122,149   $835,730 $ 858,506
  Provision for losses on loans                         49,267      23,000     47,393      84,198     150,606    104,440   122,436
  Investment securities gains (losses)                  12,160     (21,053)     2,008       4,942       4,781      4,500   (15,111)
  Other noninterest income                             282,124     297,596    355,317     383,824     449,261    333,146   375,596
  Noninterest expense                                  737,608     845,217    818,944     942,733     950,986    645,979   795,169
                                                      --------   ---------   --------  ----------  ----------   -------- ---------
  Earnings before income taxes, extraordinary item,
         and accounting changes                        287,165     290,201    435,682     405,777     474,599    422,957   301,386
  Applicable income taxes                               86,669      92,325    145,485     139,649     162,302    144,291   113,321
                                                      --------   ---------   --------  ----------  ----------   -------- ---------
  Earnings before extraordinary item and accounting
         changes                                       200,496     197,876    290,197     266,128     312,297    278,666   188,065
  Extraordinary item and accounting changes, net of
         taxes                                           4,757          --         --          --          --         --        --
                                                      --------   ---------   --------  ----------  ----------   -------- ---------
  Net earnings                                        $205,253   $ 197,876   $290,197  $  266,128  $  312,297   $278,666 $ 188,065
                                                      ========   =========   ========  ==========  ==========   ======== =========

PER COMMON SHARE DATA (4)
  Basic
    Earnings before extraordinary item and accounting
         changes                                      $   2.11   $    1.74   $   2.55  $     2.24  $     2.50   $   2.25 $    1.44
    Net earnings                                          2.16        1.74       2.55        2.24        2.50       2.25      1.44
  Diluted
    Earnings before extraordinary item and accounting
         changes                                          1.97        1.71       2.46        2.17        2.43       2.18      1.41
    Net earnings                                          2.02        1.71       2.46        2.17        2.43       2.18      1.41

                                                                 Years Ended December 31, (1)
                                                 ----------------------------------------------------------------
                                                     1993        1994          1995        1996           1997
                                                 -----------  -----------  -----------  -----------  ------------
                                                         (Dollars in thousands, except per share data)
  Cash dividends                                        0.72         0.88         0.98         1.08        1.495
  Book value                                           15.23        15.66        18.64        19.87        20.93

BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                   $20,330,065  $22,620,487  $24,596,205  $26,427,236  $27,993,452
  Loans, net of unearned income                   11,815,553   14,381,566   15,713,783   17,819,088   19,126,708
  Allowance for losses on loans                      229,334      237,377      243,395      257,638      310,385
  Investment securities                            5,970,140    5,810,934    5,976,297    5,667,251    5,840,704
  Total deposits                                  16,989,720   17,954,001   19,014,248   19,899,772   21,203,147
  Short-term borrowings                              432,461      980,935    1,074,673    1,732,437    1,784,347
  Long-term debt (5)
    Parent company                                   114,729      114,790      214,758      373,459      373,746
    Subsidiary banks                                 530,810      937,160    1,193,861    1,426,433    1,327,451
  Total shareholders' equity                       1,657,832    1,768,009    2,147,621    2,376,768    2,668,721
  Average assets                                  19,462,599   21,796,952   23,261,530   26,003,849   27,366,896
  Average shareholders' equity                     1,481,351    1,779,158    1,963,852    2,247,335    2,562,009
  Average shares outstanding (in thousands) (4)
    Basic                                             90,360      107,981      110,255      115,794      122,812
    Diluted                                           96,001      114,810      117,673      123,793      129,397


                                                       Nine Months Ended
                                                    September 30, (2) and (3)
                                                 ------------------------------
                                                     1997               1998
                                                 -----------        -----------
                                                    (Dollars in thousands,
                                                    except per share data)
  Cash dividends                                       1.095               1.50
  Book value                                           21.13              21.43

BALANCE SHEET DATA (AT PERIOD END)
  Total assets                                   $27,939,458        $30,525,482
  Loans, net of unearned income                   18,936,526         19,653,468
  Allowance for losses on loans                      291,084            352,643
  Investment securities                            5,709,842          7,867,587
  Total deposits                                  20,800,890         23,288,899
  Short-term borrowings                            1,827,953          1,829,275
  Long-term debt (5)
    Parent company                                   373,169            380,164
    Subsidiary banks                               1,588,764          1,362,894
  Total shareholders' equity                       2,680,841          2,932,567
  Average assets                                  27,240,642         28,724,000
  Average shareholders' equity                     2,396,275          2,734,717
  Average shares outstanding (in thousands) (4)
    Basic                                            122,068            129,561
    Diluted                                          127,924            133,784

                                 UNION PLANTERS
                      SELECTED FINANCIAL DATA (CONTINUED)



                                                                                                              Nine Months Ended
                                                                   Years Ended December 31, (1)           September 30, (2) and (3)
                                                        -----------------------------------------------   -------------------------
                                                          1993     1994       1995      1996      1997        1997          1998
                                                        -------  --------    ------    -----     ------      ------         ------
PROFITABILITY AND CAPITAL RATIOS
  Return on average assets                                1.05%      .91%     1.25%     1.02%     1.14%       1.37%           .88%
  Return on average common equity                        14.65     11.89     15.60     12.32     12.51       15.79           9.23
  Net interest income (taxable-equivalent) / average
         earning assets (6)                               4.28      4.53      4.52      4.45      4.57        4.55           4.45
  Loans / deposits                                       69.55     80.10     82.64     89.54     90.21       91.04          84.39
  Equity / assets (period end)                            8.15      7.82      8.73      8.99      9.53        9.60           9.61
  Average shareholders' equity / average total assets     7.61      8.16      8.44      8.64      9.36        8.80           9.52
  Leverage ratio                                          8.02      7.93      8.41      9.32      9.62        9.67           9.29
  Tier 1 capital / risk-weighted assets                  13.47     12.75     13.32     14.39     14.25       14.05          13.49
  Total capital / risk-weighted assets                   15.41     14.57     15.71     16.63     16.39       16.20          17.07

CREDIT QUALITY RATIOS (7)
  Allowance / period end loans                            2.02      1.74      1.65      1.59      1.74        1.66           1.87
  Nonperforming loans / total loans                       1.22       .76       .80       .81       .83         .83            .79
  Allowance / nonperforming loans                          166       228       206       195       210         199            236
  Nonperforming assets / loans and foreclosed
         properties                                       1.73      1.06      1.03      1.04      1.01        1.01            .93
  Provision / average loans                                .45       .18       .33       .54       .87         .80            .88
  Net charge-offs / average loans                          .38       .21       .31       .49       .66         .65            .75

                                 UNION PLANTERS
                      SELECTED FINANCIAL DATA (CONTINUED)


Notes to Union Planters Corporation Selected Financial Data
-----------------------------------------------------------

(1) Union Planters' audited financial statements for the three years ended December 31, 1997 and the related management's discussion and analysis of results of operations and financial condition were restated for four acquisitions completed in the third quarter of 1998 and accounted for as poolings-of-interests. The 1997 restated audited financial statements ("1997 Restated Financial Statements") and the restated management's discussion and analysis of results of operations and financial condition were filed as Exhibit 99.1 to Union Planters' Quarterly Report on Form 10-Q dated September 30, 1998. Additionally, the selected financial data for 1993 and 1994 has been restated to reflect the aforementioned four acquisitions.

(2)  Interim period ratios have been annualized where applicable.

(3) Reference is made to Union Planters' Quarterly Report on Form 10-Q dated September 30, 1998 for a discussion of merger-related and other charges that significantly impacted operating results for the nine months ended September 30, 1998.

(4) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as poolings-of-interests and to reflect the change in presentation of earnings per share as discussed in Notes 2 and 16 to the 1997 Restated Financial Statements.

(5)  Long-term debt includes Medium-Term Bank Notes, Federal Home Loan Bank
     (FHLB) advances, Trust Preferred Securities, variable rate asset-backed certificates, subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, and notes payable with maturities greater than one year.

(6) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.

(7) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to Union Planters.

                      FIRST MUTUAL SELECTED FINANCIAL DATA


                                                                                                              Nine Months Ended
                                                             Years Ended December 31,                           September 30,
                                                --------------------------------------------------------    ----------------------
                                                  1993        1994      1995(1)       1996         1997       1997        1998
                                                ----------   -------    --------    ---------    -------    ---------    --------
                                                                       (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
    Net interest income                            $7,572    $7,666      $8,792      $10,388      $11,422      $ 8,591    $8,851
    Provisions for losses on loans                     --        --          --          113          560          396       431
    Investment securities gains
      (losses)                                          8        --          --           --           19           (8)       --
    Other noninterest income                          927       666         848        1,065        1,700        1,233     2,107
    Noninterest expense                             4,899     5,613       5,902        9,460       11,191        8,340     8,241
    Earnings before income taxes,
       extraordinary item, and
       accounting changes                           3,608     2,719       3,738        1,880        1,390        1,080     2,286
    Applicable income taxes                         1,351       987       1,340          709          404          292       866
                                                   ------    ------      ------      -------      -------      -------    ------
    Earnings before extraordinary
        item and accounting changes                 2,257     1,732       2,398        1,171          986          788     1,420
    Extraordinary item and
        accounting changes, net of
         taxes                                        401        --          --           --           --           --        --
                                                   ------    ------      ------      -------      -------      -------    ------
    Net earnings                                   $2,658    $1,732      $2,398      $ 1,171      $   986      $   788    $1,420
                                                   ======    ======      ======      =======      =======      =======    ======

PER COMMON SHARE DATA
    Basic
       Earnings before extraordinary item and
         accounting changes                           N/A       N/A      $  .32      $   .29      $   .31      $   .25    $  .44
       Net earnings                                   N/A       N/A         .32          .29          .31          .25       .44
    Diluted
       Earnings before extraordinary item and
         accounting changes                           N/A       N/A         .32          .29          .30          .24       .43
       Net earnings                                   N/A       N/A         .32          .29          .30          .24       .43
    Cash dividends                                    N/A       N/A         .14          .30          .32          .24       .24
    Book value                                        N/A       N/A       15.22        15.22        15.45        15.38     15.88

                                                                                                        Nine Months Ended
                                                             Years Ended December 31,                     September 30,
                                          --------------------------------------------------------      ------------------
                                             1993       1994       1995(1)        1996        1997        1997      1998
                                          ---------    -------    --------      ---------    -----      ---------  -------
                                                              (Dollars in thousands, except per share data)
    Total Assets                          $ 231,211    $250,402    $275,676      $331,776    $391,439    $402,389  $371,357
    Loans, net of unearned income           200,874     200,034     220,798       284,413     310,725     309,329   297,023
    Allowance for losses on loans             1,129       1,148       1,172         1,244       1,431       1,461     1,473
    Investment securities                    22,161      24,580      28,991        23,007      33,993      46,517    30,272
    Deposits                                201,197     200,245     192,468       202,923     320,031     322,862   309,410
    Short-term borrowings                     1,200      19,600       4,100        50,300      10,500      12,500     2,000
    Long-term debt
         Parent company                          --          --          --            --          --          --        --
         Subsidiary banks                        --          --          --        12,500       2,000       2,000         0
    Total stockholders' equity(3)            26,079      27,811      71,528        62,217      54,189      53,918    56,073
    Average assets                          234,769     233,716     257,155       304,295     411,494     417,378   384,859
    Average stockholders' equity(3)          25,136      27,083      53,270        68,343      54,975      55,246    55,356
    Average shares outstanding (in
        thousands)
         Basic                                  N/A         N/A       4,329(4)      4,079       3,195       3,221     3,175
         Diluted                                N/A         N/A       4,329(4)      4,095       3,298       3,322     3,318

PROFITABILITY AND CAPITAL RATIOS
    Return on average assets(5)                1.13%        .74%        .93%          .38%        .24%        .25%      .49%
    Return on average common equity(5)        10.57         6.4         4.5          1.71        1.79         1.9      3.42
    Net interest income (taxable-
       equivalent/average earning
       assets)                                 3.32        3.39        3.55          3.56        3.02        2.98      3.35
    Loans/deposits                            99.84       99.89      114.72        140.16       97.09       95.81     96.00
    Common and preferred dividend
       payout ratio                             N/A         N/A       12.64        102.56      109.74      104.95     54.79
    Equity/assets (period end)                11.28       11.11       25.95         18.75       13.84        13.4      15.1
    Average stockholders'
       equity(3)/average total assets         10.71       11.59       20.72         22.46       13.36       13.24     14.38

                                                                                                             Nine Months Ended
                                                             Years Ended December 31,                          September 30,
                                                  ---------------------------------------------------       -------------------
                                                    1993         1994     1995(1)     1996      1997         1997        1998
                                                   -------      ------   --------   --------   -----        -------     ------
                                                       (Dollars in thousands, except per share data)


    Leverage ratio                                  11.16        11.87     26.54        19.06      10.82       10.4     11.88
    Tier 1 capital/risk-weighted assets             21.48        22.05     52.38        33.09      18.91      18.96     19.96
    Total capital/risk-weighted assets              22.41        22.96     53.24        33.75      19.56      19.63     20.63

CREDIT QUALITY RATIOS
    Allowance/period end loans                        .56          .57       .53          .44        .46        .47       .50
    Nonperforming loans(6)/total loans                .12          .03       .08          .04        .15        .07       .12
    Allowance/nonperforming loans                  453.41      2014.04    654.75      1151.85      301.9     716.18    409.17
    Nonperforming assets(7)/loans and
       foreclosed properties                          .16          .06       0.1          .07        .17        .08       .16
    Provisions/average loans  (5)                       -            -         -          .04        .18        .17       .19
    Net charge-offs (recoveries)/average
       loans  (5)                                   (.01)        (.01)     (.01)          .02        .14        .11       .17



(1)  Per share data is for the six months ended December 31, 1995.
(2)  Does not include Federal Home Loan Bank stock.
(3)  Retained earnings for years prior to 1995.
(4)  Average for period 7/1/95 - 12/31/95.
(5)  Interim period ratios have been annualized when applicable.
(6)  Nonaccrual loans and restructured loans.
(7)  Nonaccrual loans and restructured loans and OREO.

                                  RISK FACTORS


          If the merger is consummated, you will receive shares of Union Planters common stock in exchange for your shares of First Mutual common stock. You should be aware of particular risks and uncertainties that are applicable to an investment in Union Planters common stock. Specifically, there are risks and uncertainties that bear on Union Planters' future financial results and that may cause Union Planters' future earnings and financial condition to be less than Union Planters' expectations.

          Some of the risks and uncertainties relate to economic conditions generally and would affect other financial institutions in similar ways. These aspects are discussed above under the heading "A WARNING ABOUT FORWARD-LOOKING STATEMENTS." This section addresses particular risks and uncertainties that are specific to Union Planters.

          Since December 31, 1997, Union Planters has acquired 14 financial institutions and has pending seven acquisitions, including the proposed merger. Union Planters' expectations concerning future earnings depend in part on Union Planters being able to combine the operations of the acquired institutions with Union Planters' own operations promptly and efficiently, and also on Union Planters being correct in its assumptions about the financial impact of the acquisitions.

          The risks and uncertainties that may affect Union Planters' future earnings and financial condition include the following:

          - Union Planters' restructuring charges in recent acquisitions may be higher than expected.

               Union Planters has recorded restructuring and merger related charges in connection with the recently completed acquisitions and expects to record additional charges in connection with the merger and the other pending acquisitions. See "BUSINESS OF UNION PLANTERS" on page 66 for more information about these acquisitions. There is a risk that there may be additional costs and charges resulting from such transactions that exceed the charges Union Planters has recorded for financial reporting and accounting purposes.

          - Union Planters may have more difficulty integrating acquired businesses or retaining key personnel than expected.

          - Converting the systems and procedures of each acquired institution to Union Planters' systems is an important part of Union Planters' acquisition program. Notwithstanding the extensive experience that Union Planters has, there is a risk that the conversion of an acquired institution may not be completed on schedule or may be more difficult and costly than expected. There is also a risk that Union Planters may not be able to retain key personnel of an acquired institution, which could cause the acquired operations to perform below expectations.

          - Union Planters' operating costs after the merger and other recent acquisitions may be greater than expected, and Union Planters' costs savings from the merger and other recent acquisitions may be less than expected, or Union Planters may be unable to obtain those cost savings as soon as expected.

                                  INTRODUCTION


         Union Planters and First Mutual are furnishing this proxy statement-prospectus to holders of First Mutual common stock, $.10 par value per share, in connection with the proxy solicitation by First Mutual's board of directors. The First Mutual board of directors will use the proxies at the special meeting of stockholders of First Mutual to be held on January 20, 1999, and at any adjournments.



         At the special meeting, holders of First Mutual common stock will be asked to vote upon a proposal to approve the Agreement and Plan of Reorganization, dated July 2, 1998, between Union Planters and First Mutual, and a related Plan of Merger between First Mutual and Union Planters Holding Corporation, a wholly owned subsidiary of Union Planters (the "Agreement" and the "Plan of Merger"). Pursuant to the Agreement and the Plan of Merger, First Mutual will merge into Union Planters Holding Corporation, and the outstanding shares of First Mutual common stock will be converted into whole shares of Union Planters common stock, $5.00 par value per share, and associated Preferred Share Rights. For information about Union Planters' Preferred Share Rights, see page 53 of this proxy statement-prospectus. First Mutual stockholders will receive cash in lieu of any fractional shares.


                  SPECIAL MEETING OF FIRST MUTUAL STOCKHOLDERS

DATE, PLACE, TIME, AND PURPOSE


         The special meeting of First Mutual's stockholders will be held at the Decatur Club, located at 158 W. Prairie Avenue, Decatur, Illinois, at 2:00 p.m., local time, on January 20, 1999. At the special meeting, holders of First
Mutual common stock will be asked to vote upon a proposal to approve the Agreement, the Plan of Merger and the merger.


RECORD DATE, VOTING RIGHTS, REQUIRED VOTE, AND REVOCABILITY OF PROXIES


         First Mutual's board of directors fixed the close of business on December 1, 1998 as the record date for determining those First Mutual stockholders who are entitled to notice of and to vote at the special meeting. Only holders of First Mutual common stock of record on the books of First Mutual at the close of business on the record date have the right to receive notice of and to vote at the special meeting. On the record date, there were 3,530,570 shares of First Mutual common stock issued and outstanding held by approximately 600 holders of record.


         At the special meeting, First Mutual stockholders will have one vote for each share of First Mutual common stock owned on the record date. The holders of a majority of the outstanding shares of First Mutual common stock entitled to vote at the special meeting must be present in order for a quorum to exist at the special meeting.

         To determine if a quorum is present, First Mutual intends to count the following:

         - shares of First Mutual common stock present at the special meeting either in person or by proxy;

         - shares of First Mutual common stock present in person at the special meeting but not voting; and

         - shares of First Mutual common stock for which it has received proxies but with respect to which holders of shares have abstained on any matter.

Approval of the Agreement and the Plan of Merger requires the affirmative vote of a majority of the outstanding shares of First Mutual common stock.

         Brokers who hold shares in street name for customers who are the beneficial owners of such shares may not give a proxy to vote those shares without specific instructions from their customers. Any abstention, non-voting share or "broker non-vote" will have the same effect as a vote AGAINST the approval of the Agreement and the Plan of Merger.

         Properly executed proxies that First Mutual receives before the vote at the special meeting that are not revoked will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE PROPOSAL TO APPROVE THE AGREEMENT AND THE PLAN OF MERGER, AND THE PROXY HOLDER MAY VOTE THE PROXY IN ITS DISCRETION AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE SPECIAL MEETING. IF NECESSARY, THE PROXY HOLDERS MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IF THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE PROPOSAL AT THE TIME OF THE SPECIAL MEETING. HOWEVER, NO PROXY HOLDER WILL VOTE ANY PROXIES VOTED AGAINST APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING.

         A First Mutual stockholder who has given a proxy solicited by First Mutual's board of directors may revoke it at any time prior to its exercise at the special meeting by (1) giving written notice of revocation to the Secretary of First Mutual, (2) properly submitting to First Mutual a duly executed proxy bearing a later date, or (3) attending the special meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be sent to: First Mutual Bancorp, Inc., 135 East Main Street, Decatur, Illinois 62523, Attention: G. Lynn Brinkman, Secretary.

         On the record date, First Mutual's directors and executive officers, including their immediate family members and affiliated entities owned 520,818 shares or approximately 14.75% of the outstanding shares of First Mutual common stock, including shares subject to options to purchase First Mutual common stock. On the record date, Union Planters' directors and executive officers owned no shares of First Mutual common stock.

         On the record date, Union Planters held no shares of First Mutual common stock in a fiduciary capacity for others, or as a result of debts previously contracted, and First Mutual held no shares of First Mutual common stock in a fiduciary capacity for others. On the record date, First Mutual's Employee Stock Ownership Plan held 282,000 shares of First Mutual common stock, or approximately 8% of the outstanding shares of First Mutual common stock.

SOLICITATION OF PROXIES

         First Mutual has retained Regan & Associates to solicit proxies for the special meeting, and expects the cost of these services to be approximately $3,500. Additionally, directors, officers and employees of First Mutual may solicit proxies by mail, in person, or by telephone or telegraph. They will receive no additional compensation for such services. First Mutual may make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of First Mutual common stock held of record by such persons. First Mutual will reimburse any such brokers, custodians, nominees, and fiduciaries for the reasonable out-of-pocket expenses incurred by them for such services. Union Planters and First Mutual will share all expenses associated with the solicitation of proxies, other expenses associated with the special meeting, and expenses related to the printing and mailing of this proxy statement-prospectus, as provided in the Agreement. See "DESCRIPTION OF TRANSACTION -- Expenses and Fees" on page 48.

RECOMMENDATION

         First Mutual's board of directors has approved the Agreement, the Plan of Merger, and the merger and believes that the proposal to approve the Agreement and the Plan of Merger is in the best interests of First Mutual and its stockholders. First Mutual's board of directors recommends that the First Mutual stockholders vote FOR approval of the Agreement and the Plan of Merger.


                           DESCRIPTION OF TRANSACTION

         The following information describes material aspects of the merger. This description does not provide a complete description of all the terms and conditions of the Agreement and the Plan of Merger. It is qualified in its entirety by the Appendices hereto, including the text of the Agreement and the Plan of Merger, which are attached as Appendices A and B, respectively, to this proxy statement-prospectus. The Agreement and the Plan of Merger are incorporated herein by reference. You are urged to read the Appendices in their entirety.

GENERAL

         The Agreement provides for the acquisition of First Mutual by Union Planters pursuant to the merger of First Mutual with and into Union Planters Holding Corporation. Union Planters Holding Corporation is a Tennessee corporation and a wholly owned subsidiary of Union Planters. Union Planters Holding Corporation will be the surviving corporation resulting from the merger. At the time the merger becomes effective, each share of First Mutual common stock then issued and outstanding (except shares held by First Mutual, Union Planters and their subsidiaries other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for the right to receive shares of Union Planters common stock having a value equal to $18.50. The number of shares of Union Planters common stock you will receive will be determined by dividing $18.50 by the average of the closing sales prices of Union Planters common stock for the 20 consecutive trading days prior to the third business day before we complete the merger (the "exchange ratio").

         No fractional shares of Union Planters common stock will be issued. Rather, Union Planters will pay cash (without interest) in an amount equal to such fractional part of a share of Union Planters common stock multiplied by the closing price of Union Planters common stock on the New York Stock Exchange (as reported by The Wall Street Journal) on the last trading day before the merger becomes effective.


         On the record date, First Mutual had 3,530,570 shares of common stock issued and outstanding. The closing price of Union Planters common stock on December 2, 1998 was $48.44. Assuming that the average of the closing prices for the 20 consecutive trading days prior to the third business day before the completion of the merger is $48.44, the exchange ratio will be .382. Based on this exchange ratio, upon completion of the merger, Union Planters will issue approximately 1,348,677 shares of its common stock to First Mutual stockholders. After the merger, Union Planters would then have outstanding approximately 137,411,712 shares of common stock based on the number of shares of Union Planters common stock outstanding on October 31, 1998 (not including shares Union Planters may issue in its other pending acquisitions and shares it may issue pursuant to the exercise of Union Planters stock options or for other purposes). Based on that number, after the merger, First Mutual stockholders would own approximately .98% of the outstanding shares of Union Planters common stock.


EFFECT OF THE MERGER ON OPTIONS

         Prior to the completion of the merger, First Mutual has agreed to cause each option to purchase shares of First Mutual common stock granted by First Mutual under any stock option plan, whether or not then exercisable, to be canceled in exchange for cash in an amount equal to the total number of shares of First Mutual common stock subject to the option times the excess of $18.50 over the exercise price per share of the option.

         For information with respect to stock options held by First Mutual's management, see "-- Interests of Certain Persons in the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

         Union Planters and First Mutual have not and do not intend to seek a ruling from the Internal Revenue Service ("IRS") as to the federal income tax consequences of the merger. Instead, Union Planters and First Mutual have obtained the opinion of Union Planters' counsel, Wyatt, Tarrant & Combs, as to certain of the expected federal income tax consequences of the merger. A copy of this opinion is attached as an exhibit to the registration statement.

         The tax opinion which Union Planters and First Mutual have obtained does not address, among other matters:

         (1) state, local, foreign or other federal tax consequences of the merger not specifically addressed in the opinion;

         (2) federal income tax consequences to First Mutual stockholders who are subject to special rules under the Internal Revenue Code, such as foreign persons, tax-exempt organizations, insurance companies, financial institutions, dealers in stocks and securities, and persons who do not own such stock as a capital asset;

         (3) federal income tax consequences affecting shares of First Mutual common stock acquired upon the exercise of stock options, stock purchase plan rights or otherwise as compensation;

         (4) the tax consequences to holders of warrants, options or other rights to acquire shares of such stock;

         (5) the tax consequences of Union Planters and First Mutual of the inclusion in income of the amount of the bad-debt reserve maintained by First Mutual and/or its subsidiaries and any other amounts resulting from any required change in accounting methods; and

         (6) the tax consequences of Union Planters and First Mutual of any income and deferred gain recognized pursuant to Treasury Regulations issued under Section 1502 of the Internal Revenue Code.

         Subject to the conditions, qualifications, representations and assumptions contained herein, and in the tax opinion, Wyatt, Tarrant & Combs has opined that:

         (1) The acquisition by Union Planters Holding Corporation of substantially all of the assets of First Mutual in exchange for shares of Union Planters common stock and the assumption of liabilities of First Mutual pursuant to the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

         (2) First Mutual, Union Planters and Union Planters Holding Corporation will each be "a party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code.

         (3) No gain or loss will be recognized by First Mutual as a result of the merger.

         (4) No gain or loss will be recognized by Union Planters Holding Corporation or Union Planters as a result of the merger.

         (5) No gain or loss will be recognized by the stockholders of First Mutual as a result of the exchange of First Mutual common stock for Union Planters common stock pursuant to the merger, except that a gain or loss will be recognized on the receipt of any cash in lieu of a fractional share. Assuming that the First Mutual common stock is a capital asset in the hands of the respective First Mutual stockholders, any gain or loss recognized as a result of the receipt of cash in lieu of a fractional share will be a capital gain or loss equal to the difference between the cash received and that portion of the holder's tax basis in the First Mutual common stock allocable to the fractional share.

         (6) The tax basis of Union Planters common stock to be received by the stockholders of First Mutual will be the same as the tax basis of the First Mutual common stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received).

         (7) The holding period of the Union Planters common stock to be received by stockholders of First Mutual will include the holding period of the First Mutual common stock surrendered in exchange therefor, provided the First Mutual shares were held as a capital asset by the stockholders of First Mutual on the date of the exchange.

         The tax opinion is based on the Internal Revenue Code, Treasury Regulations promulgated under the Internal Revenue Code by the IRS, judicial decisions and administrative pronouncements of the IRS, all existing and in effect on the date of this proxy statement-prospectus and all of which are subject to change at any time, possibly retroactively. Any such change could have a material impact on the conclusions reached in the opinion. The opinion represents only such counsel's best judgment as to the expected federal income tax consequences of the merger and is not binding on the IRS or the courts. The IRS may challenge the conclusions stated in the opinion and stockholders of First Mutual may incur the cost and expense of defending positions taken by them with respect to the merger. A successful challenge by the IRS could have material adverse consequences to the parties to the merger, including stockholders of First Mutual and Union Planters.

         In rendering the tax opinion, Wyatt, Tarrant & Combs has relied, as to factual matters, solely on the continuing accuracy of (1) the description of the facts relating to the merger contained in the Agreement and this proxy statement-prospectus, (2) the factual representations and warranties contained in the Agreement and this proxy statement-prospectus and related documents and agreements, and (3) certain factual matters addressed by representations made by certain executive officers of First Mutual, Union Planters and Union Planters Holding Corporation, as further described in the opinion. Events occurring after the date of the opinion could alter the facts upon which the opinion is based. In such case, the conclusions reached in the opinion and in this summary could be materially impacted.

         Accordingly, for all of the above reasons, stockholders of First Mutual are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of federal, state, local and other tax laws.

         The obligation of Union Planters and First Mutual to complete the merger is conditioned on, among other things, receipt by Union Planters and First Mutual of an opinion of Wyatt, Tarrant & Combs substantially to the foregoing effect. The conditions relating to the receipt of the tax opinion may be waived by both Union Planters and First Mutual. Neither Union Planters nor First Mutual currently intends to waive the conditions relating to the receipt of the tax opinion. If the conditions relating to the receipt of the tax opinion were waived and the material federal income tax consequences of the merger were substantially different from those described in this proxy statement-prospectus, First Mutual would resolicit the approval of its stockholders prior to completing the merger.

BACKGROUND OF AND REASONS FOR THE MERGER

         BACKGROUND OF THE MERGER. The past several years have been a period of substantial and rapid change in the financial services industry characterized by increasing consolidation, intensifying competition and continued growth through acquisition by many of the larger domestic banking organizations. Since First Mutual's conversion from a mutual to a stock institution in June, 1995, First Mutual has actively sought to acquire additional financial institutions so as to deploy its excess capital and diversify geographically. Except for the acquisition of three bank branches in January, 1997, First Mutual was unable to identify potential acquisition candidates that met its pricing and other purchase criteria. First Mutual's Board of Directors has also periodically reviewed its strategic alternatives and taken various steps to maintain and enhance its long-term competitive position and profitability in the face of these changing regulatory and market conditions.

         As a result of such a review conducted in the fall of 1997, and after consultation with its outside special legal counsel, Barack Ferrazzano Kirschbaum Perlman & Nagelberg, the First Mutual board formed a special committee comprised of C. Robert Chastain, Paul K. Reynolds and Glen J. Whitney (the "strategic alternatives committee") to assist in the investigation of First Mutual's strategic options, including a possible sale. The strategic alternatives committee was directed to participate in retaining a financial advisor to assist in this process. After conducting interviews with several prominent investment banking firms, on December 2, 1997, the First Mutual board engaged Robert W. Baird & Co. Incorporated ("Baird") to serve as First Mutual's financial advisor.

         After its retention, Baird examined First Mutual's strategic plans and held several discussions with the strategic alternatives committee to discuss these plans and related issues. As part of these discussions, Baird reviewed with the First Mutual board a list of banking organizations located in and out of First Mutual's market that might be interested in a business combination with First Mutual, including the financial ability of such organizations to complete a business combination, their acquisition history and potential strategic fit with First Mutual.

         After extensive discussion concerning the strategic options available to First Mutual, the First Mutual board authorized senior management and Baird to conduct exploratory discussions concerning a possible business combination transaction. Baird was instructed to contact a group of banking institutions that were selected by First Mutual's board after consultation with Baird. During January, 1998, Baird conducted preliminary discussions with several of these institutions. When such discussions involved the provision to such institutions of proprietary information, First Mutual required such parties to execute customary confidentiality agreements to preserve the confidential nature of any proprietary information.

         On January 27, 1998, Baird presented to the First Mutual board the results of its preliminary conversations with certain potential acquirors. Through its exploratory discussions with these various banking institutions, First Mutual received several preliminary indications of interest, and Baird was then instructed to contact each of these institutions in an effort to further develop their interest. On February 11, 1998, First Mutual also received an unsolicited expression of interest for the acquisition of First Mutual at a price significantly in excess of the other expressions of interest that had been received by Baird up to such time. Upon careful review of the expression of interest, and after discussions with executive officers of the potential acquiror, the First Mutual board directed Baird to suspend discussions with the other interested parties and to assist in the negotiation of a definitive acquisition agreement with this potential acquiror. After several weeks of negotiation and due diligence, these discussions were terminated.

         Thereafter, the First Mutual board, after consultation with Baird, determined that a business combination should still be actively pursued. The First Mutual board directed Baird to recontact the initial group of organizations that had expressed an interest in affiliating with First Mutual As a result of these efforts, Baird received an expression of interest from Union Planters, the successor by merger to one of this initial group. Baird was also contacted by an organization that the First Mutual board had not directed Baird to contact because of that organization's comparative size, its concentration of ownership and the relative illiquidity of its stock.

         On May 26, 1998, representatives of Baird and Barack Ferrazzano met with the First Mutual board to review the status of negotiations with Union Planters and also preliminary discussions with one other potential acquiror. Representatives of Baird, Barack Ferrazzano and members of the corporate developments committee: (i) reviewed in detail the Union Planters proposal to exchange $18.50 of Union Planters common stock for each outstanding share of First Mutual common stock; (ii) discussed Union Planters' requirement that First Mutual also grant to Union Planters a stock option; and (iii) discussed the likelihood of receiving a formal proposal from other potential business combination partners with a value to the holders of First Mutual common stock greater than the Union Planters' proposal. Based upon the results of these discussions, the First Mutual board determined that it was in the best interests of the holders of First Mutual common stock to pursue the Union Planters proposal and authorized Paul Reynolds to execute a letter of intent with Union Planters containing the terms of this offer. Union Planters and First Mutual subsequently executed a letter of intent on June 3, 1998.

         Shortly thereafter, First Mutual received the first draft of the Agreement from Union Planters, and representatives of First Mutual, Baird and Barack Ferrazzano commenced negotiations with representatives of Union Planters, its financial advisor and its legal counsel regarding the final form of this agreement. During this period, Union Planters conducted its due diligence on First Mutual, and First Mutual and Baird conducted their due diligence on Union Planters.

         On June 25, 1998, the First Mutual board held a meeting to discuss at length and review, with the assistance of Baird and Barack Ferrazzano, the Agreement and the Plan of Merger, the stock option agreement and related documents and all of the transactions contemplated by these documents. At this meeting, the First Mutual board reviewed in detail with Baird, Barack Ferrazzano and senior management the terms of the merger, the Agreement, the Plan of Merger and the stock option agreement. Barack Ferrazzano also reviewed again with the First Mutual board the fiduciary duties owed by the First Mutual board to First Mutual and its stockholders in connection with the review of First Mutual's strategic alternatives.

         Following the review and discussion by the First Mutual board of the definitive terms of the transaction, the opinion of Baird and numerous other relevant factors (described below in "THE MERGER -- Reasons for the Merger; First Mutual Board Recommendation"), by a majority vote, the First Mutual board authorized and approved the Agreement, the related Plan of Merger and the stock option agreement and the transactions contemplated by these documents. The First Mutual board also determined that the Agreement and the Plan of Merger be submitted to a vote of First Mutual's stockholders and that the First Mutual board recommend that First Mutual stockholders approve and adopt the Agreement and the Plan of Merger, subject to certain conditions, including among other things the receipt of a fairness opinion of Baird.


         On July 1, 1998, Baird delivered to the First Mutual board its opinion (subsequently confirmed in writing as of the date of this proxy statement-prospectus) to the effect that, as of that date, the exchange ratio was fair, from a financial point of view, to the holders of First Mutual common stock (other than Union Planters and its affiliates). THE OPINION OF BAIRD DATED NOVEMBER 16, 1998, IS ATTACHED HERETO AS APPENDIX C AND HOLDERS OF FIRST MUTUAL COMMON STOCK ARE ENCOURAGED TO READ THAT OPINION CAREFULLY AND IN ITS ENTIRETY. See "THE MERGER -- Opinion of Financial Advisor to First Mutual."


         REASONS FOR THE MERGER; FIRST MUTUAL BOARD RECOMMENDATION. In reaching its determination, the First Mutual board consulted with Barack Ferrazzano, First Mutual's outside special counsel, with respect to the legal duties of the First Mutual board, various regulatory matters and the Agreement, the Plan of Merger, the Stock Option Agreement and related issues. The First Mutual board also consulted with Baird, First Mutual's financial advisor, with respect to the financial aspects and fairness of the consideration to be received by the First Mutual stockholders in the merger. The First Mutual board also consulted with senior management on all of these issues as well as more conceptual issues and advantages of the proposed merger. The First Mutual board considered a number of factors, without assigning any specific or relative weight to the consideration of such factors. The material factors considered were:

         (1) Information concerning the businesses, earnings, operations, financial condition, prospects, capital levels and asset quality of First Mutual and Union Planters, both individually and as combined. In particular, the First Mutual board focused on the strategic fit of the business lines and the operating philosophies of the two institutions;

         (2) The advantages of a combination with an institution, such as Union Planters, that already had a significant local market share (through its acquisition of Magna Bancorp, Inc.), and the opportunities for increased efficiencies and significant cost savings from a combination within First Mutual's current market resulting in increased profitability of the combined entity over time as opposed to a possible combination with an institution without a similar local market presence;

         (3) The current and prospective economic and competitive environments facing First Mutual and other financial institutions characterized by intensifying competition from both banks and nonbank financial services organizations, the increasing necessity for strong fee-based income producing components within a bank holding company, and the growing costs associated with regulatory compliance in the banking industry;

         (4) First Mutual's dependence on earnings from retail banking, which have been subject to increasing margin pressure, and countervailing benefits associated with Union Planters' complementary strength in commercial banking and significant percentage of fee-based income not subject to such margin pressure;

         (5) The high costs of technology and new facilities required in order to grow deposits in light of the fact that deposit growth for First Mutual and the banking industry in general has been difficult and such funding limitations would hamper First Mutual's long-term asset growth;

         (6) First Mutual's concentration of first and second mortgages and the interest rate risk and prepayment risk associated therewith as compared to more diverse income generating assets and operations maintained by other banking institutions (including Union Planters);

         (7) The belief that, following the merger, Union Planters would be well positioned to continue to grow through possible future acquisitions or expansions while at the same time not being so large as to reduce its attractiveness as a possible acquisition candidate;

         (8) The belief that the merger would result in stockholders of First Mutual receiving stock in a high quality combined company that should benefit stockholders through enhanced operating efficiencies and better penetration of commercial and consumer banking markets;

         (9) The opinion of Baird that, as of the date of its opinion, the consideration to be received by the First Mutual stockholders in the merger is fair, from a financial point of view, to the holders of First Mutual common stock (other than Union Planters and its affiliates) (see "THE MERGER --Opinion of Financial Advisor to First Mutual");

         (10) A comparison of the legal terms of the Agreement and the other documents relating to the merger to the terms customarily seen in similar transactions and in prior transactions involving Union Planters; and

         (11) The impact of the merger on First Mutual's employees in terms of working environment, career opportunities, and layoffs, that would likely result in a transaction with Union Planters, the impact on First Mutual's depositors and customers in terms of the wider range of products and services that will be available from a strong and sound combined institution, and on the communities which First Mutual serves in terms of the enhanced strength and accessibility of the combined Illinois franchise.

         The foregoing discussion of the information and factors considered by the First Mutual board is not intended to be exhaustive but is believed to include all material factors considered by the First Mutual board. Throughout its deliberations, the First Mutual board received the advice of its outside legal counsel. After deliberating with respect to the merger and the other transactions contemplated by the Agreement, considering, among other things, the information and factors described above (including reliance on the opinion of Baird), the First Mutual board concluded that the merger is fair to, and in the best interest of, its stockholders. In reaching this conclusion, the First Mutual board did not assign relative or specific weights to the above information and factors or determine that any information or factor was of particular importance. A determination of various weightings would, in the view of the First Mutual board, be impractical. Rather, the First Mutual board viewed its position and recommendations as being based on the totality of the information and factors presented to and considered by it. In addition, individual members of the First Mutual board may have given different weight to different information and factors.

         FOR THE REASONS DESCRIBED ABOVE, THE FIRST MUTUAL BOARD HAS DETERMINED THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, FIRST MUTUAL'S STOCKHOLDERS. ACCORDINGLY, BY A MAJORITY VOTE, THE FIRST MUTUAL BOARD OF DIRECTORS APPROVED THE AGREEMENT AND THE PLAN OF MERGER AND RECOMMENDS THAT THE STOCKHOLDERS OF FIRST MUTUAL VOTE FOR APPROVAL OF THE AGREEMENT AND THE PLAN OF MERGER.

         UNION PLANTERS' REASONS FOR THE MERGER. In adopting the Agreement, the Plan of Merger and the merger, the Union Planters' board of directors considered a number of factors concerning the benefits of the merger. Without assigning any relative or specific weights to the factors, the Union Planters' board of directors considered the following additional material factors:

         (1) a review, based in part on a presentation by Union Planters' management, of

                  - the business, operations, earnings, and financial condition, including the capital levels and asset quality, of First Mutual on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area,

                  - the demographic, economic, and financial characteristics of the markets in which First Mutual operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on historical and prospective basis, and

                  - the results of Union Planters' due diligence review of First Mutual; and

         (2) a variety of factors affecting and relating to the overall strategic focus of Union Planters, including Union Planters' desire to expand into markets in Illinois and the business lines pursued by First Mutual.

         Union Planters' board of directors determined that the merger was in the best interests of Union Planters and its stockholders and unanimously approved the proposed merger on October 15, 1998.

OPINION OF FIRST MUTUAL'S FINANCIAL ADVISOR


         The First Mutual board retained Baird to act as its financial advisor in connection with the merger and to render its opinion as to whether or not the exchange ratio is fair, from a financial point of view, to the holders of First Mutual common stock (other than Union Planters and its affiliates). On July 1, 1998, Baird delivered its opinion to the First Mutual board to the effect that, as of such date, the exchange ratio was fair, from a financial point of view, to such holders. Baird subsequently rendered a written opinion, dated November 16, 1998, confirming its earlier opinion to the effect that, as of November 16, 1998, the exchange ratio is fair, from a financial point of view, to such holders.

         The full text of Baird's opinion, dated November 16, 1998, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the scope of review undertaken by Baird in rendering its opinion, is attached as Appendix C to this proxy statement/prospectus. Baird's opinion is directed only to the fairness, as of the date of the opinion and from a financial point of view, of the exchange ratio to the holders of First Mutual common stock (other than Union Planters and its affiliates) and does not constitute a recommendation to any First Mutual stockholder as to how such stockholder should vote with respect to the merger. Baird did not make any recommendation to First Mutual concerning the form or amount of consideration to be received in the merger. The summary of Baird's opinion set forth below is qualified in its entirety by reference to the full text of the opinion attached as Appendix C. First Mutual stockholders are urged to read the opinion carefully in its entirety.


         In conducting its investigation and analysis and in arriving at its opinion, Baird reviewed such information and took into account such financial and economic factors as it deemed relevant under the circumstances. In that connection, Baird, among other things:

         (1) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of First Mutual and Union Planters furnished to Baird for purposes of its analysis, as well as publicly available information, including First Mutual's and Union Planters's recent filings with the Securities and Exchange Commission and equity analyst research reports prepared by various investment banking firms;

         (2)      reviewed the Agreement and the Plan of Merger;

         (3) compared the historical market prices and trading activity of First Mutual common stock and Union Planters common stock with those of certain other publicly traded companies Baird deemed relevant;

         (4) compared the financial position and operating results of First Mutual and Union Planters with those of other publicly traded companies Baird deemed relevant;

         (5) compared the proposed financial terms of the merger with the financial terms of certain other business combinations involving thrift institutions that Baird deemed relevant; and

         (6) reviewed certain potential proforma financial effects of the merger.

         Baird held discussions with members of First Mutual's and Union Planters's senior management concerning First Mutual's and Union Planters's historical and current financial condition and operating results, as well as the future prospects of First Mutual and Union Planters. As a part of its engagement, Baird was requested to and did solicit third party indications of interest in acquiring First Mutual. Baird also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria as Baird deemed relevant for the preparation of its opinion. The exchange ratio was determined by First Mutual and Union Planters in arms-length negotiations. First Mutual did not place any limitation upon Baird with respect to the procedures followed or factors considered by Baird in rendering its opinion.

         In arriving at its opinion, Baird assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided to it by or on behalf of First Mutual and Union Planters and was not engaged to independently verify any such information. Baird assumed, with First Mutual's consent, that:

         (1) all material assets and liabilities (contingent or otherwise, known or unknown) of First Mutual and Union Planters are set forth in their respective financial statements;

         (2) the merger will be accounted for under the purchase method of accounting;

         (3) the prospective cost savings contemplated by Union Planters's management following the merger will be realized and;

         (4) the merger will be consummated in accordance with the terms of the Agreement without any amendment or waiver by First Mutual or Union Planters of any condition to their obligations.

         Baird also assumed that the financial forecasts examined by it were reasonably prepared on bases reflecting the best available estimates and good faith judgments of First Mutual's and Union Planters' senior management as to future performance of First Mutual and Union Planters. In conducting its review, Baird did not undertake or obtain an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of First Mutual or Union Planters, nor did it make a physical inspection of the properties or facilities of First Mutual or Union Planters. Baird assumed that all necessary regulatory approvals for the merger would be obtained with out undue delay. Baird's opinion necessarily was based upon economic, monetary and market conditions as they existed and could be evaluated on the date of the opinion, and did not predict or take into account any changes which may occur, or information which may become available, after the date thereof. Furthermore, Baird expressed no opinion as to the price or trading range at which First Mutual's or Union Planters' securities would trade following the date of the opinion.

         The following is a summary of the material financial analyses performed by Baird in connection with rendering its opinion and making its presentation to the First Mutual board.

         ANALYSIS OF FIRST MUTUAL VALUATION MULTIPLES. Baird reviewed the terms of the proposed merger, including the form of the merger consideration, the proposed method of accounting and the indicated value of the First Mutual common stock implied by the terms of the merger. The indicated value for the merger was $18.50 per share of First Mutual common stock (the "Indicated Value"). Baird calculated multiples of the Indicated Value to First Mutual earnings per share ("EPS") for the latest twelve months ("LTM") ended March 31, 1998 ("LTM Earnings"), First Mutual management's estimates of 1998 EPS ("Projected 1998 Earnings") and reported book value and tangible book value per share as of March 31, 1998 ("Book Value" and "Tangible Book Value," respectively). These calculations resulted in multiples of Indicated Value to EPS ("P/E Ratios") of 46.3x based on LTM Earnings and 36.3x based on Projected 1998 Earnings. These calculations also resulted in multiples of Indicated Value to Book Value of 118.3%, an Indicated Value to Tangible Book Value of 152.8% and an implied core deposit premium of 8.6% (based on core deposits as of March 31, 1998).

         ANALYSIS OF PUBLICLY TRADED COMPANIES COMPARABLE TO FIRST MUTUAL. Baird reviewed certain publicly available financial information as of the most recently reported period and stock market information as of June 25, 1998 for certain publicly traded companies which Baird deemed relevant. These companies consisted of: Americana Bancorp, First Midwest Financial, Inc., Enterprise Federal Bancorp, FSF Financial Corp., First Federal Financial Corp., Home Bancorp, Industrial Bancorp, Inc., Kankakee Bancorp, Inc., Permanent Bancorp, Inc. and Western Ohio Financial Corp. (the "Thrift Comparable Companies"). The data described below with respect to the Thrift Comparable Companies consists of the median data for such group as of the most recently reported period and are compared to First Mutual's financial and operating information as reported as of March 31, 1998.

         Baird noted that the ratios of the Indicated Value of First Mutual common stock to the LTM earnings per share, Projected 1998 Earnings, Book Value and Tangible Book Value were 46.3x, 36.3x, 118.3% and 152.8%, respectively, for First Mutual. This compared to median ratios of closing stock price to LTM EPS, projected 1998 earnings (as derived from equity research analysts' reports as reported by I/B/E/S), Book Value and Tangible Book Value of 18.5x, 15.9x, 154.8% and 163.8% for the Thrift Comparable Companies. The assets and equity reported for First Mutual were approximately $390 million and $55 million compared to a median of approximately $394 million and $43 million for the Thrift Comparable Companies.

         Baird also noted LTM net interest income of 3.11% of average assets for First Mutual as compared to a median of 3.09% for the Thrift Comparable Companies. General and Administrative ("G&A") expenses as a percent of average assets were approximately 2.55% for First Mutual as compared to a median of 1.94% for the Thrift Comparable Companies. First Mutual recorded a ratio of LTM income to average asset (i.e. return on average assets "ROAA")) for the LTM ended March 31, 1998 of 0.32% and ratio of LTM earnings to average equity ("ROAE") of 2.38% as compared to medians of 0.85% and 7.24% respectively, for the Thrift Comparable Companies. Also, Baird noted capital-to-assets and tangible capital-to-assets ratios of 14.15% and 11.32% for First Mutual as compared to medians of 11.02% and 10.93% respectively, for the Thrift Comparable Companies.

         ANALYSIS OF UNION PLANTERS. In order to assess the relative public market valuation of the Union Planters common stock to be issued in the merger, Baird reviewed certain publicly available financial information as of the most recently reported period and stock market information as of June 25, 1998 for Union Planters and certain selected publicly traded companies which Baird deemed relevant. Such comparable companies consisted of: AmSouth Bancorporation, Popular, Inc., Fifth Third Bancorp, First Security Corp., Firstar Corp., First Tennessee National Corporation, Marshall & Ilsley Corp. and Northern Trust Corp. (the "Union Planters Comparable Companies"). The data described below with respect to the Union Planters Comparable Companies consist of median data for such group and are compared to Union Planters common stock price (both based on closing prices as of June 25, 1998) and Union Planters's financial and operating information as reported as of March 31, 1998.

         Baird noted that the ratios of the closing price of Union Planters common stock to LTM EPS, projected 1998 earnings (as estimated by Union Planters senior management for Union Planters and as derived from equity research analysts' reports as reported by I/B/E/S for the Union Planters Comparable Companies), Book Value and Tangible Book Value were 21.7x, 16.0x, 269.5% and 269.5%, respectively, for Union Planters as compared to medians of to 20.4x, 18.6x, 316.1% and 374.7% for the Union Planters Comparable Companies. Baird noted that after adjusting Union Planters's EPS for merger related expenses and one-time charges associated with merging several Union Planters bank charters, the ratio of closing price of Union Planters common stock to revised LTM EPS was 18.3x. The assets and equity reported for Union Planters were approximately $18.4 billion and $1.8 billion compared to a median of approximately $19.8 billion and $1.6 billion for the Union Planters Comparable Companies.

         ANALYSIS OF SELECTED COMPARABLE TRANSACTIONS. Baird reviewed certain information relating to three groups of transactions involving business combinations of thrift institutions announced from January 1, 1997 through June 18, 1998:

         - all such business combinations announced during such period as reported by SNL Datasource (the "Entire Group");

         - business combinations included in the Entire Group involving selling institutions based in Midwestern states (the "Midwestern Group"); and

         - business combinations included in the Entire Group involving selling institutions having an equity-to-asset ratio greater than 12% (the "Hi-Cap Group").

         Baird calculated that:

                           (1) the ratio of Indicated Value to First Mutual's Book Value equaled 118.3%, compared with high, median and low price-to-book ratios of 480.1%, 185.6% and 89.7% for the Entire Group; 349.4%, 175.0% and 115.2% for the Midwestern Group; and 257.4%, 149.4% and 102.1% for the Hi-Cap Group;

                           (2) the ratio of Indicated Value to First Mutual's Tangible Book equaled 152.8%, compared with high, median and low price-to-tangible book ratios of 480.1%, 188.8% and 89.7% for the Entire Group; 372.7%, 175.7% and
                  115.2% for the Midwestern Group; and 262.7%, 150.8% and 102.1% for the Hi-Cap Group;

                           (3) the multiple of Indicated Value to LTM Earnings of First Mutual equaled 46.3x, compared with high, median and low P/E Ratios based on LTM earnings of 54.0x, 21.3x and 8.0x for the Entire Group; 45.4x, 23.1x and 13.7x for the Midwestern Group; and 51.7x, 25.0x and 8.0x for the Hi-Cap Group; and

                           (4) the implied core deposit premium indicated by the Merger equaled 8.6%, compared with high, median, and low premiums to "core" deposits of 45.6%, 13.2% and 1.5% for the Entire Group; 45.6%, 13.1% and 3.3% for the Midwestern Group; and 42.4%, 13.8% and 3.9% for the Hi-Cap Group.

         Baird also calculated that:

                           (1) the ratio of the Indicated Value to First Mutual
                  Common Stock trading price on June 25, 1998 equaled 105.0% compared with high, median and low premium to day-prior trading prices of 229.1%, 117.2% and 85.5% for the Entire Group; 229.1%, 111.3% and 99.0% for the Midwestern Group; and 229.1%, 110.7% and 101.2% for the Hi-Cap Group;

                           (2) the ratio of the Indicated Value to First Mutual
                  Common Stock trading price one month prior to June 25, 1998 equaled 102.8% compared with high, median and low premium to closing stock prices for the selling institution one month prior to the announcement date of 229.1%, 126.9% and 93.3% for the Entire Group; 229.1%, 118.4% and 103.2% for the Midwestern Group; and 229.1%, 116.8% and 97.7% for the High-Cap Group; and

                           (3) the ratio of the Indicated Value to First Mutual
                  Common Stock trading price three months prior to June 25, 1998 equaled 95.5% compared with high, median and low premium to closing stock prices for the selling institution three months prior to the announcement date of 231.8%, 139.3% and 89.6% for the Entire Group; 231.8%, 126.8% and 106.1% for the Midwestern Group; and 231.8%, 116.5% and 89.6% for the Hi-Cap Group.

         PRO FORMA MERGER ANALYSIS. Baird performed an analysis of certain proforma financial effects of the merger. Using earnings estimates for First Mutual (prepared by First Mutual management) and Union Planters (prepared by Union Planters management), Baird compared Union Planters's earnings per share and book value on a stand alone basis to the earnings per share and book value of the combined companies on a pro forma basis. In conducting this analysis, Baird assumed certain effects of the merger would be realized as estimated by First Mutual and Union Planters management, including cost savings, operating synergies, share repurchases of all shares to be issued in the merger by Union Planters and tax effects resulting from the merger. This analysis indicated that the merger would be accretive to Union Planters' pro forma earnings per share in calendar years 1998 and 1999 and would have no effect on Union Planters' pro forma book value.

         DISCOUNTED EARNINGS ANALYSIS. Baird performed a discounted earnings analysis of First Mutual on a stand alone basis using First Mutual management's earnings projections through 2003, without taking into account any cost savings and synergies that may be realized following the merger. In such analysis, Baird assumed terminal value multiples ranging from 21.0x to 23.0x such projected earnings and discount rates ranging from 12% to 14%. Such analysis produced implied values of First Mutual common stock ranging from $16.67 to $19.40. Baird noted that the discounted earnings analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

         CONTRIBUTION ANALYSIS. Baird analyzed First Mutual's and Union Planters' relative contribution to the combined company resulting from the merger with respect to assets, deposits, historical income, market capitalization and tangible equity. As a result of the merger, and assuming an exchange ratio of 0.325 (the Indicated Value divided by the closing price of Union Planters Common Stock on June 25, 1998), First Mutual stockholders will own approximately 0.8% of the outstanding Union Planters common stock, which compares to First Mutual's contribution of 1.2% of assets, 1.3% of deposits, 0.6% of historical income, 0.4% each of management's estimates of net income for 1998 and 1999, 1.3% of market capitalization as of June 25, 1998, and 1.5% of tangible equity.

         In conducting its analysis, Baird also reviewed the historical trading prices and volume of First Mutual common stock and Union Planters common stock on a daily basis from June 25, 1997 to June 25, 1998.

         In connection with its written opinion dated November 16, 1998, Baird confirmed the appropriateness of its reliance on the analyses used to render its opinion dated July 1, 1998, by performing procedures to update certain of its analyses and by reviewing the assumptions on which such analyses were based and the factors considered therewith.

         The foregoing summary does not purport to be a complete description of the analyses performed by Baird. The preparation of a fairness opinion is a complete process and is not susceptible to partial analysis or a summary description. Baird believes that its analyses must be considered as a whole and that selecting portions of such analyses without considering all factors and analyses would create an incomplete view of the processes underlying its opinion. In its analyses, Baird relied upon numerous assumptions made by senior management of First Mutual and Union Planters with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of First Mutual or Union Planters. Analyses based upon forecasts of future results are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. No company or transaction used as a comparison in the analyses is identical to First Mutual or Union Planters or to the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which First Mutual and Union Planters and the merger are being compared. Additionally, any estimates included in Baird's analyses do not purport to be appraisals and are not necessarily reflective of the prices at which businesses actually may be sold. Because such estimates are inherently subject to uncertainty, Baird does not assume responsibility for their accuracy.

         Baird, as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. First Mutual retained Baird because of its experience and expertise in the valuation of businesses and their securities in connection with mergers and acquisitions. In the ordinary course of business, Baird may from time to time trade equity securities of First Mutual and Union Planters for its own account and for accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.


         COMPENSATION. Pursuant to an engagement letter dated December 2, 1997 between First Mutual and Baird, Baird has earned a retainer fee of $30,000, a fee of $100,000 for the rendering of its opinion dated July 1, 1998 and a fee of $50,000 for the rendering of its opinion dated December 7, 1998. In addition, upon completion of the merger, Baird will receive a fee equal to 0.60% of the value of the total consideration payable in the merger. This fee is contingent upon completion of the merger. Baird has agreed to pay 20% of such fees to Keefe, Bruyette & Woods, Inc. First Mutual also agreed to reimburse Baird for its out-of-pocket expenses. First Mutual has also agreed to indemnify Baird, its affiliates and their respective directors, officers, employees, agents and controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.


EFFECTIVE TIME OF THE MERGER

         Subject to the conditions to the obligations of the parties to effect the merger, the merger will become effective when a Certificate and Articles of Merger reflecting the merger become effective with the Secretary of State of the State of Delaware and the Secretary of State of the State of Tennessee. Unless Union Planters and First Mutual agree otherwise, they will use reasonable efforts to cause the merger to become effective on the date designated by Union Planters that is within 15 days after the last to occur of:

                  (1) the effective date of the last consent of any regulatory authority having authority over and approving or exempting the merger (taking into account any required waiting period); and

                  (2) the date on which First Mutual's stockholders approve the Agreement and the Plan of Merger.

         First Mutual and Union Planters anticipate that the merger will become effective on or about January 31, 1999. However, delays could occur.

         Union Planters and First Mutual cannot assure that the necessary stockholder and regulatory approvals of the merger will be obtained or that other conditions precedent to the merger can or will be satisfied. Either First Mutual's or Union Planters' board of directors may terminate the Agreement and the Plan of Merger if the merger is not completed by March 31, 1999, unless it is not completed because of the willful breach of the Agreement by the party seeking termination. See "-- Conditions to Consummation of the Merger" and "-- Waiver, Amendment, and Termination."

DISSENTERS' RIGHTS

         Because First Mutual common stock is traded on the Nasdaq National Market System, stockholders of First Mutual will not have appraisal rights under Delaware law.

DISTRIBUTION OF UNION PLANTERS STOCK CERTIFICATES

         Promptly after the merger is completed, each former First Mutual stockholder will be mailed a letter of transmittal and instructions for the exchange of the certificates representing shares of First Mutual common stock for certificates representing shares of Union Planters common stock. Union Planters expects that one of its bank subsidiaries will serve as the exchange agent.

         You should not send in your certificates until you receive a letter of transmittal and instructions.

         After you surrender to the exchange agent certificates for First Mutual common stock with a properly completed letter of transmittal, the exchange agent will mail you a certificate or certificates representing the number of shares of Union Planters common stock to which you are entitled and a check for the amount to be paid in lieu of any fractional share (without interest), if any, together with all undelivered dividends or distributions in respect of the shares of Union Planters common stock (without interest thereon), if any. Union Planters will not be obligated to deliver the consideration to you, as a former First Mutual stockholder, until you have surrendered your First Mutual common stock certificates.

         Whenever a dividend or other distribution is declared by Union Planters on Union Planters common stock with a record date after the date on which the merger became effective, the declaration will include dividends or other distributions on all shares of Union Planters common stock that may be issued in the merger. However, Union Planters will not pay any dividend or other distribution that is payable after the effective date of the merger to any former First Mutual stockholder who has not surrendered his or her First Mutual common stock certificate until the holder surrenders the certificate. If any First Mutual stockholder's common stock certificate has been lost, stolen, or destroyed, the exchange agent will issue the shares of Union Planters common stock and any cash in lieu of fractional shares upon the stockholder's submission of an affidavit claiming the certificate to be lost, stolen, or destroyed by the stockholder of record and the posting of a bond in such amount as Union Planters may reasonably direct as indemnity against any claim that may be made against Union Planters with respect to the certificate.

         At the time the merger becomes effective, the stock transfer books of First Mutual will be closed to First Mutual's stockholders and no transfer of shares of First Mutual common stock by any stockholder will thereafter be made or recognized. If certificates for shares of First Mutual common stock are presented for transfer after the merger becomes effective, they will be canceled and exchanged for shares of Union Planters common stock, a check for the amount due in lieu of fractional shares, if any, and any undelivered dividends on the Union Planters common stock.

CONDITIONS TO CONSUMMATION OF THE MERGER

         Union Planters and First Mutual are required to complete the merger only after the satisfaction of various conditions. These conditions include:

         (1) the holders of a majority of the outstanding shares of First Mutual common stock must approve the Agreement and the Plan of Merger;

         (2) Union Planters and First Mutual must receive certain required regulatory approvals;

         (3) Union Planters and First Mutual must receive a written opinion of counsel as to the tax-free nature of the merger;

         (4) the Securities and Exchange Commission must declare the registration statement, registering the shares of Union Planters common stock to be issued to First Mutual stockholders in the merger, effective under the Securities Act of 1933, as amended;

         (5) the shares of Union Planters common stock to be issued in the merger must be approved for listing on the New York Stock Exchange, subject to official notice of issuance;

         (6) the representations and warranties of First Mutual and Union Planters as set forth in the Agreement must be accurate as of the date of the Agreement and as of the date the merger becomes effective;

         (7) Union Planters and First Mutual must perform all agreements and comply with all covenants as set forth in the Agreement;

         (8) Union Planters and First Mutual must receive all other consents that may be required to complete the merger or to prevent any default under any contract or permit which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on First Mutual or Union Planters;

         (9) the absence of any law or order or any action taken by any court, governmental, or regulatory authority of competent jurisdiction prohibiting or restricting the merger or making it illegal;

         (10) First Mutual must receive an opinion from its financial advisor to the effect that the merger is fair to First Mutual's stockholders from a financial point of view;

         (11) Union Planters must receive agreements from each person First Mutual reasonably believes may be deemed an affiliate of First Mutual; and

         (12) certain other conditions must be satisfied, including the receipt of various certificates from the officers of First Mutual and Union Planters.

         Neither Union Planters nor First Mutual can assure First Mutual stockholders as to when or if all of the conditions to the merger can or will be satisfied or waived by the party permitted to do so. If the merger is not effected on or before March 31, 1999, the board of directors of either First Mutual or Union Planters may terminate the Agreement and abandon the merger. See "-- Waiver, Amendment, and Termination."

REGULATORY APPROVAL

         Union Planters must receive certain regulatory approvals before the merger can be completed. There is no assurance that these regulatory approvals will be obtained or when they will be obtained.

         It is a condition to the completion of the merger that Union Planters and First Mutual receive all necessary regulatory approvals to the merger, without the imposition by any regulator of any condition that, in the reasonable judgment of the Union Planters board of directors, would so materially adversely impact the financial or economic benefits of the merger that, had such condition or requirement been known, Union Planters would not have entered into the Agreement. There can be no assurance that the regulatory approvals of the merger will not contain terms, conditions or requirements which would have such an impact.

         First Mutual and Union Planters are not aware of any material governmental approvals or actions that are required to complete the merger, except as described below. Should any other approval or action be required, Union Planters and First Mutual contemplate that they would seek such approval or action.


         The merger is subject to the prior approval of the Federal Reserve, pursuant to Section 3 of the Bank Holding Company Act. Factors considered by the Federal Reserve in evaluating the merger are discussed under the heading "CERTAIN REGULATORY CONSIDERATIONS-General" on page 70. The merger may not be completed until the 30th day following the date of the Federal Reserve approval, although the Federal Reserve may reduce that period to 15 days. During this period the United States Department of Justice is given the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction specifically ordered otherwise.

         The merger is also considered to be a change in control of First Mutual which, under the Illinois Savings Bank Act, as amended, requires the approval of the Illinois Commissioner of Banks and Real Estate. The regulations of the Illinois Commissioner provide that the Illinois Commissioner may disapprove a proposed change in control if he finds that:

         (1) the financial condition of the acquiror may jeopardize the financial stability of the savings bank or prejudice the interests of the savings bank's depositors, borrowers or stockholders;

         (2) the acquiror's plans with respect to the savings bank are not fair and reasonable to the savings bank's depositors, borrowers or stockholders or are not in the public interest;

         (3) in light of the banking and business experience and integrity of the acquiror, the acquisition would not be in the best interests of the depositors, borrowers or stockholders of the savings bank; or

         (4)      the acquisition would not be in the public interest.

WAIVER, AMENDMENT, AND TERMINATION

         To the extent permitted by law, the boards of directors of Union Planters and First Mutual may agree in writing to amend the Agreement, whether before or after First Mutual's stockholders have approved the Agreement and the Plan of Merger. In addition, before or at the time the merger becomes effective, either First Mutual or Union Planters, or both, may waive any default in the performance of any term of the Agreement by the other party or may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement. In addition, either Union Planters or First Mutual may waive any of the conditions precedent to its obligations under the Agreement, unless a violation of any law or governmental regulation would result. To be effective, a waiver must be in writing and signed by a duly authorized officer of First Mutual or Union Planters, as the case may be.

         At any time before the merger becomes effective, the boards of directors of Union Planters and First Mutual may agree to terminate the Agreement and the Plan of Merger. In addition, either First Mutual's board of directors or the Union Planters board of directors may terminate the Agreement in the following circumstances:

         (1) in certain circumstances, upon the inaccuracy of any representation or warranty of a party contained in the Agreement if the inaccuracy cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the merger under the applicable standards set forth in the Agreement (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standard set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement);

         (2) if a material breach by the other party of any covenant or agreement contained in the Agreement cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standard set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement);

         (3) if any consent of any regulatory authority required to complete the merger or other transactions contemplated by the Agreement has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal;

         (4) if the stockholders of First Mutual fail to approve the Agreement, the Plan of Merger and the merger at the special meeting; or

         (5) if the merger is not consummated by March 31, 1999, provided that the failure to consummate is not caused by any willful breach of the Agreement by the party electing to terminate.

         If the merger is terminated, the Agreement and the Plan of Merger will become void and have no effect, except that certain provisions of the Agreement, including those relating to the obligations to share certain expenses and maintain the confidentiality of certain information obtained, will survive. Termination of the Agreement will not relieve any breaching party from liability for any uncured willful breach of a representation, warranty, covenant, or agreement. The Option Agreement is governed by its own terms as to its termination. See "-- Expenses and Fees" and "-- Option Agreement."

CONDUCT OF BUSINESS PENDING THE MERGER

         The Agreement obligates First Mutual to conduct its business only in the usual, regular, and ordinary course before the merger becomes effective and imposes certain limitations on the operations of First Mutual and its banking subsidiaries. These items are listed in Article 7 of the Agreement which is attached as Appendix A to this proxy statement-prospectus. The Agreement authorizes First Mutual to declare and pay regular quarterly dividends on the First Mutual common stock in accordance with its past practice in an amount not to exceed $.08 per share per quarter. The Agreement contemplates that the merger will be timed to occur at such a time that the First Mutual stockholders will not fail to receive a dividend during a quarterly period, nor will they receive a dividend on both their First Mutual common stock and the Union Planters common stock they receive in the merger during the same quarterly period.

         First Mutual has also agreed that neither it nor any of its representatives will directly or indirectly solicit any proposal for the acquisition of First Mutual or, except to the extent necessary to comply with the fiduciary duties of First Mutual's board of directors as advised by its counsel, furnish any non-public information concerning First Mutual that it is not legally obligated to furnish, negotiate with respect to, or enter into any contract with respect to, any proposal to acquire First Mutual.

         Union Planters and First Mutual have also agreed not to take any action that would (a) materially adversely affect their ability to obtain any consents required for the merger or prevent the merger from qualifying as a tax-free reorganization under the Internal Revenue Code (see "-- Certain Federal Income Tax Consequences of the Merger"), or (b) materially adversely affect their ability to perform their covenants and agreements under the Agreement.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

         The merger will not change the present management team or board of directors of Union Planters. Information concerning the management of Union Planters is included in the documents incorporated by reference in this proxy statement-prospectus. See "WHERE YOU CAN FIND MORE INFORMATION." For additional information regarding the interests of certain persons in the merger, see "-- Interests of Certain Persons in the Merger."

         Union Planters Holding Corporation will be the surviving corporation resulting from the merger and will continue to be governed by the laws of the State of Tennessee and operate in accordance with its charter and bylaws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         GENERAL. Certain members of First Mutual's management and First Mutual's board of directors may be deemed to have certain interests in the merger that are in addition to their interests as stockholders of First Mutual generally. First Mutual's board of directors was aware of these interests and considered them, among other matters, in approving the Agreement, the Plan of Merger and the merger.

         EMPLOYMENT AGREEMENT. First Mutual is a party to an employment agreement with Paul K. Reynolds dated as of June 30, 1995, as amended December 30, 1997. The agreement provides for a minimum base salary of $155,667 and entitles Mr. Reynolds to receive certain other employee benefits and to participate in incentive bonus and stock option plans. The agreement provides for an initial term through January 31, 1997 and additional 12 month terms unless, at least 10 days and not more than 30 days prior to the anniversary date, notice of nonrenewal is provided to Mr. Reynolds, in which case the agreement will expire on the next anniversary date.

         The employment agreement provides that if Mr. Reynold's employment is terminated for cause, Mr. Reynolds will be provided his salary through the date of termination. If termination of employment is due to disability, Mr. Reynolds will be provided his base salary for a period of one year plus a pro rata distribution under any annual incentive bonus in the year in which termination of employment occurs. If termination of employment is due to death, payments for base salary at the rate then in effect and medical, dental, family and other benefits normally provided for Mr. Reynolds would continue for one year after his death. If Mr. Reynolds' employment is terminated for any other reason (other than disability, death or retirement, or following a change in control of First Mutual or for cause) or Mr. Reynolds resigns in certain circumstances, Mr. Reynolds will be provided 3 times the average of his 3 preceding years' base salary, including bonuses and other cash compensation paid Mr. Reynolds during such years and the amount of any benefits paid pursuant to any employee benefit plans or accrued on his behalf during such years. In addition, any life, medical, dental and disability coverages provided Mr.
Reynolds will continue to be maintained for a 12 month period.

         Upon Mr. Reynolds' voluntary termination, in certain circumstances, First Mutual, at its discretion, may pay Mr. Reynolds a severance payment not to exceed 3 times the average of his 3 preceding years' base salary.

         Following a change in control of First Mutual, and Mr. Reynolds' subsequent termination of employment during the term of the agreement (other than a termination because of death, disability, normal retirement or for cause), Mr. Reynolds will be provided a severance payment equal to 2.99 times the average of his 5 preceding years' base salary, including bonuses and other taxable compensation. In addition, Mr. Reynolds will be provided continued life, medical, dental and disability coverage for 3 years and any benefits granted to him under any First Mutual stock option plan or other stock benefit plan. With respect to benefits paid, accrued or accelerated because of a change in control, the agreement requires First Mutual to make certain tax gross-up payments to cover the income tax and excise tax liability of Mr. Reynolds with respect to those benefits, including tax liabilities associated with the gross-up payments. The benefits for Mr. Reynolds payable under his employment agreement would total approximately $923,300.

         First Mutual and Union Planters have entered into a letter agreement that provides that Union Planters will cause First Mutual to honor Mr. Reynolds' employment agreement.

         SEVERANCE AGREEMENTS. Five other officers of First Mutual are covered by severance agreements dated as of January 31, 1996, as amended December 30, 1997, that provide them certain protections in the event of a change in control of First Mutual. The term of the severance agreements extends automatically for one additional year on each January 31, unless First Mutual elects not to extend the term.

         Under these agreements, if the officer is terminated during the term of the agreement following a change in control of First Mutual (other than a termination for cause), the officer will be entitled to receive severance pay equal to 2.99 times the average of the officer's 5 preceding years' annual compensation, including bonuses and any other taxable compensation paid to the officer during such year. In addition, the officer will be provided continued life, medical, dental and disability coverage for a 12 month period (unless the officer's subsequent employer provides coverage of equal or greater value than that provided by First Mutual), and any benefits granted to the officer under any First Mutual stock option plan or other stock benefit plan. The agreements also require First Mutual to make certain tax gross-up payments to cover the income tax and excise tax liability of the officers with respect to such benefits, including tax liabilities associated with the gross-up payments.

         Union Planters has agreed to cause First Mutual to honor the severance agreements.

         STOCK OPTIONS. First Mutual has granted stock options to directors, executive officers and other employees under its stock option plan. Prior to the closing, First Mutual has agreed to cause each outstanding option under First Mutual's stock option plan to be exercised or canceled in exchange for a cash payment to the option holder.

         The following table sets forth with respect to First Mutual's chief executive officer and all executive officers and directors as a group, the number of shares of First Mutual common stock covered by outstanding options held by such persons, the average exercise price of the options and the aggregate value of the options.

                                                                    Weighted
                                                                     Average              Aggregate
                                              Stock              Exercise Price            Value of
                                          Options Held             Per Option           Stock Options
                                          ------------           --------------         -------------

         Paul K. Reynolds                   117,500                  $11.75               $  793,125

         Directors and
          executive officers
          as a group                        343,100                  $11.75               $2,315,925

         MANAGEMENT RECOGNITION PLAN. First Mutual has awarded certain directors and officers shares of First Mutual common stock under First Mutual's Management Recognition Plan. All awards under the plan will vest at the completion of the merger. The following table sets forth with respect to First Mutual's chief executive officer and all executive officers and directors as a group, the number of shares of First Mutual common stock covered by currently unvested awards, and the aggregate value of the awards.

                                                                             Aggregate
                                             Awards Held                  Value of Awards
                                             -----------                  ---------------

         Paul K. Reynolds                   18,800 shares                   $  347,800

         Directors and
         Executive Officers
         as a Group                         63,920 shares                   $1,182,520

         INDEMNIFICATION; DIRECTORS AND OFFICERS INSURANCE. Union Planters has agreed to indemnify the present and former directors, officers, employees, and agents of First Mutual and its subsidiaries against certain liabilities arising out of actions or omissions occurring at or prior to the time the merger becomes effective (including the merger) to the fullest extent permitted under Delaware law, First Mutual's certificate of incorporation and bylaws, and any indemnity agreements previously entered into by First Mutual or any of its subsidiaries and any director, officer, employee, or agent of First Mutual or any of its subsidiaries. This provision of the Agreement is consistently included in Union Planters' standard form merger agreement and is not intended to broaden in any manner the scope of indemnification to which the present and former directors, officers, employees, and agents of First Mutual and its subsidiaries are entitled, but serves to ratify the legal obligations of First Mutual and its subsidiaries to provide indemnification in accordance with Delaware law, First Mutual's certificate of incorporation and bylaws, and any indemnification agreements to which First Mutual or its subsidiaries is a party with an indemnified person. These obligations will be assumed by Union Planters Holding Corporation upon completion of the merger. The indemnification provided under these instruments will be subject to the same standards that currently apply in determining whether indemnified parties are entitled to indemnification.

ACCOUNTING TREATMENT

         It is anticipated that the merger will be accounted for as a purchase. Under the purchase method of accounting, the recorded amounts of assets and liabilities of First Mutual will be recorded at their fair market value at the date of acquisition. The excess of any consideration given over the aggregate fair market value of identifiable assets will be recorded as goodwill. Income and other financial statements of Union Planters issued after the completion of the merger will include First Mutual prospectively.

         The key differences between the purchase method of accounting and the pooling-of-interests accounting method fall into two areas: income measurement and asset valuation. Under pooling-of-interests, the earnings of each company are combined as though the combination had occurred at the beginning of the earliest financial period presented or, in the case of transactions which are not considered significant, from date of consummation forward. Under purchase accounting, the earnings of the acquired company are included only after the closing of the merger. Under pooling-of-interests, the assets of the acquired company are valued at their historical cost. Under the purchase method, the assets are valued at their fair value. The excess of the consideration the acquiring company pays over the fair value of the target's assets is recorded as goodwill.

EXPENSES AND FEES

         Union Planters and First Mutual will each pay their own expenses in connection with the merger, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of Union Planters and First Mutual will bear and pay one-half of the printing costs incurred in connection with the registration statement and this proxy statement-prospectus.

RESALES OF UNION PLANTERS COMMON STOCK

         Union Planters common stock to be issued to stockholders of First Mutual in the merger will be registered under the Securities Act of 1933, as amended. All shares of Union Planters common stock received by stockholders of First Mutual in the merger will be freely transferable after the merger by those stockholders of First Mutual who are not considered to be "affiliates" of First Mutual or Union Planters. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with First Mutual or Union Planters at the time of the special meeting (generally, executive officers, directors, and 10% or greater stockholders).

         Rule 145 promulgated under the Securities Act of 1933, as amended, restricts the sale of Union Planters common stock received in the merger by affiliates of First Mutual and certain of their family members and related entities. Under the rule, during the first calendar year after the merger becomes effective, affiliates of First Mutual or Union Planters may publicly resell the Union Planters common stock they receive in the merger but only within certain limitations as to the amount of Union Planters common stock they can sell in any three-month period and as to the manner of sale. After the one-year period, affiliates of First Mutual who are not affiliates of Union Planters may resell their shares without restriction. Union Planters must continue to satisfy its reporting requirements under the Securities Exchange Act of 1934, as amended, in order for affiliates to resell, under Rule 145, shares of Union Planters common stock received in the merger. Affiliates also would be permitted to resell Union Planters common stock received in the merger pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an available exemption from the registration requirements. This proxy statement-prospectus does not cover any resales of Union Planters common stock received by persons who may be deemed to be affiliates of First Mutual or Union Planters.

         First Mutual has agreed to use its reasonable efforts to cause each person who may be deemed to be an affiliate of First Mutual to execute and deliver to Union Planters not later than 30 days prior to the effective time of the merger, an agreement intended to ensure compliance with the Securities Act of 1933, as amended. Each First Mutual affiliate must agree not to sell, pledge, transfer, or otherwise dispose of any First Mutual common stock held by the affiliate except as contemplated by the Agreement or the affiliate agreement. In addition, each First Mutual affiliate must agree not to sell, pledge, transfer or otherwise dispose of any Union Planters common stock received in the merger except in compliance with the Securities Act of 1933, as amended, and the rules and regulations under the Securities Act of 1933, as amended. The stock certificates representing Union Planters common stock issued to affiliates in the merger may bear a legend summarizing these restrictions on transfer. See "-- Conditions to Consummation of the Merger."

OPTION AGREEMENT

         As an inducement and a condition to Union Planters entering into the Agreement, First Mutual and Union Planters entered into a Stock Option Agreement, dated July 2, 1998 ("Option Agreement"). Under this agreement, First Mutual granted Union Planters an option (the "Option") entitling it to purchase up to 702,583 shares of First Mutual common stock under the circumstances described below. This amount represents approximately 19.9% of the First Mutual shares issued and outstanding before giving effect to the issuance of additional shares of First Mutual pursuant to the exercise of the Option. Union Planters may purchase the shares subject to the Option, at a cash price per share equal to $18.50, subject to possible adjustment in certain circumstances. This description of the Option Agreement and the Option does not contain all of the terms and conditions of the Option and is qualified in its entirety by reference to the Option Agreement, which is filed as an exhibit to the registration statement and incorporated herein by reference.

         If no preliminary or permanent injunction or other order against the delivery of the shares of First Mutual common stock covered by the Option issued by any court of competent jurisdiction is in effect, Union Planters may exercise the Option, in whole or in part, at any time, from time to time, if, but only if, a Purchase Event (as defined below) occurs prior to termination of the Option. Union Planters may not exercise the Option if it is in material breach of the

Option Agreement or the Agreement. The Option Agreement defines "Purchase Event" as either of the following events:

         (1) without Union Planters' prior written consent, First Mutual authorizes, recommends, publicly proposes, or publicly announces an intention to authorize, recommend, or propose or enters into an agreement with any third party to effect:

                  (a) a merger, consolidation, or similar transaction involving First Mutual or any of its subsidiaries (other than transactions solely between First Mutual's subsidiaries or other than transactions involving First Mutual or any of its subsidiaries in which the voting securities outstanding immediately prior to the transaction continue to represent at least 75% of the combined voting power of the voting securities of First Mutual or the surviving entity);

                  (b) the disposition, by sale, lease, exchange, or otherwise, of 20% or more of the consolidated assets of First Mutual and its subsidiaries; or

                  (c) the issuance, sale, or other disposition (including by way of merger, consolidation, share exchange, or any similar transaction) of securities representing 20% or more of the voting power of First Mutual or any of its subsidiaries; or

         (2) any person (other than Union Planters or any Union Planters subsidiary) acquires beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or the formation of any "group" (as defined under the Exchange Act), other than a group of which Union Planters or any Union Planters subsidiary is a member, that beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the outstanding shares of First Mutual common stock.

         The Option will terminate upon the earliest of the following:

         (1)      the time the merger becomes effective;

         (2) the termination of the Agreement in accordance with its terms before the occurrence of a Purchase Event or a Preliminary Purchase Event (as defined below) (unless the Agreement is terminated under certain circumstances involving a willful breach by First Mutual of a representation or warranty contained in the Agreement or a breach by First Mutual of a covenant contained in the Agreement) (a "Default Termination");

         (3) 18 months after termination of the Agreement by Union Planters pursuant to a Default Termination; or

         (4) 18 months after termination of the Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event.

         As defined in the Option Agreement, "Preliminary Purchase Event" includes the following events:

         (1) the commencement or filing of a registration statement under the Securities Act by any third party of a tender offer or exchange offer to purchase any shares of First Mutual common stock such that, upon completion of the offer, the third party would own or control 15% or more of the then-outstanding shares of First Mutual common stock (a "Tender Offer" or an "Exchange Offer," respectively); or

         (2) the failure of the First Mutual stockholders to approve the Agreement and the Plan of Merger at the special meeting, the failure to have the special meeting or another such meeting held for the purpose of voting on the Agreement, or the cancellation of the special meeting prior to termination of the Agreement, or the withdrawal or modification by First Mutual's board of directors in a manner adverse to Union Planters of its recommendation with respect to the Agreement, in each case, after public announcement that a third party:

                  (a) made a proposal to engage in an acquisition transaction;

                  (b) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer; or

                  (c) filed an application or gave a notice under any federal or state statutes or regulations for approval or consent to engage in an acquisition transaction.

         If there is any change in First Mutual common stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of securities subject to the Option, and the purchase price, will be adjusted appropriately. In the event that any additional shares of First Mutual common stock are issued after July 2, 1998 (other than pursuant to an event described in the preceding sentence), the number of shares of First Mutual common stock subject to the Option will be adjusted so that, after such issuance, it, together with any shares of First Mutual common stock previously issued under the Option Agreement, will not exceed 19.9% of the number of shares of First Mutual common stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

         Upon the occurrence of a Repurchase Event (as defined below) that occurs prior to the exercise or termination of the Option, at the request of Union Planters, First Mutual will be obligated to repurchase the Option and any shares of First Mutual common stock purchased pursuant to the Option Agreement at a specified price, subject to any regulatory restrictions that may apply. Union Planters must deliver its request within 18 months of a Repurchase Event.

         As defined in the Option Agreement, a "Repurchase Event" occurs if:

         (1) any person (other than Union Planters or any Union Planters subsidiary) acquires beneficial ownership, or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange Act) is formed which beneficially owns or has the right to acquire beneficial ownership of 50% or more of the then-outstanding shares of First Mutual common stock; or

         (2)      any of the following transactions is consummated:

                  (a) First Mutual consolidates with or merges into any person, other than Union Planters or one of Union Planters' subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger;

                  (b) First Mutual permits any person, other than Union Planters or one of Union Planters' subsidiaries, to merge into First Mutual and First Mutual is the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of First Mutual common stock are changed into or exchanged for stock or other securities of First Mutual or any other person or cash or any other property or the outstanding shares of First Mutual common stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or

                  (c) First Mutual sells or otherwise transfers all or substantially all of its assets to any person, other than Union Planters or one of Union Planters' subsidiaries.


         After the occurrence of a Purchase Event, Union Planters may assign the Option Agreement and its rights under the Option Agreement in whole or in part.

         Upon the occurrence of certain events, First Mutual has agreed to file with the Securities and Exchange Commission and to cause to become effective certain registration statements under the Securities Act of 1993, as amended, so that Union Planters and its assigns may dispose of all or part of the Option and/or any shares of First Mutual common stock into which the Option is exercisable.

                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

         In the merger, stockholders of First Mutual will exchange their shares of First Mutual for shares of Union Planters. First Mutual is a Delaware corporation governed by Delaware law and First Mutual's certificate of incorporation and bylaws. Union Planters is a Tennessee corporation governed by Tennessee law and Union Planters' charter and bylaws. There are significant differences between the rights of First Mutual stockholders and Union Planters' stockholders. The following is a summary of the principal differences between the current rights of First Mutual stockholders and those of Union Planters' stockholders.

         The following summary is not intended to be complete and is qualified it its entirety by reference to the Delaware General Corporation Law and the Tennessee Business Corporation Act as well as Union Planters' charter and bylaws and First Mutual's certificate of incorporation and bylaws.

ANTI-TAKEOVER PROVISIONS GENERALLY

         Union Planters' charter and bylaws contain certain provisions designed to assist the Union Planters board of directors in playing a role if any group or person attempts to acquire control of Union Planters so that the Union Planters board of directors can further protect the interests of Union Planters and its stockholders under the circumstances. These provisions may help the Union Planters board of directors determine that a sale of control is in the best interests of Union Planters' stockholders, or enhance the Union Planters board of directors' ability to maximize the value to be received by the stockholders upon a sale of control of Union Planters.

         Although Union Planters' management believes that these provisions are beneficial to Union Planters' stockholders, they also may tend to discourage some takeover bids. As a result, Union Planters' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these provisions discourage undesirable proposals, Union Planters may be able to avoid those expenditures of time and money.

         These provisions also may discourage open market purchases by a company that may desire to acquire Union Planters. Those purchases may increase the market price of Union Planters common stock temporarily, and enable stockholders to sell their shares at a price higher than that they might otherwise obtain. In addition, these provisions may decrease the market price of Union Planters common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The provisions also may make it more difficult and time consuming for a potential acquiror to obtain control of Union Planters through replacing the board of directors and management. Furthermore, the provisions may make it more difficult for Union Planters' stockholders to replace the board of directors or management, even if a majority of the stockholders believe that replacing the board of directors or management is in the best interests of Union Planters. Because of these factors, these provisions may tend to perpetuate the incumbent board of directors and management.

         First Mutual's certificate of incorporation and bylaws also contain certain anti-takeover provisions which are described below. These provisions may discourage or prevent tender or exchange offers by a corporation or group that intends to use the acquisition of a substantial number of shares of First Mutual to initiate a takeover culminating in a merger or other business combination. These provisions may also have the effect of making the removal of current management more difficult.

AUTHORIZED CAPITAL STOCK

         UNION PLANTERS. Union Planters is authorized to issue 300,000,000 shares of common stock, of which 136,063,035 shares were issued and outstanding as of October 31, 1998, and 10,000,000 shares of no par value preferred stock, of which 968,865 shares of Series E preferred stock were issued and outstanding as of October 31, 1998. The Union Planters board of directors may authorize the issuance of additional shares of common stock without further action by its stockholders, unless applicable laws or regulations or a stock exchange on which Union Planters' capital stock is listed requires stockholder action.

         Union Planters may issue, without a stockholder vote, shares of its preferred stock, in one or more classes or series, with voting, conversion, dividend, and liquidation rights as it specifies in its charter. The Union Planters board of directors may determine, among other things, the distinctive designation and number of shares comprising a series of preferred stock, the dividend rate or rates on the shares of such series and the relation of such dividends to the dividends payable on other classes of stock, whether the shares of such series shall be convertible into or exchangeable for shares of any other class or series of Union Planters capital stock, the voting powers if any of such series, and any other preferences, privileges, and powers of such series.

         In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of Union Planters, holders of preferred stock will have priority over holders of common stock.

         The authority to issue additional shares of common stock or preferred stock provides Union Planters with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of common stock and preferred stock may be issued from time to time for any corporate purpose, including, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. The shares could be used to dilute the stock ownership of persons seeking to obtain control of Union Planters. The sale of a substantial number of shares of voting stock to persons who have an understanding with Union Planters concerning the voting of such shares, or the distribution or declaration of a dividend of shares of voting stock (or the right to receive voting stock) to its stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of Union Planters.

         Union Planters has a share purchase rights plan ("Preferred Share Rights Plan") and distributed a dividend of one preferred share unit purchase right ("Preferred Share Right") for each outstanding share of Union Planters common stock. Under the Plan, one Preferred Share Right is automatically distributed for each share of Union Planters common stock. The Preferred Share Rights may deter coercive takeover tactics and encourage persons interested in potentially acquiring control of Union Planters to treat each stockholder on a fair and equal basis. Each Preferred Share Right trades on the same basis with the share of Union Planters common stock to which it relates until the occurrence of certain events. Upon a potential change in control of Union Planters, the Preferred Share Rights would separate from Union Planters common stock and each holder of a Preferred Share Right (other than the potential acquiror) would be entitled to purchase equity securities of Union Planters at prices below their market value. Union Planters has authorized 750,000 shares of Series A preferred stock for issuance under the Preferred Share Rights Plan. No shares have been issued as of the date of this proxy statement-prospectus. Until a Preferred Share Right is exercised, the holder has no rights as a stockholder of Union Planters.

                  FIRST MUTUAL. First Mutual is authorized to issue up to 8,000,000 shares of common stock, of which 3,530,570 shares were issued and outstanding as of October 31, 1998, and 2,000,000 shares of preferred stock, of which no shares were issued or outstanding as of October 31, 1998.

                  First Mutual's board of directors has substantially the same powers with respect to the issuance of common stock and preferred stock as does the Union Planters' board of directors described above. First Mutual has not adopted any plan similar to the Union Planters' Preferred Share Rights Plan.

AMENDMENT OF CHARTER AND BYLAWS

         UNION PLANTERS. Union Planters may amend its charter in any manner permitted by Tennessee law. The Tennessee Business Corporation Act provides that a corporation's charter may be amended by a majority of votes entitled to be cast on an amendment, subject to any condition the board of directors may place on its submission of the amendment to the stockholders. Union Planters' charter requires a vote of two-thirds or more of the shares of capital stock entitled to vote in an election of directors to amend the articles of the charter governing directors and to remove a director from office, whether with or without cause. A two-thirds vote is also required to amend, alter, or repeal the article of the charter relating to business combinations.

         The Union Planters board of directors may adopt, amend, or repeal Union Planters' bylaws by a majority vote of the entire board of directors. The bylaws may also be amended or repealed by action of Union Planters' stockholders.

         Union Planters' charter provides that the Union Planters board of directors must exercise all powers unless otherwise provided by law. The board of directors may designate an executive committee consisting of five or more directors and may authorize that committee to exercise all of the authority of the board of directors.

         FIRST MUTUAL. First Mutual may amend its certificate of incorporation in any manner permitted by Delaware law. The Delaware General Corporation Law provides that amendments to the certificate of incorporation must be approved by a majority of the outstanding shares of First Mutual's voting stock. However, under First Mutual's certificate of incorporation, approval of at least 80% of First Mutual's outstanding voting stock is generally required to amend certain provisions of the First Mutual's certificate of incorporation including provisions relating to the number, classification, election and removal of directors, the amendment of bylaws, limitations on shares eligible to vote, call of special stockholder meetings, acts of stockholders, certain business combinations and amendments to provisions relating to these matters.

         First Mutual's bylaws may be amended by a majority vote of its board of directors or by the vote of at least 80% of the total votes which may be cast in the election of directors.

DIRECTOR REMOVAL

         UNION PLANTERS. Union Planters' charter provides that a director may be removed by the stockholders only if the stockholders holding at least two-thirds of the voting power entitled to vote generally in the election of directors vote for such removal. The purpose of this provision is to prevent a majority stockholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that stockholder. This provision may have the effect of impeding efforts to gain control of the board of directors by anyone who obtains a controlling interest in Union Planters common stock.

         FIRST MUTUAL. First Mutual's certificate of incorporation provides that, subject to the rights of First Mutual preferred stockholders, if any, a director may be removed from office at any time, but only for cause and only by the vote of the holders of at least 80% of the First Mutual capital stock that is eligible to vote in the election of directors, voting together as a single class.

LIMITATIONS ON DIRECTOR LIABILITY

         UNION PLANTERS. Union Planters' charter does not address the issue of a director's liability to the corporation. Section 48-18-301 of the Tennessee Business Corporation Act provides that a director shall not be liable for any action, or failure to take action if he discharges his duties:

         -        in good faith;

         - with the care of an ordinarily prudent person in a like position under similar circumstances; and

         - in a manner the director reasonably believes to be in the best interests of the corporation.

In discharging his duties, a director may rely on the information, opinions, reports, or statements, including financial statements, if prepared or presented by officers or employees of the corporation whom the director reasonably believes to be reliable. The director may also rely on such information prepared or presented by legal counsel, public accountants or other persons as to matters that the director reasonably believes are the person's competence.

         FIRST MUTUAL. First Mutual's certificate of incorporation provides that a director will not be personally liable to First Mutual or its stockholders for monetary damages resulting from the director's breach of his or her duty of care, except:

         - for any breach of a director's duty of loyalty to First Mutual or its stockholders;
         - for actions, or the failure to take actions, not in good faith or which involve intentional misconduct or a knowing violation of law;

         - under Section 174 of the Delaware General Corporation Law which imposes liability on directors for unlawful payment of dividends or unlawful stock repurchases; or

         - for any transactions from which the director derived any improper personal benefit.

         These provisions do not, however, relieve directors of their duty to act with due care. In addition, these provisions do not prevent a stockholder from seeking other "equitable" remedies, such as an injunction prohibiting a proposed action or transaction or rescission of a consummated action or transaction.

INDEMNIFICATION

         UNION PLANTERS. Under the Tennessee Business Corporation Act, a corporation may indemnify any director against liability if the director:

         -        conducted himself or herself in good faith;

         - reasonably believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests of the corporation;

         - reasonably believed, and in all other cases, that his or her conduct was at least not opposed to the corporation's best interests;

         - and, in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         Unless limited by its charter, a Tennessee corporation must indemnify, against reasonable expenses incurred by him or her, a director who was wholly successful, on the merits or otherwise, in defending any proceeding to which he or she was a party because he or she is or was a director of the corporation. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if three conditions are met:

         (1) the director must furnish the corporation a written affirmation of the director's good faith belief that he or she has met the standard of conduct as set forth above;

         (2) the director must furnish the corporation a written undertaking by or on behalf of a director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses; and

         (3) a determination must be made that the facts then known to those making the determination would not preclude indemnification.

         A director may apply for court-ordered indemnification under certain circumstances. Unless a corporation's charter provide otherwise,

         (1) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director;

         (2) the corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent as to a director; and

         (3) a corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its charter, bylaws, general or specific action of its board of directors, or contract.

         Union Planters' charter and bylaws provide for the indemnification of its directors and officers to the fullest extent permitted by Tennessee law.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling Union Planters under the provisions described above, Union Planters has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

         FIRST MUTUAL. Under Delaware law, directors, officers, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement under certain circumstances. In certain types of actions, suits or proceedings, whether they are civil, criminal, administrative or investigative (other than an action by, or in the right of the corporation - a "derivative action"), directors may be indemnified against liability of the director if he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard applies in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) resulting from the defense or settlement of such actions. In the case of derivative actions, Delaware law requires court approval before there can be any indemnification when the person seeking indemnification has been found liable to the corporation. To the extent that a person otherwise eligible to be indemnified is successful on the merits or otherwise of any claim or defense, indemnification for expenses (including attorneys' fees) actually and reasonably incurred is required.

         In addition to the indemnification provisions contained in the Delaware General Corporation Law, First Mutual's certificate of incorporation also permits the payment of expenses in advance of the completion of an action, to the extent permitted by law.

SPECIAL MEETINGS OF STOCKHOLDERS

         UNION PLANTERS. Special meetings of Union Planters' stockholders may be called for any purpose or purposes whatever at any time by the Chairman of the Board, the President, the Secretary, or the holders of not less than one-tenth of the shares entitled to vote at such meeting.

         FIRST MUTUAL. A special meeting of First Mutual's stockholders may only be called by a majority of the whole First Mutual board of directors.

STOCKHOLDER NOMINATIONS AND PROPOSALS

         UNION PLANTERS. Union Planters' charter and bylaws do not address whether a stockholder may nominate members of the board of directors.

         Holders of Union Planters common stock are entitled to submit proposals to be presented at an annual meeting of Union Planters stockholders. Union Planters' bylaws provide that any proposal of a stockholder which is to be presented at any annual meeting of stockholders must be sent so it is be received by Union Planters not less than 120 days in advance of the anniversary date of the proxy statement issued in connection with the previous year's annual meeting.

         FIRST MUTUAL. First Mutual's bylaws provide that notice of any stockholder nomination or proposal for new business must be received by First Mutual at least 30 days in advance of the annual meeting. In the event that fewer than 40 days' notice or prior public disclosure of the date of the meeting is given or made by First Mutual, written notice must be submitted no later than the tenth day following the earlier of the date such notice is given or public disclosure made.

BUSINESS COMBINATIONS

         UNION PLANTERS. Holders of two-thirds or more of Union Planters common stock must approve a merger, consolidation, or a sale or lease of all or substantially all of the assets of Union Planters if the other party to the transaction is a beneficial owner of 10% or more of the outstanding shares of Union Planters. A two-thirds vote is not required for any merger or consolidation of Union Planters with or into any corporation or entity if a majority of the outstanding shares of voting capital stock is owned by Union Planters.

         The requirement of a supermajority vote of stockholders to approve certain business transactions may discourage a change in control of Union Planters by allowing a minority of Union Planters' stockholders to prevent a transaction favored by the majority of the stockholders. Also, in some circumstances, the board of directors could cause a two-thirds vote to be required to approve a transaction and thereby enable management to retain control over the affairs of Union Planters. The primary purpose of the supermajority vote requirement is to encourage negotiations with Union Planters' management by groups or corporations interested in acquiring control of Union Planters and to reduce the danger of a forced merger or sale of assets.

         As a Tennessee corporation, Union Planters is or could be subject to certain restrictions on business combinations under Tennessee law, including, but not limited to, combinations with interested stockholders.

         Tennessee has three anti-takeover acts which are applicable to Union Planters, the Tennessee Business Combination Act, the Tennessee Greenmail Act, and the Tennessee Investor Protection Act. The Tennessee Control Share Acquisition Act does not apply to Union Planters, because Union Planters' charter does not include a provision electing to be covered by that act.

         The Tennessee Business Combination Act. The Tennessee Business Combination Act generally prohibits a "business combination" by Union Planters or a subsidiary with an "interested stockholder" within five years after the stockholder becomes an interested stockholder. But Union Planters or a subsidiary can enter into a business combination within that period if, before the interested stockholder became such, the Union Planters board of directors approved:

         -         the business combination or

         - the transaction in which the interested stockholder became an interested stockholder.

After that five year moratorium, the business combination with the interested stockholder can be consummated only if it satisfies certain fair price criteria or is approved by two-thirds of the other stockholders.

         For purposes of the Tennessee Business Combination Act, a "business combination" includes mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions. An "interested stockholder" is generally any person or entity that beneficially owns ten percent or more of the voting power of any outstanding class or series of Union Planters stock.

         Tennessee law also severely limits the extent to which Union Planters or any of its officers or directors could be held liable for resisting any business combination. Under the Tennessee Business Corporation Act, neither a Tennessee corporation having any stock registered or traded on a national securities exchange, nor any of its officers or directors, may be held liable for:

         - failing to approve the acquisition of shares by an interested stockholder on or before the date the stockholders acquired such shares;

         - seeking to enforce or implement the provisions of Tennessee law;

         - failing to adopt or recommend any charter or by-law amendment or provision relating to such provisions of Tennessee law; or

         - opposing any merger, exchange, tender offer, or significant asset sale because of a good faith belief that such transaction would adversely affect the corporation's employees, customers, suppliers, the communities in which the corporation or its subsidiaries operate or any other relevant factor. But the officers and directors can only consider such factors if the corporation's charter permits the board to do so in connection with the transaction.

         The Tennessee Greenmail Act. The Tennessee Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the Securities and Exchange Commission pursuant to Section 12(g) of the Exchange Act. Under the Tennessee Greenmail Act, Union Planters may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by Union Planters or Union Planters makes an offer, of at least equal value per share, to all stockholders of such class.

         The Tennessee Investor Protection Act. The Tennessee Investor Protection Act generally requires the registration, or an exemption from registration, before a person can make a tender offer for shares of a Tennessee corporation which, if successful, would result in the offeror beneficially owning more than 10% of any class. Registration requires the filing with the Tennessee Commissioner of Commerce and Insurance of a registration statement, a copy of which must be sent to the target company, and the public disclosure of the material terms of the proposed offer. Additional requirements are imposed under that act if the offeror beneficially owns 5% or more of any class of equity securities of the target company, any of which was purchased within one year prior to the proposed takeover offer. The Tennessee Investor Protection Act also prohibits fraudulent and deceptive practices in connection with takeover offers, and provides remedies for violations.

         The Tennessee Investor Protection Act does not apply to an offer involving a vote by holders of equity securities of the offeree company, pursuant to its charter, on a merger, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. Also excepted from the Tennessee Investor Protection Act are tender offers which are open on substantially equal terms to all stockholders, are recommended by the board of directors of the target company and include full disclosure of all terms.

         The Tennessee Investor Protection Act applies to tender offers for corporations with substantial ties in Tennessee, including corporations incorporated in Tennessee or which have their principal offices in the state. The Sixth Circuit Court of Appeals has held that the application of this act, and Tennessee's other takeover statutes, to a target company that wasn't organized under Tennessee law is unconstitutional. Tyson Foods, Inc. v. McReynolds, 865 F.2d 99 (6th Cir. 1989).

         The acts described above along with the provisions of Union Planters' charter regarding business combinations might be deemed to make Union Planters less attractive as a candidate for acquisition by another company than would otherwise be the case in the absence of such provisions. For example, if another company should seek to acquire a controlling interest of less than 66-2/3% of the outstanding shares of Union Planters common stock, the acquiror would not thereby obtain the ability to replace a majority of the Union Planters board of directors until at least the second annual meeting of stockholders following the acquisition. Furthermore the acquiror would not obtain the ability immediately to effect a merger, consolidation, or other similar business combination unless the described conditions were met.

         As a result, Union Planters' stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices in a takeover context. The provisions described above also may make it more difficult for Union Planters' stockholders to replace the Union Planters board of directors or management, even if the holders of a majority of the Union Planters common stock should believe that such replacement is in the interests of Union Planters. As a result, such provisions may tend to perpetuate the incumbent Union Planters board of directors and management.

         FIRST MUTUAL. Delaware law requires the approval of the First Mutual board of directors and the holders of a majority of the outstanding stock of First Mutual eligible to vote for mergers or consolidations, or sales, leases, or exchanges of all or nearly all of First Mutual's property and assets. In connection with certain business combinations and transactions between First Mutual and an interested stockholder (which generally means any person or entity owning or controlling more than 5% of the outstanding voting stock of First Mutual), First Mutual's certificate of incorporation provides that any business combination involving an interested stockholder must be approved by at least 80% of all outstanding shares of voting stock, voting together as a single class, unless the transaction (1) is authorized by a majority of the directors who are unaffiliated with the interested stockholder and who were directors before the interested stockholder became an interested stockholder, or (2) meets certain fair price requirements. If the First Mutual board of directors gives such approval or if the fair price requirements are met, only the vote of the majority of the outstanding stock, voting as a single class, is required.

         Section 203 of the Delaware General Corporation Law generally prohibits any person who acquires 15% or more of a corporation's outstanding voting stock from entering into any "business combination" with the corporation for three years, unless one of the specified exceptions applies. Under Section 203, "business combination" is defined to include mergers and consolidations, sales of the corporation's assets, transactions which result in the issuance or transfer by the corporation of its stock, transactions having the effect of increasing the proportionate share of the stock of any class or series of the corporation, and the receipt by a person who owns 15% or more of the corporation's outstanding stock of certain financial benefits provided by the corporation.

         The three-year prohibition does not apply, however, if (1) the corporation's board of directors approved the business combination before the person became an interested stockholder or approved in advance the transaction that resulted in 15% ownership; (2) in the transaction in which the interested stockholder acquired 15% ownership, the stockholder owned at least 85% of the voting stock outstanding when the transaction was initiated (excluding shares owned by officer-directors and certain employee stock plans); or (3) the business combination subsequently is approved by the board of directors and authorized at a stockholders' meeting by at least 66- 2/3% of the outstanding voting stock, not including the stock owned by the interested stockholder.
Section 203 also does not apply at all if:

         - the corporation's original certificate of incorporation indicates that Section 203 does not apply;

         - the board of directors amended the corporation's bylaws within 90 days of the effective date of Section 203 in order to avoid application of Section 203;

         - the corporation's stockholders amend the certificate or bylaws so that Section 203 does not apply (although such an amendment will not be effective for 12 months);

         - the corporation's voting stock is not listed on a national securities exchange, authorized for quotation on an interdealer system on a registered national securities association, or held of record by more than 2,000 stockholders (unless the corporation nonetheless elects to be governed by Section 203);

         - the stockholder acquires 15% ownership inadvertently and then disposes of enough shares to avoid that status; or

         - the business combination is proposed after the public announcement of a proposed business combination transaction and prior to the initiation or abandonment of such transaction.

DISSENTERS' RIGHTS OF APPRAISAL

         UNION PLANTERS. Under the Tennessee Business Corporation Act, a stockholder is generally entitled to dissent from a corporate action and obtain payment of the fair value of his shares in certain events. These events generally include:

         (1) mergers, share exchanges and sales of substantially all of the corporation's assets other than in the usual and regular course of business, if the stockholder is entitled to vote on the transaction;

         (2) certain types of amendments of the corporation's charter that materially and adversely affects a stockholder's rights; or

         (3) other corporate actions taken pursuant to a stockholder vote, to the extent the charter, bylaws, or a resolution of the board of directors provide for dissenters' rights. Union Planters' charter and bylaws do not provide for any such additional dissenters' rights.

Under the Tennessee Business Corporation Act, a stockholder will not have the right to dissent as to any shares which are listed on a national securities exchange registered under Section 6 of the Exchange Act or are national market system securities under the Exchange Act rules. Union Planters common stock is currently listed on the New York Stock Exchange. Accordingly, stockholders of Union Planters will NOT be able to assert dissenters' rights with respect to their shares of Union Planters common stock even if Union Planters were to engage in one of the actions listed above.

         FIRST MUTUAL. Under Delaware law, stockholders are not entitled to dissent from a corporate action if the shares of any class or series of stock are quoted on the Nasdaq National Market System.

DIVIDENDS

         UNION PLANTERS. Union Planters' ability to pay dividends on its common stock is governed by Tennessee corporate law. Under Tennessee corporate law, dividends may be paid so long as the corporation would be able to pay its debts as they become due in the ordinary course of business and the corporation's total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to stockholders whose preferential rights are superior to those receiving the distribution.

         There are various statutory limitations on the ability of the Union Planters' banking subsidiaries to pay dividends to Union Planters. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

         FIRST MUTUAL. First Mutual's ability to pay dividends on its common stock is governed by Delaware corporate law. Under Delaware corporate law, unless there are restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding year. Dividends may not be declared, however, if the corporation's capital is less than the amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

         Substantially all of the funds available for the payment of dividends by First Mutual come from the operations of its bank subsidiary. There are various statutory limitations on the ability of First Mutual's bank subsidiary to pay dividends to First Mutual. See "Certain Regulatory Considerations - Payment of Dividends."

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

         Union Planters common stock is traded on the New York Stock Exchange under the symbol "UPC". First Mutual common stock is quoted on the Nasdaq National Market under the symbol "FMBD". The following table sets forth, for the indicated periods, the high and low closing sale prices for the Union Planters common stock and First Mutual common stock as reported by the New York Stock Exchange and Nasdaq National Market, respectively, and the cash dividends declared per share on Union Planters common stock and First Mutual common stock for the indicated periods. The stock prices and dividend amounts have been restated to give effect to stock splits and stock dividends. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                                    Union Planters                          First Mutual
                                          ----------------------------------    ---------------------------------

                                                                     Cash                                 Cash
                                               Price Range         Dividends         Price Range        Dividends
                                               -----------         Declared          -----------        Declared
                                           High          Low       Per Share     High          Low      Per Share
                                           ----          ---       ---------     ----          ---      ---------

1996
   First Quarter                          $31.75       $29.00       $  .27      $14.25       $12.38       $.07
   Second Quarter                          31.25        29.63          .27       13.00        11.75        .07
   Third Quarter                           36.25        28.63          .27       13.38        11.63        .08
   Fourth Quarter                          41.38        34.63          .27       15.50        13.00        .08
                                                                    ------                                ----
         Total                                                      $ 1.08                                $.30
                                                                    ======                                ====

1997
   First Quarter                          $47.75       $38.38       $ .320      $16.00       $14.75       $.08
   Second Quarter                          52.13        41.25         .375       16.00        13.75        .08
   Third Quarter                           56.50        49.25         .400       19.00        15.00        .08
   Fourth Quarter                          67.88        57.00         .400       27.25        17.00        .08
                                                                    ------                                ----
         Total                                                      $1.495                                $.32
                                                                    ======                                ====

1998
   First Quarter                          $67.31       $58.38       $  .50      $25.25       $17.25       $.08
   Second Quarter                          62.56        53.94          .50       20.13        16.81        .08
   Third Quarter                           61.94        40.25          .50       18.00        14.00        .08
   Fourth Quarter
   (through December
    2, 1998                                50.25        43.19          .50       17.81        16.13
                                          ------       ------       ------      ------       ------       ----
         Total                                                      $ 2.00                                $.24
                                                                    ======                                ====


         On December 2, 1998, the last sale prices of Union Planters common stock and First Mutual common stock as reported on the New York Stock Exchange and Nasdaq National Market, respectively, were $48.44 and $17.75 per share, respectively. On July 1, 1998, the last business day prior to public announcement of the proposed merger, the last sale prices of the Union Planters common stock and First Mutual common stock as reported by the New York Stock Exchange and Nasdaq National Market, respectively, were $59.94 and $17.50, respectively.


         The holders of Union Planters common stock are entitled to receive dividends when and if declared by the board of directors out of funds legally available therefor. Although Union Planters currently intends to continue to pay quarterly cash dividends on the Union Planters common stock, there can be no assurance that Union Planters' dividend policy will remain unchanged after completion of the merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Union Planters board of directors' consideration of other relevant factors.

         Union Planters is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends and management fees from its subsidiary depository institutions. Union Planters' subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

                            BUSINESS OF FIRST MUTUAL

         First Mutual, headquartered in Decatur, Illinois, is a bank holding company registered with the Federal Reserve under the Bank Holding Company Act. First Mutual conducts a complete range of commercial and personal banking activities through its wholly owned banking subsidiary, First Mutual Bank, S.B. First Mutual Bank, S.B. operates 14 banking offices in Central Illinois.

         First Mutual is a Delaware corporation and was incorporated on December 22, 1994, to become the bank holding company for its banking subsidiaries. As of September 30, 1998, First Mutual had total consolidated assets of approximately $371 million, total consolidated loans of approximately $297 million, total consolidated deposits of approximately $309 million, and total consolidated stockholders' equity of approximately $56 million.

         The principal executive offices of First Mutual are located at 135 East Main Street, Decatur, Illinois and its telephone number at such address is (217) 429-2306. Additional information with respect to First Mutual and its subsidiaries is included elsewhere in this proxy statement-prospectus and in documents incorporated by reference in this proxy statement-prospectus. See "WHERE YOU CAN FIND MORE INFORMATION".

BENEFICIAL OWNERSHIP OF FIRST MUTUAL COMMON STOCK

         To the knowledge of First Mutual, no person beneficially owns 5.0% or more of the outstanding shares of First Mutual common stock except as shown in the following table.

                  Name of Beneficial Owner                             Amount of Shares Owned
                  ------------------------                             ----------------------

                  First Mutual Bank, S.B.
                  Employer Stock Ownership Plan
                  135  East Main Street
                  Decatur, Illinois                                        282,000 (7.99%)

                  John Hancock Advisers, Inc.
                  101 Huntington Avenue
                  Boston, Massachusetts 02199                              238,000 (6.74%)

                           BUSINESS OF UNION PLANTERS

GENERAL

         Union Planters, a Tennessee corporation, is a registered bank holding company. On September 30, 1998, Union Planters had total consolidated assets of approximately $30.5 billion, total consolidated loans of approximately $19.7 billion, total consolidated deposits of approximately $23.3 billion, and total consolidated stockholders' equity of approximately $2.9 billion.

         Union Planters conducts its business activities through Union Planters Bank, National Association, its principal bank subsidiary, and a number of other banking and bank related subsidiaries. Through its various subsidiaries, Union Planters provides a diversified range of financial services maintaining 801 banking offices and 1,000 ATMs in the states in which it operates, as follows:

                              FULL SERVICE AND
                              ----------------
                              LIMITED SERVICE
                              ---------------
STATE                             BRANCHES                     ATMS
-----                             --------                     ----

Alabama                              22                         22
Arkansas                             48                         37
Florida                              65                         47
Illinois                             95                        104
Indiana                              17                         18
Iowa                                 30                         33
Kentucky                             28                         26
Louisiana                            22                         17
Mississippi                         151                        170
Missouri                             98                        123
Tennessee                           209                        375
Texas                                16                         28
                                    ---                      -----

                                    801                      1,000
                                    ===                      =====



         Acquisitions have been, and are expected to continue to be, an important part of the expansion of Union Planters' business. During the period beginning January 1, 1994 and ending September 30, 1998, Union Planters completed the acquisition of 43 institutions with approximately $26.4 billion in total assets. The restated consolidated financial statements of Union Planters included in Exhibit 99.1 to its September 30, 1998 Quarterly Report on

Form 10-Q and filed with the Securities and Exchange Commission, and the financial information relating to Union Planters included under "Selected Financial Data" in this proxy statement-prospectus, reflect the financial impact of all of such acquisitions, including the acquisitions completed during 1998.


         In addition, as of September 30, 1998, Union Planters was a party to definitive agreements to acquire five financial institutions, in addition to First Mutual, and to complete the Indiana Branch Purchase (the "Other Pending Acquisitions"). The Other Pending Acquisitions had aggregate total assets of approximately $3.2 billion at September 30, 1998. For information with respect to these acquisitions see "-- Recent Developments" below.


         Union Planters expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by Union Planters of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of Union Planters capital stock or the incurring of additional indebtedness by Union Planters, and could have a dilutive effect on the earnings or book value per share of Union Planters common stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of the acquisitions in addition to the merger which are currently pending, see "-- Recent Developments" below.


         The principal executive offices of Union Planters are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number at that address is (901) 580-6000. Additional information with respect to Union Planters and its subsidiaries is included in documents incorporated by reference in this proxy statement-prospectus. See "WHERE YOU CAN FIND MORE INFORMATION" on page 81.


RECENT DEVELOPMENTS

         RECENT SALE OF CREDIT CARD PORTFOLIO. On October 15, 1998, Union Planters sold substantially all of its credit card portfolio to MBNA Bank America, N.A. Union Planters also entered into an agreement with MBNA Bank America, N.A. to sell it a large majority of the credit card portfolios of Union Planters Bank of Kentucky, a wholly-owned subsidiary of Union Planters and of Magna Bank, N.A. which merged into Union Planters Bank, National Association on October 9, 1998. The value of the credit card portfolio sold totaled $460 million. In the fourth quarter of 1998, Union Planters expects to recognize a net gain of $65 to $70 million on a pre-tax basis and approximately $40 to $43 million after taxes as a result of the sale. Certain estimated costs related to selling the credit card portfolios, including employee severance, equipment write-offs and other fees, have been netted against the gain. Union Planters also expects to charge off approximately $10 million to $15 million of credit card receivables that will not be purchased by MBNA Bank America, N.A. in the fourth quarter of 1998. A smaller portion of the transaction will be completed in the first quarter of 1999.

         RECENTLY COMPLETED ACQUISITIONS. Since December 31, 1997, Union Planters has completed 14 acquisitions, representing approximately $13.5 billion in assets. The financial impact of all of such acquisitions deemed material are reflected in the restated consolidated financial statements of Union Planters included in Exhibit 99.1 to its Quarterly Report on Form 10-Q dated September 30, 1998 and filed with the Securities and Exchange Commission, and in the financial information relating to Union Planters included under "Selected Financial Data" in this proxy statement-prospectus.

         OTHER PENDING ACQUISITIONS. Union Planters has entered into definitive agreements to acquire the following financial institutions in addition to First Mutual which Union Planters' management considers probable of consummation and which are expected to close in 1998 and early 1999.

                                              Asset Size                                            Projected
         Institution                       (in millions)(1)     Type of Consideration(2)(3)        Closing Date
         -----------                       ----------------     ---------------------------        ------------

Purchase of 56 branches of First                $1,800          $294 million deposit premium         02/12/99
Chicago NBD Corporation in                                      in cash(4)
Indiana (4)

Ready State Bank, Hialeah,                         595          3,214,000 shares of Union            12/31/98
Florida                                                         Planters common stock

Southeast Bancorp, Inc., Corbin,                   335          1,250,000 shares of Union            12/31/98
Kentucky                                                        Planters common stock

First & Farmers Bancshares, Inc.,                  275          $76 million in cash                  01/31/99
Somerset, Kentucky

FSB, Inc., Covington, Tennessee                    145          907,000 shares of Union              12/31/98
                                                                Planters common stock

La Place Bancshares, Inc.,                          70          412,000 shares of Union              12/31/98
La Place, Louisiana                             ------          Planters common stock

                                   TOTAL        $3,220
                                                ======

----------------------------------------

(1)      Approximate total assets on September 30, 1998.
(2) Assumes no adjustment to shares pursuant to exchange ratio adjustment mechanisms.
(3) Union Planters intends to purchase, in the open market, approximately 1 million shares of Union Planters' common stock to facilitate its purchase of First Mutual.
(4) The purchase price of the premises and equipment to be purchased has not yet been determined.

         FOURTH QUARTER EARNINGS CONSIDERATIONS. It is expected that either Union Planters or the institutions acquired or to be acquired in connection with the merger and the Other Pending

Acquisitions will incur charges arising from such acquisitions and from the assimilation of those institutions into the Union Planters organization. Anticipated charges would normally arise from matters such as, but not limited to:

         -        legal, accounting, financial advisory and consulting fees;

         - payment of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefits;

         - costs associated with elimination of duplicate facilities and branch consolidations;

         -        data processing charges;

         -        cancellation of vendor contracts; and

         - other contingencies and similar costs which normally arise from the consolidation of operational activities.

         For a discussion of Union Planters' acquisition program and the significant charges Union Planters has incurred over the past three years incidental to its acquisition program, see the caption "Acquisitions" on pages A-3, A-4, and A-5 in Union Planters' restated financial statements filed in Union Planters' Quarterly Report on Form 10-Q dated September 30, 1998, Exhibit 99.1, and note 2 to Union Planters' restated audited consolidated financial statements for the years ended December 31, 1997, 1996, and 1995 also contained in Union Planters' September 30, 1998 Quarterly Report on Form 10-Q, Exhibit
99.1. Reference is also made to pages 17, 18, 20 and 21 to Union Planters' September 30, 1998 Quarterly Report on Form 10-Q for a discussion of significant charges incurred in the nine months ended September 30, 1998.

         The Other Pending Acquisitions (with the exception of the Indiana Branch Purchase and the merger with First & Farmers Bancshares, Inc.) are expected to be accounted for as pooling-of-interests. Union Planters currently estimates incurring aggregate pre-tax charges in the range of $5 million to $6 million in connection with completing the merger and the Other Pending Acquisitions. Union Planters also expects to incur expenses of approximately $30 million in the fourth quarter of 1998, both on a pre-tax and after tax basis, primarily in connection with the settlement of employment agreements related to entities acquired in the third quarter of 1998. To the extent that Union Planters' recognition of these acquisition-related charges is contingent upon consummation of a particular transaction, those charges would be recognized in the period in which the transaction closes. See "SUMMARY - Historical and Pro Forma Comparative Per Share Data."

         The range of anticipated charges to be incurred in connection with consummating the merger and the Other Pending Acquisitions is a preliminary estimate of the significant charges which may, in the aggregate, be required and should be viewed accordingly. Moreover, this range has been based on the due diligence that has been performed to date in connection with the merger and the Other Pending Acquisitions. The range may be subject to change, and the actual charges incurred may be higher or lower than what is currently contemplated, once the acquired institutions are assimilated from an operational perspective and various contingencies are either satisfied or eliminated. Furthermore, the range of anticipated charges will change if additional entities are acquired. Union Planters regularly evaluates the potential acquisition of, and holds discussions with, various potential acquisition candidates. As a general rule, Union Planters will publicly announce such acquisitions only after a definitive agreement has been reached, and only then if Union Planters considers the acquisition to be of such a size as to be a significant acquisition. Since the range of anticipated acquisition-related charges is likely to change with additional acquisitions, and since Union Planters regularly engages in acquisitions, such range could change, and you should view such information accordingly.

         Since September 30, 1998, Union Planters has expensed that portion of certain restricted stock grants that would otherwise have remained unrecognized at the recipient's earliest possible retirement age. This will have the effect of increasing benefits expense in the fourth quarter of 1998 by approximately $8.9 million pre-tax and $5.5 million on an after tax basis. Additionally, in connection with the consolidation of certain loan and deposit functions, Union Planters is implementing a plan to image all documents related to loans and deposits. During the fourth quarter of 1998, Union Planters will engage a third party to image all of its current documents. The total expenses estimated to be incurred in the fourth quarter of 1998 related to this project is approximately $4.8 million pre-tax and $3.29 million on an after tax basis.

         Certain acquisitions during 1998 have significantly increased the goodwill and other intangible costs to $361 million at September 30, 1998. Given changing market conditions, primarily interest rates and the related volatility of the mortgage markets, Union Planters plans to perform a review of the realization of these intangibles and other related assets, such as investment securities premiums, during the fourth quarter of 1998. The impact of this review cannot be quantified at this time.


                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

         Union Planters and First Mutual are bank holding companies registered with the Federal Reserve. As such, Union Planters and First Mutual and their non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve. The following discussion summarizes the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to Union Planters. A more complete discussion is included in Union Planters' 1997 Form 10-K. Information relating to First Mutual is included in First Mutual's 1997 Form 10-K. See "WHERE YOU CAN FIND MORE INFORMATION" on page 81.

         Bank holding companies are required to obtain the prior approval of the Federal Reserve before they may:

         - acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank;

         -        acquire all or substantially all of the assets of any bank; or

         -        merge or consolidate with any other bank holding company.

         The Federal Reserve generally may not approve any transaction that would result in a monopoly or that would further a combination or conspiracy to monopolize banking in the United States. Nor can the Federal Reserve approve a transaction that could substantially lessen competition in any section of the country, that would tend to create a monopoly in any section of the country, or that would be in restraint of trade. But the Federal Reserve may approve any such transaction if it determines that the public interest in meeting the convenience and needs of the community served clearly outweighs the anticompetitive effects of the proposed transaction. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, as well as the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below. Consideration of convenience and needs includes the parties' performance under the Community Reinvestment Act of 1977.

         Another factor that is gaining increasing scrutiny in the application process is the Year 2000 readiness of the parties involved in acquisition transactions. Banking organizations whose Year 2000 readiness is in less than satisfactory condition are undergoing special scrutiny in connection with acquisition transactions requiring regulatory approval, and may not be eligible to use expedited application procedures for acquisition transactions.

         Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), Union Planters and any other bank holding company may now acquire a bank located in any state, subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally permits a bank to branch interstate through acquisitions of banks in other states. By adopting legislation prior to June 1, 1997, a state had the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. Texas, where Union Planters recently completed an acquisition, elected to "opt out," in legislation that expires September 2, 1999. Union Planters has used the Interstate Banking Act to merge substantially all of Union Planters' banking subsidiaries with and into Union Planters Bank, National Association. As a result, that bank is now a multi-state national bank with branches in Alabama, Arkansas, Florida, Iowa, Illinois, Kentucky, Louisiana, Mississippi, Missouri, and Tennessee.

         The Bank Holding Company Act prohibits Union Planters from:

         (1) engaging in activities other than banking, managing, or controlling banks or other permissible subsidiaries; and

         (2) acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

         In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits the Federal Reserve considers include greater convenience, increased competition, or gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. The Federal Reserve has determined the following, among others, to be permissible activities of bank holding companies:

         -        factoring accounts receivable,

         -        acquiring or servicing loans,

         -        leasing personal property,

         -        conducting discount securities brokerage activities,

         -        performing certain data processing services,

         - acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and

         -        performing certain insurance underwriting activities.

         There are no territorial limitations on permissible non-banking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company may result from such activity.

         The banks owned by Union Planters are members of the Federal Deposit Insurance Corporation. Their deposits are insured by the Federal Deposit Insurance Corporation to the extent provided by law. Each bank is also subject to numerous state and federal statutes and regulations that affect its business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

         The Federal Deposit Insurance Corporation and the applicable state authority in the case of state-chartered nonmember banks, the Office of Thrift Supervision in the case of federally chartered thrift institutions, the Federal Reserve in the case of state-chartered member banks, and the Office of the Comptroller of the Currency in the case of national banks supervise the subsidiaries of Union Planters and First Mutual and regularly examine the operations of such institutions. They have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

         Union Planters is a legal entity separate and distinct from its banking, thrift, and other subsidiaries. The principal sources of cash flow of Union Planters, including cash flow to pay dividends to its stockholders, are dividends from its subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to Union Planters, as well as by Union Planters and First Mutual to their stockholders.

         As to the payment of dividends, each of Union Planters' state-chartered banking subsidiaries is subject to the laws and regulations of the state in which the bank is located, and to the regulations of the bank's primary federal regulator. Union Planters' subsidiaries that are thrift institutions are subject to the Office of Thrift Supervision's capital distributions regulations, and those that are national banks are subject to the regulations of the Office of the Comptroller of the Currency.

         If the federal banking regulator determines that a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, the regulator may require, after notice and hearing, that the institution cease and desist from such practice. Depending on the financial condition of the depository institution, an unsafe or unsound practice could include the payment of dividends. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See "-- Prompt Corrective Action." The federal agencies have also issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

         At September 30,1998, under dividend restrictions imposed under federal and state laws, Union Planters' banking subsidiaries, without obtaining governmental approvals, could declare aggregate dividends to Union Planters of approximately $119 million.

         The payment of dividends by Union Planters and its bank subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

         Union Planters and its banking subsidiaries are required to comply with the capital adequacy standards established by the Federal Reserve in the case of Union Planters, and the appropriate federal banking regulator in the case of each Union Planters bank. There are two basic measures of capital adequacy for bank holding companies and the depository institutions that they own: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The minimum guideline for the ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At September 30, 1998, Union Planters' consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 17.07% and 13.49%, respectively.

         In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 4.0%, plus an additional cushion of 100 to 200 basis points. Union Planters' Leverage Ratio at September 30, 1998, was 9.29%. The guidelines also provide that bank holding companies that experience internal growth or make acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         Each of the Union Planters' banks is subject to risk-based and leverage capital requirements adopted by its federal banking regulator. Those requirements are similar to those adopted by the Federal Reserve for bank holding companies. In addition, the capital requirements applicable to Union Planters' banks contemplate that the bank regulators may establish higher capital requirements for a particular institution based upon the institution's risk profile including exposure to interest rate risk. Each of Union Planters' banks was in compliance with those minimum capital requirements as of September 30, 1998. No federal banking agency has advised Union Planters or its bank subsidiaries of any specific minimum capital ratio requirement applicable to it.

         A bank or thrift that fails to meet its capital guidelines may be subject to a variety of enforcement remedies and certain other restrictions on its business. Remedies could include the issuance of a capital directive, the termination of deposit insurance by the Federal Deposit Insurance Corporation, and a prohibition on the taking of brokered deposits. As described below, substantial additional restrictions can be imposed upon Federal Deposit Insurance Corporation-insured depository institutions that fail to meet their capital requirements. See "-- Prompt Corrective Action."

         The federal bank regulators continue to indicate their desire to raise the capital requirements that apply to banks beyond their current levels. The Federal Reserve, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency have amended the risk-based capital standards to calculate the change in a bank's net economic value attributable to increases and decreases in market interest rates and require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The Office of Thrift Supervision has also included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

         Under Federal Reserve policy, Union Planters is expected to act as a source of financial strength for, and commit its resources to support, each Union Planters bank. This support may be required at times when Union Planters may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its bank subsidiaries are subordinate to the payment of deposits and to certain other indebtedness. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

         A depository institution insured by the Federal Deposit Insurance Corporation can be held liable for any loss incurred by, or reasonably expected to be incurred by, the Federal Deposit

Insurance Corporation in connection with the default of a commonly controlled Federal Deposit Insurance Corporation-insured depository institution or any assistance provided by the Federal Deposit Insurance Corporation to any commonly controlled Federal Deposit Insurance Corporation-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The Federal Deposit Insurance Corporation's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. Union Planters' banks are subject to these cross-guarantee provisions. As a result, any loss suffered by the Federal Deposit Insurance Corporation in respect of any of Union Planters' banks would likely result in assertion of the cross-guarantee provisions, the assessment of estimated losses against Union Planters' banking or thrift affiliates, and a potential loss of Union Planters' investments in its other banks.

PROMPT CORRECTIVE ACTION

         The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized). With respect to institutions in the three undercapitalized categories, the regulators must take certain supervisory actions, and are authorized to take other discretionary actions. The severity of the actions will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the Federal Deposit Insurance Corporation Improvement Act of 1991 requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified the relevant capital level for each category.

         An institution is deemed to be well capitalized if it:

         -        has a Total Capital Ratio of 10% or greater;
         -        has a Tier 1 Capital Ratio of 6.0% or greater;
         -        has a Leverage Ratio of 5.0% or greater; and
         - is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by its federal banking agency.

An institution is considered to be adequately capitalized if it has:

         -        a Total Capital Ratio of 8.0% or greater;
         -        a Tier 1 Capital Ratio of 4.0% or greater; and

         - a Leverage Ratio of 4.0% or greater (or, if the institution received a composite 1 rating under the regulator's CAMEL rating system, a Leverage Ratio of 3.0% or greater).

A depository institution is considered to be undercapitalized if it has:

         -        a Total Capital Ratio of less than 8.0%;
         -        a Tier 1 Capital Ratio of less than 4.0%; or
         - a Leverage Ratio of less than 4.0% (or, if the institution received a composite 1 rating under the regulator's CAMEL rating system, a Leverage Ratio of 3.0% or greater).

A depository institution is considered to be significantly undercapitalized if it has:

         -        a Total Capital Ratio of less than 6.0%;
         -        a Tier 1 Capital Ratio of less than 3.0%; or
         -        a Leverage Ratio of less than 3.0%.

An institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. "Tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets, with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. In addition, a bank holding company must guarantee that a subsidiary bank meet its capital restoration plan. This obligation to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. Except in accordance with an accepted capital restoration plan or with the approval of the Federal Deposit Insurance Corporation, an undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business. In addition, its federal banking agency is given authority with respect to any undercapitalized institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution if it determines "that those actions are necessary to carry out the purpose" of Federal Deposit Insurance Corporation Act of 1991.

         For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, its federal banking agency must require the institution to take one or more of the following actions, as the regulator determines will best address the institution's capital problems:

         (1) sell enough shares, including voting shares, to become adequately capitalized;

         (2) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver;

         (3)      restrict certain transactions with its banking affiliates;

         (4)      restrict transactions with bank or non-bank affiliates;

         (5) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region";

         (6)      restrict asset growth or reduce total assets;

         (7)      alter, reduce, or terminate activities;

         (8)      hold a new election of directors;

         (9) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution;

         (10)     employ "qualified" senior executive officers;

         (11) cease accepting deposits from correspondent depository institutions;

         (12) divest certain nondepository affiliates which pose a danger to the institution; or

         (13) be divested by a parent holding company. In addition, without the prior approval of its federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.


                  DESCRIPTION OF UNION PLANTERS CAPITAL STOCK

         Union Planters' charter currently authorizes the issuance of 300,000,000 shares of Union Planters common stock and 10,000,000 shares of Union Planters Preferred Stock. On October 31, 1998, 136,063,035 shares of Union Planters common stock were outstanding and approximately 11,819,814 shares were earmarked for issuance in connection with currently outstanding Union Planters options, Union Planters' dividend reinvestment plan, two small convertible debt issues and with respect to conversion rights of currently outstanding Union Planters Series E preferred stock. In addition, as of October 31, 1998, 968,865 shares of Union

Planters' 8% Cumulative, Convertible Series E preferred stock, were outstanding. On October 31, 1998, none of Union Planters' 750,000 authorized shares of Series A preferred stock were issued and outstanding, nor is Union Planters' management aware of the existence of circumstances from which it may be inferred that such issuance is imminent. THE CAPITAL STOCK OF UNION PLANTERS DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND, OR ANY GOVERNMENTAL AGENCY.


UNION PLANTERS COMMON STOCK

         GENERAL. Shares of Union Planters common stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the Union Planters board of directors may deem advisable, subject to such limitations as may be set forth in the laws of the State of Tennessee, Union Planters' charter or bylaws or the rules of the New York Stock Exchange. Union Planters Bank is the Registrar, Transfer Agent and Dividend Disbursing Agent for shares of Union Planters common stock. Its address is Union Planters Bank, Corporate Trust Department, 1 South Church Street, Belleville, Illinois 62220.

         DIVIDENDS. Subject to the preferential dividend rights applicable to outstanding shares of the Union Planters preferred stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement, or sinking funds, if any, for all outstanding Union Planters preferred stock, the holders of the Union Planters common stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the Union Planters board of directors.

         Union Planters has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on Union Planters common stock and Union Planters preferred stock. Union Planters has no such arrangements in effect at the date hereof. In December 1996, Union Planters caused to be issued $200,000,000 in aggregate liquidation amount of 8.20% Capital Trust Pass-through Securities ("Union Planters Capital Securities") through a Delaware trust subsidiary. Pursuant to the terms of the governing instruments, Union Planters would be prohibited from paying dividends on any Union Planters common stock or Union Planters preferred stock if all quarterly payments on the Union Planters Capital Securities had not been paid in full. The Union Planters Capital Securities mature in 2026 and may be redeemed under certain circumstances prior to maturity.

         LIQUIDATION RIGHTS. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up of Union Planters, after distribution in full of the preferential amounts required to be distributed to the holders of Union Planters preferred stock, holders of Union Planters common stock will be entitled to receive all of the remaining assets of Union Planters, of whatever kind, available for distribution to stockholders ratably in proportion to the number of shares of Union Planters common stock held. The Union Planters board of directors may distribute in kind to the holders of Union Planters common stock such remaining assets of Union Planters or may sell, transfer, or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock, or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of Union Planters common stock. Neither the merger or consolidation of Union Planters into or with any other corporation, nor the merger of any other corporation into Union Planters, nor any purchase or redemption of shares of stock of Union Planters of any class, shall be deemed to be a dissolution, liquidation, or winding-up of Union Planters for purposes of this paragraph.

         Because Union Planters is a holding company, its right and the rights of its creditors and stockholders, including the holders of Union Planters preferred stock and Union Planters common stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that Union Planters itself may be a creditor having recognized claims against such subsidiary.

         For a further description of Union Planters common stock, see "EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS."

UNION PLANTERS PREFERRED STOCK

         SERIES A PREFERRED STOCK. Union Planters' charter provides for the issuance of up to 750,000 shares (subject to adjustment by action of the Union Planters board of directors) of Series A preferred stock under certain circumstances involving a potential change in control of Union Planters. None of such shares are outstanding and management is aware of no facts suggesting that issuance of such shares may be imminent. The Series A preferred stock is described in more detail in Union Planters' registration statement on Form 8-A, dated January 19, 1989, and filed February 1, 1989 (Securities and Exchange Commission File No. 0-6919) which is incorporated by reference herein.

         SERIES E PREFERRED STOCK. As of October 31, 1998, 968,865 shares of Series E preferred stock were outstanding. All shares of Series E preferred stock have a stated value of $25.00 per share. Dividends are payable at the rate of $0.50 per share per quarter and are cumulative. The Series E preferred stock is convertible at the rate of 1.25 shares of Union Planters common stock for each share of Series E preferred stock. The Series E preferred stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of $25.00 per share plus unpaid dividends accrued thereon and, at Union Planters' option and with the prior approval of the Federal Reserve, are subject to redemption by Union Planters at any time at a redemption price of $25.00 per share plus any unpaid dividends accrued thereon. Holders of Series E preferred stock have no voting rights except as required by law and in certain other limited circumstances. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

                                  OTHER MATTERS

         As of the date of this proxy statement-prospectus, First Mutual's board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement-prospectus. However, if any other matters properly come before the special meeting or any adjournment or postponement of the special meeting and are voted upon, the enclosed proxy will be deemed to confer discretionary authority to the individuals named as proxies to vote the shares represented by such proxy as to any such matters.


                              STOCKHOLDER PROPOSALS


         Union Planters expects to hold its next annual meeting of stockholders in April 1999, after the merger. Under Securities and Exchange Commission rules, proposals of Union Planters stockholders intended to be presented at that meeting must be received by Union Planters at its principal executive offices no later than November 13, 1998. It is not currently anticipated that First
Mutual will hold its annual meeting unless the merger should not be consummated.



                                     EXPERTS

         The consolidated financial statements of Union Planters and subsidiaries incorporated in this proxy statement-prospectus by reference to
Exhibit 99.1 to Union Planters' September 30, 1998 Quarterly Report on Form 10-Q have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of First Mutual and subsidiaries incorporated in this proxy statement-prospectus by reference to First Mutual's annual report on Form 10-K for the year ended December 31, 1997 have been audited by Crowe, Chizek and Company LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                                    OPINIONS

         The legality of the shares of Union Planters common stock to be issued in the merger will be passed upon by E. James House, Jr., Secretary and Manager of the Legal Department of Union Planters. E. James House, Jr. is an officer of, and receives compensation from, Union Planters.

         Certain tax consequences of the transaction have been passed upon by Wyatt, Tarrant & Combs.


                       WHERE YOU CAN FIND MORE INFORMATION

         Union Planters and First Mutual file annual, quarterly and current reports, proxy and information statements, and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference Section at the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information about issuers that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. In addition, you can read and copy this information at the regional offices of the Securities and Exchange Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also inspect reports, proxy and information statements, and other information about Union Planters at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and about First Mutual at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         Union Planters filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the Union Planters common stock offered to the First Mutual stockholders. The registration statement contains additional information about Union Planters and the Union Planters common stock. The Securities and Exchange Commission allows Union Planters to omit certain information included in the registration statement from this proxy statement-prospectus. The registration statement may be inspected and copied at the Securities and Exchange Commission's public reference facilities described above.

         This proxy statement-prospectus incorporates important business and financial information about Union Planters and First Mutual that is not included in or delivered with this proxy statement-prospectus. The following documents filed with the Securities and Exchange Commission by Union Planters are incorporated by reference in this proxy statement-prospectus (Securities and Exchange Commission File No. 1-10160):

         (1) Union Planters' Annual Report on Form 10-K for the year ended December 31, 1997 (provided that any information included or incorporated by reference in response to Items 402(a)(8), (i),
                  (k), or (l) of Regulation S-K promulgated by the Securities and Exchange Commission shall not be deemed to be incorporated herein and is not part of the registration statement);

         (2) Union Planters' Quarterly Report on Form 10-Q for the three months ended March 31, 1998 and the amendment thereto filed on Form 10-Q/A;

         (3) Union Planters' Quarterly Report on Form 10-Q for the six months ended June 30, 1998;


         (4) Union Planters' Quarterly Report on Form 10-Q for the nine months ended September 30, 1998 (which includes supplemental consolidated financial statements of Union Planters and related management's discussion and analysis of financial condition and results of operations of Union Planters, giving effect to the significant acquisitions Union Planters has consummated since December 31, 1997);


         (5) Union Planters' Current Reports on Form 8-K dated January 15, 1998, February 22, 1998, April 16, 1998, July 10, 1998 July
                  16, 1998, September 1, 1998, September 8, 1998, October 15, 1998 and October 16, 1998;

         (6) The description of the current management and board of directors of Union Planters contained in the proxy statement of Union Planters filed pursuant to Section 14(a) of the Exchange Act for Union Planters's Annual Meeting of Stockholders held on April 16, 1998;

         (7) Union Planters' Registration Statement on Form 8-A dated January 19, 1989, filed on February 1, 1989; (Securities and Exchange Commission File No. 0-6919) in connection with Union Planters' designation and authorization of its Series A Preferred Stock; and

         (8) The description of the Union Planters common stock contained in Union Planters' registration statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.

         The following documents filed with the Securities and Exchange Commission by First Mutual are incorporated by reference in this Proxy Statement (Securities and Exchange Commission File No. 0-26184):

         (1) First Mutual's Annual Report on Form 10-K for the fiscal year ended December 31, 1997;

         (2) First Mutual's Quarterly Report on Form 10-Q for the three months ended March 31, 1998;

         (3) First Mutual's Quarterly Report on Form 10-Q for the six months ended June 30, 1998;

         (4) First Mutual's Quarterly Report on Form 10-Q for the nine months ended September 30, 1998;

         (5)      First Mutual's Current Report on Form 8-K dated July 2, 1998;

         (6) The description of the current management and board of directors of First Mutual contained in the proxy statement of First Mutual filed on March 10, 1998, pursuant to Section 14(a) of the Securities and Exchange Act of 1934; and

         (7) The description of the First Mutual common stock contained in First Mutual's Registration Statement under Section 12(g) of the Securities and Exchange Act of 1934 and any amendment or report filed for the purpose of updating such description.

         Union Planters and First Mutual also incorporate by reference additional documents filed by them pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this proxy statement-prospectus and prior to final adjournment of the special meeting. Any statement contained in this proxy statement-prospectus or in a document incorporated or deemed to be incorporated by reference in this proxy statement-prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. In particular, reference is made to the Union Planters' September 30, 1998 Quarterly Report on Form 10-Q, which includes supplemental consolidated financial statements and the related management's discussion and analysis of financial condition and results of operations of Union Planters, giving effect to the acquisitions Union Planters has consummated since December 31, 1997. See "BUSINESS OF UNION PLANTERS - Recent Developments."

         You may obtain copies of the information incorporated by reference in this proxy statement-prospectus upon written or oral request. The inside front cover of this proxy statement-prospectus (page ii) contains information about how such requests should be made.

         All information contained in this proxy statement-prospectus or incorporated herein by reference with respect to Union Planters was supplied by Union Planters, and all information contained in this proxy statement-prospectus or incorporated herein by reference with respect to First Mutual was supplied by First Mutual.

                                   APPENDIX A


                      AGREEMENT AND PLAN OF REORGANIZATION

                                 BY AND BETWEEN

                           FIRST MUTUAL BANCORP, INC.

                                       AND

                           UNION PLANTERS CORPORATION


                            DATED AS OF JULY 2, 1998

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER..................................1
         1.1  MERGER..........................................................1
         1.2  TIME AND PLACE OF CLOSING.......................................2
         1.3  EFFECTIVE TIME..................................................2
         1.4  EXECUTION OF STOCK OPTION AGREEMENT.............................2
         1.5  RESTRUCTURE OF TRANSACTION......................................2

ARTICLE 2 - TERMS OF MERGER...................................................2
         2.1  CHARTER.........................................................2
         2.2  BYLAWS..........................................................3
         2.3  DIRECTORS AND OFFICERS..........................................3

ARTICLE 3 - MANNER OF CONVERTING SHARES.......................................3
         3.1  CONVERSION OF SHARES............................................3
         3.2  ANTI-DILUTION PROVISIONS........................................3
         3.3  SHARES HELD BY MUTUAL OR UPC....................................3
         3.4  FRACTIONAL SHARES...............................................4
         3.5  CONVERSION OF STOCK RIGHTS......................................4

ARTICLE 4 - EXCHANGE OF SHARES................................................4
         4.1  EXCHANGE PROCEDURES.............................................4
         4.2  RIGHTS OF FORMER MUTUAL STOCKHOLDERS............................5

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF MUTUAL..........................5
         5.1  ORGANIZATION, STANDING, AND POWER...............................5
         5.2  AUTHORITY; NO BREACH BY AGREEMENT...............................5
         5.3  CAPITAL STOCK...................................................6
         5.4  MUTUAL SUBSIDIARIES.............................................7
         5.5  SEC FILINGS; FINANCIAL STATEMENTS...............................7
         5.6  ABSENCE OF UNDISCLOSED LIABILITIES..............................8
         5.7  ABSENCE OF CERTAIN CHANGES OR EVENTS............................8
         5.8  TAX MATTERS.....................................................8
         5.9  ASSETS..........................................................9
         5.10  ENVIRONMENTAL MATTERS..........................................9
         5.11  COMPLIANCE WITH LAWS..........................................10
         5.12  LABOR RELATIONS...............................................10
         5.13  EMPLOYEE BENEFIT PLANS........................................11
         5.14  MATERIAL CONTRACTS............................................13
         5.15  LEGAL PROCEEDINGS.............................................13
         5.16  REPORTS.......................................................14
         5.17  STATEMENTS TRUE AND CORRECT...................................14
         5.18  TAX AND REGULATORY MATTERS....................................14
         5.19  STATE TAKEOVER LAWS...........................................14
         5.20  CHARTER PROVISIONS............................................14
         5.21  RIGHTS AGREEMENT..............................................15
         5.22  DERIVATIVES...................................................15
         5.23  YEAR 2000.....................................................15

                                                                           Page
                                                                           ----
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF UPC............................15
         6.1  ORGANIZATION, STANDING, AND POWER..............................15
         6.2  AUTHORITY; NO BREACH BY AGREEMENT..............................15
         6.3  CAPITAL STOCK..................................................16
         6.4  UPC SUBSIDIARIES...............................................16
         6.5  SEC FILINGS; FINANCIAL STATEMENTS..............................17
         6.6  ABSENCE OF UNDISCLOSED LIABILITIES.............................17
         6.7  ABSENCE OF CERTAIN CHANGES OR EVENTS...........................17
         6.8  TAX MATTERS....................................................18
         6.9  ASSETS.........................................................18
         6.10  ENVIRONMENTAL MATTERS.........................................19
         6.11  COMPLIANCE WITH LAWS..........................................20
         6.12  LABOR RELATIONS...............................................20
         6.13  LEGAL PROCEEDINGS.............................................20
         6.14  REPORTS.......................................................20
         6.15  STATEMENTS TRUE AND CORRECT...................................21
         6.16  TAX AND REGULATORY MATTERS....................................21
         6.17  EMPLOYEE BENEFIT PLANS........................................21
         6.18  DERIVATIVES...................................................22
         6.19  YEAR 2000.....................................................22

ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION.........................22
         7.1  AFFIRMATIVE COVENANTS OF BOTH PARTIES..........................22
         7.2  NEGATIVE COVENANTS OF MUTUAL...................................22
         7.3  ADVERSE CHANGES IN CONDITION...................................24
         7.4  REPORTS........................................................24

ARTICLE 8 - ADDITIONAL AGREEMENTS............................................25
         8.1  REGISTRATION STATEMENT; PROXY STATEMENT; STOCKHOLDER
                  APPROVAL. .................................................25
         8.2  EXCHANGE LISTING...............................................25
         8.3  APPLICATIONS...................................................25
         8.4  FILINGS WITH STATE OFFICES.....................................25
         8.5  AGREEMENT AS TO EFFORTS TO CONSUMMATE..........................25
         8.6  INVESTIGATION AND CONFIDENTIALITY..............................26
         8.7  PRESS RELEASES.................................................26
         8.8  CERTAIN ACTIONS................................................26
         8.9  TAX TREATMENT..................................................27
         8.10  STATE TAKEOVER LAWS...........................................27
         8.11  CHARTER PROVISIONS............................................27
         8.12  AGREEMENT OF AFFILIATES.......................................27
         8.13  EMPLOYEE BENEFITS AND CONTRACTS...............................27
         8.14  INDEMNIFICATION...............................................28
         8.15  CERTAIN MODIFICATIONS.........................................29

ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE................29
         9.1  CONDITIONS TO OBLIGATIONS OF EACH PARTY........................29
         9.2  CONDITIONS TO OBLIGATIONS OF UPC...............................31
         9.3  CONDITIONS TO OBLIGATIONS OF MUTUAL............................31

ARTICLE 10 - TERMINATION.....................................................32
         10.1  TERMINATION...................................................32

                                                                           Page
                                                                           ----
         10.2  EFFECT OF TERMINATION.........................................33
         10.3  NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS.................33

ARTICLE 11 - MISCELLANEOUS...................................................34
         11.1  DEFINITIONS...................................................34
         11.2  EXPENSES......................................................40
         11.3  BROKERS AND FINDERS...........................................41
         11.4  ENTIRE AGREEMENT..............................................41
         11.5  AMENDMENTS....................................................41
         11.6  WAIVERS.......................................................41
         11.7  ASSIGNMENT....................................................42
         11.8  NOTICES.......................................................42
         11.9  GOVERNING LAW.................................................43
         11.10  COUNTERPARTS.................................................43
         11.11  CAPTIONS.....................................................43
         11.12  INTERPRETATIONS..............................................43
         11.13  ENFORCEMENT OF AGREEMENT.....................................43
         11.14  SEVERABILITY.................................................43




                                LIST OF EXHIBITS


Exhibit 1         Stock Option Agreement

Exhibit 2         Plan of Merger

Exhibit 3         Affiliate Agreement

                      AGREEMENT AND PLAN OF REORGANIZATION


                  THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of July 2, 1998, by and between FIRST MUTUAL BANCORP, INC. ("Mutual"), a corporation organized and existing under the Laws of the State of Delaware, with its principal office located in Decatur, Illinois; and UNION PLANTERS CORPORATION ("UPC"), a corporation organized and existing under the Laws of the State of Tennessee, with its principal office located in Memphis, Tennessee.


                                    PREAMBLE

                  The Boards of Directors of Mutual and UPC are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective stockholders. This Agreement provides for the acquisition of Mutual by UPC pursuant to the merger (the "Merger") of Mutual with and into Union Planters Holding Corporation ("UPHC"), a wholly-owned subsidiary of UPC organized under the Laws of the State of Tennessee. At the effective time of the Merger, the outstanding shares of the common stock of Mutual shall be converted into shares of the common stock of UPC (except as provided herein). As a result, stockholders of Mutual shall become stockholders of UPC, and UPHC shall continue to conduct the business and operations of Mutual as a wholly-owned subsidiary of UPC. The transactions described in this Agreement are subject to the approvals of the stockholders of Mutual, the Board of Governors of the Federal Reserve System, and certain state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

                  Immediately after the execution and delivery of this Agreement, as a condition and inducement to UPC's willingness to enter into this Agreement, Mutual and UPC are entering into a stock option agreement (the "Stock Option Agreement"), in substantially the form of Exhibit 1, pursuant to which Mutual is granting to UPC an option to purchase shares of Mutual Common Stock.

                  Certain terms used in this Agreement are defined in Section
11.1 of this Agreement.


                  NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:


                                    ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

         1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Mutual shall be merged with and into UPHC in accordance with the provisions of Section 252 of the DGCL and with the effect provided in
Section 259 of the DGCL and in accordance with the provisions of Section 48-21-109 of the TBCA and with the effect provided in Section 48-21-108 of the TBCA (the "Merger"). UPHC shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Tennessee. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Board of Directors of Mutual and has been or will be adopted by the Board of Directors of UPC, and the Plan of Merger, in substantially the form of Exhibit 2, which has been approved and adopted by the Board of Directors of Mutual and will be approved and adopted by the Board of Directors of UPHC prior to the Effective Time.

         1.2 TIME AND PLACE OF CLOSING. The consummation of the Merger (the "Closing") shall take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at such location as may be mutually agreed upon by the Parties.

         1.3 EFFECTIVE TIME. The Merger and the other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger shall become effective with the Secretary of State of the State of Delaware and the Articles of Merger shall become effective with the Secretary of State of the State of Tennessee (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on or before the 15th business day (as designated by UPC) following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger and (ii) the date on which the stockholders of Mutual approve the matters relating to this Agreement required to be approved by such stockholders by applicable Law.

         1.4 EXECUTION OF STOCK OPTION AGREEMENT. Immediately after the execution of this Agreement and as a condition hereto, Mutual is executing and delivering to UPC the Stock Option Agreement.

         1.5 RESTRUCTURE OF TRANSACTION. UPC shall, in its reasonable discretion, have the unilateral right to revise the structure of the Merger contemplated by this Agreement in order to achieve tax benefits or for any other reason which UPC may deem advisable; provided, however, that UPC shall not have the right, without the approval of the Board of Directors of Mutual, to make any revision to the structure of the Merger which: (i) changes the amount of the consideration which the holders of shares of Mutual Common Stock are entitled to receive (determined in the manner provided in Section 3.1 of this Agreement);
(ii) changes the intended tax-free effects of the Merger to UPC or the holders of shares of Mutual Common Stock; (iii) would permit UPC to pay the consideration other than by delivery of UPC Common Stock registered with the SEC (in the manner described in Section 4.1 of this Agreement); (iv) would be materially adverse to the interests of Mutual or holders of shares of Mutual Common Stock; (v) would unreasonably impede or delay consummation of the Merger; or (vi) would affect any of the provisions in Sections 8.13 or 8.14 of this Agreement. UPC may exercise this right of revision by giving written notice to Mutual in the manner provided in Section 11.8 of this Agreement which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger.


                                    ARTICLE 2

                                 TERMS OF MERGER

         2.1 CHARTER. The Charter of UPHC in effect immediately prior to the Effective Time shall be the Charter of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

         2.2 BYLAWS. The Bylaws of UPHC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

         2.3 DIRECTORS AND OFFICERS. The directors of UPHC in office immediately prior to the Effective Time, together with such additional individuals thereafter elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of UPHC in office immediately prior to the Effective Time, together with such additional individuals thereafter elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.


                                    ARTICLE 3

                           MANNER OF CONVERTING SHARES

         3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC or Mutual, or the stockholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

                  (a) Each share of UPC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                  (b) Each share of UPHC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                  (c) Each share of Mutual Common Stock, but excluding shares held by any Mutual Company or any UPC Company (in each case other than in a fiduciary capacity or as a result of debts previously contracted), issued and outstanding at the Effective Time shall be converted into a fraction of a share of UPC Common Stock equal to the quotient obtained (the "Exchange Ratio") by dividing [i] $18.50 by [ii] the average of the daily last sales prices of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source chosen by UPC) for the 20 consecutive full trading days in which such shares are traded on the NYSE preceding the third business day prior to the Closing Date. Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of Mutual Common Stock shall be accompanied by a UPC Right.

         3.2 ANTI-DILUTION PROVISIONS. In the event Mutual changes the number of shares of Mutual Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, or similar transaction with respect to such stock, the Exchange Ratio shall be proportionately adjusted. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

         3.3 SHARES HELD BY MUTUAL OR UPC. Each of the shares of Mutual Common Stock issued but not outstanding or held by any Mutual Company or by any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

         3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of Mutual Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the last sale price of UPC Common Stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.

         3.5 CONVERSION OF STOCK RIGHTS. At or prior to the Closing, Mutual shall cause each option to purchase shares of Mutual Common Stock granted by Mutual under the Mutual Stock Plans, which are outstanding, whether or not then exercisable, to be canceled in exchange for cash in an amount equal to the product of (i) the total number of shares of Mutual Common Stock subject to such option and (ii) the excess of $18.50 over the exercise price per share subject to such option.


                                    ARTICLE 4

                               EXCHANGE OF SHARES

         4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, UPC and Mutual shall cause the exchange agent selected by UPC (the "Exchange Agent") to mail to the former stockholders of Mutual appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Mutual Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Mutual Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to
Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of Mutual Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of Mutual Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Mutual Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Mutual Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Mutual Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

         4.2 RIGHTS OF FORMER MUTUAL STOCKHOLDERS. At the Effective Time, the stock transfer books of Mutual shall be closed as to holders of Mutual Capital Stock immediately prior to the Effective Time and no transfer of Mutual Capital Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Mutual Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Mutual in respect of such shares of Mutual Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of Mutual shall be entitled to vote after the Effective Time at any meeting of UPC stockholders the number of whole shares of UPC Common Stock into which their respective shares of Mutual Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Mutual Common Stock for certificates representing UPC Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Mutual Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Mutual Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.


                                    ARTICLE 5

                    REPRESENTATIONS AND WARRANTIES OF MUTUAL

                  Except as set forth below and as set forth in the Mutual Disclosure Memorandum referencing a specific section of this Agreement, Mutual hereby represents and warrants to UPC as follows:

         5.1 ORGANIZATION, STANDING, AND POWER. Mutual is a corporation duly organized and validly existing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. Mutual is duly qualified or licensed to transact business as a foreign corporation in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual.

         5.2 AUTHORITY; NO BREACH BY AGREEMENT.

                  (a) Mutual has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. Except as set forth in Section 5.2(a) of the Mutual

Disclosure Memorandum, the execution, delivery, and performance of this Agreement and the Plan of Merger, and the consummation of the transactions contemplated herein and therein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Mutual, subject to the approval of this Agreement and the Plan of Merger by holders of a majority of the issued and outstanding shares of Mutual Common Stock, voting together as one class, as required by Law, which is the only stockholder vote required for approval of this Agreement and the Plan of Merger and consummation of the Merger by Mutual. Subject to such requisite stockholder approval and as set forth in Section 5.2(a) of the Mutual Disclosure Memorandum, this Agreement and the Plan of Merger represent legal, valid, and binding obligations of Mutual, enforceable against Mutual in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                  (b) Neither the execution and delivery of this Agreement and the Plan of Merger by Mutual, nor the consummation by Mutual of the transactions contemplated hereby or thereby, nor compliance by Mutual with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of Mutual's Certificate of Incorporation or Bylaws or
(ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Mutual Company under, any Contract or Permit of any Mutual Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any Mutual Company or any of their respective Material Assets.

                  (c) Other than in connection or compliance with the provisions of the Securities Laws and applicable state corporate and securities Laws and rules of the Nasdaq, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Mutual of the Merger and the other transactions contemplated in this Agreement and the Plan of Merger.

         5.3 CAPITAL STOCK.

                  (a) The authorized capital stock of Mutual consists, as of the date of this Agreement, of (i) 8,000,000 shares of Mutual Common Stock, of which 3,530,570 shares were issued and outstanding, and 1,169,430 shares were held by Mutual in treasury, as of June 30, 1998, and not more than 3,530,570 shares will be issued and outstanding, and not more than 1,169,430 shares will be held by Mutual in treasury, at the Effective Time and (ii) 2,000,000 shares of Mutual Preferred Stock, of which no shares are issued and outstanding and of which no shares will be issued and outstanding at the Effective Time. All of the issued and outstanding shares of Mutual Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable under the DGCL. None of the outstanding shares of Mutual Common Stock has been issued in violation of any preemptive rights of the current or past stockholders of Mutual.

                  (b) Except (i) as set forth in Section 5.3(a) of this Agreement, (ii) with respect to 383,700 shares of Mutual Common Stock subject to outstanding options under the Mutual Stock

Plans, and (iii) as provided pursuant to the Stock Option Agreement, there are no shares of capital stock or other equity securities of Mutual outstanding and no outstanding Rights relating to the capital stock of Mutual.

         5.4 MUTUAL SUBSIDIARIES. Mutual has disclosed in Section 5.4 of the Mutual Disclosure Memorandum all of the Mutual Subsidiaries. Mutual or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Mutual Subsidiary. No equity securities of any Mutual Subsidiary are or may become required to be issued (other than to another Mutual Company) by reason of any Rights, and there are no Contracts by which any Mutual Subsidiary is bound to issue (other than to another Mutual Company) additional shares of its capital stock or Rights or by which any Mutual Company is or may be bound to transfer any shares of the capital stock of any Mutual Subsidiary (other than to another Mutual Company). There are no Contracts relating to the rights of any Mutual Company to vote or to dispose of any shares of the capital stock of any Mutual Subsidiary. All of the shares of capital stock of each Mutual Subsidiary held by an Mutual Company are duly authorized, validly issued, and fully paid and, except as provided in statutes pursuant to which depository institution Subsidiaries are organized, nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Mutual Company free and clear of any Lien. Each Mutual Subsidiary is either a bank, a savings association or a corporation, and is duly organized, validly existing, and (as to national banking associations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Mutual Subsidiary is duly qualified or licensed to transact business as a foreign corporation in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual. Each Mutual Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

         5.5 SEC FILINGS; FINANCIAL STATEMENTS.

                  (a) Mutual has filed and made available to UPC all forms, reports, and documents required to be filed by Mutual with the SEC since June 30, 1995 (collectively, the "Mutual SEC Reports"). The Mutual SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such latter filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such Mutual SEC Reports or necessary in order to make the statements in such Mutual SEC Reports, in light of the circumstances under which they were made, not misleading. None of Mutual's Subsidiaries is required to file any forms, reports, or other documents with the SEC.

                  (b) Each of the Mutual Financial Statements (including, in each case, any related notes) contained in the Mutual SEC Reports, including any Mutual SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements, or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present in all Material respects the consolidated financial position of Mutual and its

Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

         5.6 ABSENCE OF UNDISCLOSED LIABILITIES. No Mutual Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Mutual as of March 31, 1998, included in the Mutual Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to March 31, 1998. No Mutual Company has incurred or paid any Liability since March 31, 1998, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual and Liabilities incurred in connection with this Agreement and the transactions contemplated hereby.

         5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since March 31, 1998, except as disclosed in the Mutual Financial Statements, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual and (ii) the Mutual Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

         5.8  TAX MATTERS.

                  (a) All Tax Returns required to be filed by or on behalf of any of the Mutual Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and, to the Knowledge of Mutual, all Tax Returns filed are complete and accurate in all Material respects. All Tax Returns for periods ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Mutual, except to the extent reserved against in the Mutual Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                  (b) None of the Mutual Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                  (c) Adequate provision for any Taxes due or to become due for any of the Mutual Companies for the period or periods through and including the date of the respective Mutual Financial Statements has been made and is reflected on such Mutual Financial Statements.

                  (d) Each of the Mutual Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual.

                  (e) Except as disclosed in Section 5.8(e) of the Mutual Disclosure Memorandum, none of the Mutual Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

                  (f) There are no Material Liens with respect to Taxes upon any of the Assets of the Mutual Companies.

                  (g) No Mutual Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

         5.9 ASSETS. The Mutual Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets, except where the failure to have such good and marketable title is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual. All Material tangible properties used in the businesses of the Mutual Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Mutual's past practices. All Assets which are Material to Mutual's business on a consolidated basis, held under leases or subleases by any of the Mutual Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The Mutual Companies currently maintain insurance in amounts, scope, and coverage reasonably necessary for their operations. None of the Mutual Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the Mutual Companies include all Assets required to operate the business of the Mutual Companies as presently conducted.

         5.10  ENVIRONMENTAL MATTERS.

                  (a) To the Knowledge of Mutual, each Mutual Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except those violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual.

                  (b) There is no Litigation pending or, to the Knowledge of Mutual, threatened before any court, governmental agency, or authority, or other forum in which any Mutual Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any Mutual Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual.

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                  (c)      There is no Litigation pending, or to the Knowledge
of Mutual, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or Mutual in respect of such Loan Property) has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual.

                  (d) To the Knowledge of Mutual, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual.

                  (e) To the Knowledge of Mutual, during the period of (i) any Mutual Company's ownership or operation of any of their respective current properties, (ii) any Mutual Company's participation in the management of any Participation Facility, or (iii) any Mutual Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual. To the Knowledge of Mutual, prior to the period of (i) any Mutual Company's ownership or operation of any of their respective current properties, (ii) any Mutual Company's participation in the management of any Participation Facility, or (iii) any Mutual Company's holding of a security interest in a Loan Property, to the Knowledge of Mutual, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual.

         5.11 COMPLIANCE WITH LAWS. Mutual is duly registered as a bank holding company under the BHC Act. Each Mutual Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual. None of the Mutual Companies:

                  (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual; and

                  (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Mutual Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual, or (iii) requiring any Mutual Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

         5.12 LABOR RELATIONS. No Mutual Company is the subject of any Litigation asserting that it or any other Mutual Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other Mutual Company to bargain with any labor organization as to wages or conditions of employment, nor is any Mutual Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any Mutual Company, pending or, to the Knowledge of Mutual, threatened, or to the Knowledge of Mutual, is there any activity involving any Mutual Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

         5.13  EMPLOYEE BENEFIT PLANS.

                  (a) Mutual has disclosed to UPC in writing prior to the execution of the Agreement and in Section 5.13(a) of the Mutual Disclosure Memorandum, and has delivered or made available to UPC prior to the execution of this Agreement correct and complete copies in each case of, all Material Mutual Benefits Plans. For purposes of this Agreement, "Mutual Benefit Plans" means all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of ERISA maintained by, sponsored in whole or in part by, or contributed to by, any Mutual Company for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate. Any of the Mutual Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Mutual ERISA Plan." Any Mutual ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a "Mutual Pension Plan." Neither Mutual nor any Mutual Company has an "obligation to contribute" (as defined in ERISA Section 4212) to a "multiemployer plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). Each "employee pension benefit plan," as defined in Section 3(2) of ERISA, maintained by any Mutual Company at any time during the last six years that was intended to qualify under
Section 401(a) of the Internal Revenue Code and with respect to which any Mutual Company has any Liability, is disclosed as such in Section 5.13(a) of the Mutual Disclosure Memorandum.

                  (b) Mutual has delivered or made available to UPC prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such Mutual Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such Mutual Benefit Plans or amendments thereto, all determination letters, rulings, opinion letters, information letters, or advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the Pension Benefit Guaranty Corporation after December 31, 1994, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Mutual Benefit Plan with respect to the most recent plan year, and (iv) the most recent summary plan descriptions and any modifications thereto.

                  (c) All Mutual Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual. Each Mutual ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service,


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and Mutual is not aware of any circumstances which could reasonably result in revocation of any such favorable determination letter. Each trust created under any Mutual ERISA Plan has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and Mutual is not aware of any circumstance which could reasonably result in revocation of such exemption. With respect to each Mutual Benefit Plan, to the Knowledge of Mutual, no event has occurred which could reasonably give rise to a loss of any intended Tax consequences under the Internal Revenue Code or to any Tax under Section 511 of the Internal Revenue Code that is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Mutual. There is no Material pending or, to the Knowledge of Mutual, threatened Litigation (other than routine claims for benefits) relating to any Mutual ERISA Plan.

                  (d) No Mutual Company has engaged in a transaction with respect to any Mutual Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date of this Agreement, would subject any Mutual Company to a Material Tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual. Neither Mutual nor, to the Knowledge of Mutual, any administrator or fiduciary of any Mutual Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner which could subject Mutual to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA, where such Liability, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Mutual. Except as disclosed under Section 5.13 of the Mutual Disclosure Memorandum, no oral or written representation or communication with respect to any aspect of the Mutual Benefit Plans has been made to employees of any Mutual Company which is not in accordance with the written or otherwise preexisting terms and provisions of such plans, where any Liability with respect to such representation or disclosure is reasonably likely to have a Material Adverse Effect on Mutual.

                  (e) No Mutual Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of all benefits (whether vested or not) accrued to date by all present or former participants in such Mutual Pension Plan exceeds the plan's "benefit liabilities" as that term is defined in Section 4001(a)(16) of ERISA. For this purpose, the assumptions for valuing plan Assets or Liabilities shall be the assumptions set forth in the most recent actuarial valuations and reports with respect to any such Mutual Pension Plan. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position or funded status of any Mutual Pension Plan, (ii) no change in the actuarial assumptions with respect to any Mutual Pension Plan, and (iii) no increase in benefits under any Mutual Pension Plan as a result of plan amendments or changes in applicable Law, any of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual. Neither any Mutual Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any Mutual Company, or the single-employer plan of any entity which is considered one employer with Mutual under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (a "Mutual ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived). All contributions with respect to a Mutual Pension Plan or any single-employer plan of an Mutual ERISA Affiliate have or will be timely made and there is no lien or expected to be a lien under Internal Revenue Code Section 412(n) or ERISA
Section 302(f) or Tax under Internal Revenue Code Section 4971. No Mutual Company has provided, or is required to provide, security to an Mutual Pension Plan or to any single-employer plan of an Mutual ERISA Affiliate pursuant to
Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by Mutual, except to the extent any failure would not have a Material Adverse Effect on Mutual.



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



                  (f) No Liability under Title IV of ERISA has been or is expected to be incurred by any Mutual Company with respect to any defined benefit plan currently or formerly maintained by any of them or by any Mutual ERISA Affiliate that has not been satisfied in full (other than Liability for Pension Benefit Guaranty Corporation premiums, which have been paid when due) except to the extent any failure would not have a Material Adverse Effect on Mutual.

                  (g) Except as set forth in Section 5.13(g) of the Mutual Disclosure Memorandum, no Mutual Company has any obligations for retiree health and retiree life benefits under any of the Mutual Benefit Plans other than with respect to benefit coverage mandated by applicable Law.

                  (h) Except as set forth in Section 5.13(h) of the Mutual Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will, by themselves,
(i) result in any payment (including, without limitation, severance, golden parachute, or otherwise) becoming due to any director or any employee of any Mutual Company from any Mutual Company under any Mutual Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Mutual Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

         5.14 MATERIAL CONTRACTS. Except as set forth in Section 5.14 of the Mutual Disclosure Memorandum, none of the Mutual Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any Mutual Company or the guarantee by any Mutual Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Mutual with the SEC as of the date of this Agreement that has not been filed as an exhibit to Mutual's Form 10-K filed for the fiscal year ended December 31, 1997, or in another SEC Document (together with all Contracts referred to in Sections
5.9 and 5.13(a) of this Agreement, the "Mutual Contracts"). With respect to each Mutual Contract: (i) the Contract is in full force and effect; (ii) no Mutual Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual; (iii) no Mutual Company has repudiated or waived any Material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Mutual, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual, or has repudiated or waived any Material provision thereunder.

         5.15  LEGAL PROCEEDINGS.

                  (a) There is no Litigation instituted or pending, or, to the Knowledge of Mutual, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome to any Mutual Company) against any Mutual Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Mutual Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual.



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



                  (b) Section 5.15(b) of the Mutual Disclosure Memorandum includes a summary report of all Litigation as of the date of this Agreement to which any Mutual Company is a party and which names a Mutual Company as a defendant or cross-defendant and where the maximum exposure is estimated to be $50,000 or more.

         5.16 REPORTS. Since January 1, 1994, or the date of organization if later, each Mutual Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Mutual. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.

         5.17 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any Mutual Company regarding Mutual for inclusion in the Registration Statement to be filed by UPC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Mutual Company for inclusion in the Proxy Statement to be mailed to Mutual's stockholders in connection with the Stockholders' Meeting will, when first mailed to the stockholders of Mutual, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated therein or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any Mutual Company is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

         5.18 TAX AND REGULATORY MATTERS. No Mutual Company has taken or agreed to take any action, and Mutual has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

         5.19 STATE TAKEOVER LAWS. Each Mutual Company has taken all necessary action to exempt the transactions contemplated by this Agreement and the Plan of Merger from any applicable "moratorium," "control share," "fair price," "business combination," or other anti-takeover laws and regulations (collectively, "Takeover Laws").

         5.20 CHARTER PROVISIONS. Except as set forth in Section 5.2(a) of the Mutual Disclosure Memorandum, each Mutual Company has taken all action so that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated by this Agreement and the Plan of Merger do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, Bylaws, or other governing instruments of any Mutual Company or restrict or impair the ability of UPC or any of its Subsidiaries to


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



vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Mutual Company that may be directly or indirectly acquired or controlled by it.

         5.21 RIGHTS AGREEMENT. Mutual is not a party to any rights agreement or rights plan as a result of which any Person has or may acquire Rights with respect to Mutual Capital Stock.

         5.22 DERIVATIVES. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for Mutual's own account, or for the account of one or more of the Mutual Subsidiaries or their customers, were entered into
(i) in accordance with prudent business practices and all applicable Laws and
(ii) with counterparties believed to be financially responsible.

         5.23 YEAR 2000. Mutual has disclosed to UPC a complete and accurate copy of Mutual's plan, including an estimate of the anticipated associated costs, for implementing modifications to Mutual's hardware, software, and computer systems, chips, and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, Mutual shall endeavor to continue its efforts to implement such plan.


                                    ARTICLE 6

                      REPRESENTATIONS AND WARRANTIES OF UPC

                  UPC hereby represents and warrants to Mutual as follows:

         6.1 ORGANIZATION, STANDING, AND POWER. UPC is a corporation duly organized and validly existing under the Laws of the State of Tennessee, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Material Assets. UPC is duly qualified or licensed to transact business as a foreign corporation in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

         6.2  AUTHORITY; NO BREACH BY AGREEMENT.

                  (a) UPC has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of UPC. This Agreement represents a legal, valid, and binding obligation of UPC, enforceable against UPC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                  (b) Neither the execution and delivery of this Agreement by UPC, nor the consummation by UPC of the transactions contemplated hereby, nor compliance by UPC with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of UPC's Restated


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



Charter or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any UPC Company under, any Contract or Permit of any UPC Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any UPC Company or any of their respective Material Assets.

                  (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by UPC of the Merger and the other transactions contemplated in this Agreement.

         6.3 CAPITAL STOCK. The authorized capital stock of UPC consists of (i) 300,000,000 shares of UPC Common Stock as of the date of this Agreement, of which 84,970,899 shares are issued and outstanding as of May 31, 1998 and (ii) 10,000,000 shares of UPC Preferred Stock, of which 1,156,231 shares of UPC Series E Preferred Stock were issued and outstanding as of May 31, 1998. All of the issued and outstanding shares of UPC Capital Stock are, and all of the shares of UPC Common Stock to be issued in exchange for shares of Mutual Common Stock upon consummation of the Merger when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the TBCA. None of the outstanding shares of UPC Capital Stock has been, and none of the shares of UPC Common Stock to be issued in exchange for shares of Mutual Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of UPC.

         6.4 UPC SUBSIDIARIES. Except with respect to Capital Factors, Inc. or as otherwise disclosed in the UPC SEC Reports, UPC or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each UPC Subsidiary. No equity securities of any UPC Subsidiary are or may become required to be issued (other than to another UPC Company) by reason of any Rights, and there are no Contracts by which any UPC Subsidiary is bound to issue (other than to another UPC Company) additional shares of its capital stock or Rights or by which any UPC Company is or may be bound to transfer any shares of the capital stock of any UPC Subsidiary (other than to another UPC Company). There are no Contracts relating to the rights of any UPC Company to vote or to dispose of any shares of the capital stock of any UPC Subsidiary. All of the shares of capital stock of each UPC Subsidiary held by a UPC Company are duly authorized, validly issued, fully paid and, except as provided in statutes pursuant to which depository institution Subsidiaries are organized, nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the UPC Company free and clear of any Lien. Each UPC Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to national banking associations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each UPC Subsidiary is duly qualified or licensed to transact business as a foreign corporation in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not


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



reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. Each UPC Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

         6.5  SEC FILINGS; FINANCIAL STATEMENTS.

                  (a) UPC has filed and made available to Mutual all forms, reports, and documents required to be filed by UPC with the SEC since December 31, 1993 (collectively, the "UPC SEC Reports"). The UPC SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such latter filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such UPC SEC Reports or necessary in order to make the statements in such UPC SEC Reports, in light of the circumstances under which they were made, not misleading. Except for UPC Subsidiaries that are registered as a broker, dealer, or investment advisor or filings required due to fiduciary holdings of the UPC Subsidiaries, none of UPC Subsidiaries is required to file any forms, reports, or other documents with the SEC.

                  (b) Each of the UPC Financial Statements (including, in each case, any related notes) contained in the UPC SEC Reports, including any UPC SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all Material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented or will fairly present in all Material respects the consolidated financial position of UPC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be Material in amount or effect.

         6.6 ABSENCE OF UNDISCLOSED LIABILITIES. No UPC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, except Liabilities which are accrued or reserved against in the consolidated balance sheets of UPC as of March 31, 1998, included in the UPC Financial Statements or reflected in the notes thereto and except for Liabilities incurred in the ordinary course of business subsequent to March 31, 1998. No UPC Company has incurred or paid any Liability since March 31, 1998, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

         6.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since March 31, 1998, except as disclosed in the UPC Financial Statements delivered prior to the date of this Agreement, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC and (ii) the UPC Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).



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



         6.8  TAX MATTERS.

                  (a) All Tax Returns required to be filed by or on behalf of any of the UPC Companies have been timely filed, or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and, to the Knowledge of UPC, all Tax Returns filed are complete and accurate in all Material respects. All Tax Returns for periods ending on or before the date of the most recent fiscal year end immediately preceding the Effective Time will be timely filed or requests for extensions will be timely filed. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on UPC, except to the extent reserved against in the UPC Financial Statements dated prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                  (b) None of the UPC Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                  (c) Adequate provision for any Taxes due or to become due for any of the UPC Companies for the period or periods through and including the date of the respective UPC Financial Statements has been made and is reflected on such UPC Financial Statements.

                  (d) Each of the UPC Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                  (e) None of the UPC Companies has made any payments, is obligated to make any payments, or is a party to any contract, agreement, or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

                  (f) There are no Material Liens with respect to Taxes upon any of the Assets of the UPC Companies.

                  (g) No UPC Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

         6.9 ASSETS. The UPC Companies have good and marketable title, free and clear of all Liens, to all of their respective Assets, except where the failure to have such good and marketable title is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. All Material tangible properties used in the businesses of the UPC Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with UPC's past practices. All Assets which are Material to UPC's business on a consolidated basis, held under leases or subleases by any of the UPC Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting


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



the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The UPC Companies currently maintain insurance sufficient in amounts, scope, and coverage reasonably necessary for their operations. None of the UPC Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the UPC Companies include all Assets required to operate the business of the UPC Companies as presently conducted.

         6.10  ENVIRONMENTAL MATTERS.

                  (a) To the Knowledge of UPC, each UPC Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except those violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                  (b) There is no Litigation pending or, to the Knowledge of UPC, threatened before any court, governmental agency, or authority, or other forum in which any UPC Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a site owned, leased, or operated by any UPC Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                  (c) There is no Litigation pending or, to the Knowledge of UPC, threatened before any court, governmental agency, or board, or other forum in which any of its Loan Properties (or UPC in respect of such Loan Property) has been or, with respect to threatened Litigation, may reasonably be expected to be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                  (d) To the Knowledge of UPC, there is no reasonable basis for any Litigation of a type described in subsections (b) or (c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                  (e) To the Knowledge of UPC, during the period of (i) any UPC Company's ownership or operation of any of their respective current properties, (ii) any UPC Company's participation in the management of any Participation Facility, or (iii) any UPC Company's holding of a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. To the Knowledge of UPC, prior to the period of
(i) any UPC Company's ownership or operation of any of their respective current properties, (ii) any UPC Company's participation in the management of any Participation Facility, or (iii) any UPC Company's holding of a security interest in a Loan Property, to the Knowledge of UPC, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility, or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

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



         6.11 COMPLIANCE WITH LAWS. UPC is duly registered as a bank holding company under the BHC Act. Each UPC Company has in effect all Permits necessary for it to own, lease, or operate its Material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. None of the UPC Companies:

                  (a) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC; and

                  (b) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any UPC Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, or (iii) requiring any UPC Company (x) to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

         6.12 LABOR RELATIONS. No UPC Company is the subject of any Litigation asserting that it or any other UPC Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other UPC Company to bargain with any labor organization as to wages or conditions of employment, nor is any UPC Company a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving any UPC Company, pending or, to the Knowledge of UPC, threatened, or to the Knowledge of UPC, is there any activity involving any UPC Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

         6.13 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of UPC, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome to any UPC Company) against any UPC Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any UPC Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

         6.14 REPORTS. Since January 1, 1994, or the date of organization if later, each UPC Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Regulatory Authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all Material respects with all applicable Laws.


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



         6.15 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any UPC Company regarding UPC for inclusion in the Registration Statement to be filed by UPC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or contain any untrue statement of a Material fact, or omit to state any Material fact required to be stated thereunder or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any UPC Company for inclusion in the Proxy Statement to be mailed to Mutual's stockholders in connection with the Stockholders' Meeting, will, when first mailed to the stockholders of Mutual, be false or misleading with respect to any Material fact, or contain any misstatement of Material fact, or omit to state any Material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Stockholders' Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact required to be stated therein or necessary to correct any Material statement in any earlier communication with respect to the solicitation of any proxy for the Stockholders' Meeting. All documents that any UPC Company is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

         6.16 TAX AND REGULATORY MATTERS. No UPC Company or any Affiliate thereof has taken or agreed to take any action, and UPC has no Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

         6.17 EMPLOYEE BENEFIT PLANS. All UPC Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. For purposes of this Agreement, the term "UPC Plan" means each bonus, incentive compensation, severance pay, medical or other insurance program, retirement plan, or other employee benefit plan program, agreement, or arrangement sponsored, maintained, or contributed to by UPC or any trade or business, whether or not incorporated, that together with UPC or any of its Subsidiaries would be deemed a "single employer" under Section 4001 of ERISA or Section 414 of the Internal Revenue Code (a "UPC ERISA Affiliate") or under which UPC or any UPC ERISA Affiliate has any Liability or obligation. No Liability under Title IV of ERISA has been incurred by UPC or any UPC ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a Material risk to UPC or any UPC ERISA Affiliate of incurring any such Liability. With respect to any UPC Plan that is subject to Title IV of ERISA, full payment has been made, or will be made in accordance with Section 404(a)(6) of the Internal Revenue Code, of all amounts that UPC or any UPC ERISA Affiliate is required to pay under Section 412 of the Internal Revenue Code or under the terms of the UPC Plans, and no accumulated funding deficiency (within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, whether or not waived) exists with respect to any UPC Plan. There are no Material actions, suits, or claims pending, or, to the Knowledge of UPC, threatened or anticipated relating to any UPC Plan. There has been no Material adverse change in the financial position or funded status of any UPC Plan that is subject to Title IV of ERISA since the date of the information relating to the financial position and funded status of each such plan contained in the most recent Annual Report on Form 10-K filed by UPC with the SEC.


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         6.18 DERIVATIVES. All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for UPC's own account, or for the account of one or more of the UPC Subsidiaries or their customers, were entered into (i) in accordance with prudent business practices and all applicable Laws and (ii) with counterparties believed to be financially responsible.

         6.19 YEAR 2000. UPC has disclosed to Mutual a complete and accurate copy of UPC's plan, including an estimate of the anticipated associated costs, for implementing modifications to UPC's hardware, software, and computer systems, chips, and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, UPC shall endeavor to continue its efforts to implement such plan.


                                    ARTICLE 7

                    CONDUCT OF BUSINESS PENDING CONSUMMATION


         7.1 AFFIRMATIVE COVENANTS OF BOTH PARTIES. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly contemplated herein, each Party shall and shall cause each of its Subsidiaries to (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use its reasonable efforts to maintain its current employee relationships, and (iv) take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement, or (b) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement; provided that in the case of UPC, the provisions of this Section 7.1 (other than the provisions of clause (iv) above) shall not be deemed to preclude UPC from continuing to implement its program of acquiring unaffiliated depository and nondepository institutions.


         7.2 NEGATIVE COVENANTS OF MUTUAL. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Mutual covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer or chief financial officer of UPC, which consent shall not be unreasonably withheld:

                  (a) except for the Savings Bank Charter Amendment, amend the Certificate of Incorporation, Bylaws, or other governing instruments of any Mutual Company, or

                  (b) incur, guarantee, or otherwise become responsible for, any additional debt obligation or other obligation for borrowed money (other than indebtedness of an Mutual Company to another Mutual Company) in excess of an aggregate of $50,000 (for the Mutual Companies on a consolidated basis), except in the ordinary course of the business consistent with past practices (which shall include, for Mutual Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any Mutual Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of

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



business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Mutual Disclosure Memorandum or incurred in the ordinary course of business consistent with past practices); or

                  (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any Mutual Company, or declare or pay any dividend or make any other distribution in respect of Mutual's capital stock, provided that Mutual may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay regular quarterly cash dividends on the shares of Mutual Common Stock at a rate of $.08 per share, with usual and regular record and payment dates in accordance with past practice as disclosed in Section 7.2(c) of the Mutual Disclosure Memorandum and such dates may not be changed without the prior written consent of UPC; provided, that, notwithstanding the provisions of Section 1.3 of this Agreement, the Parties shall cooperate in selecting the Effective Time to ensure that, with respect to the quarterly period in which the Effective Time occurs, the holders of Mutual Common Stock do not receive both a dividend in respect of their Mutual Common Stock and a dividend in respect of UPC Common Stock or fail to receive any dividend; or

                  (d) except for this Agreement, or pursuant to the Stock Option Agreement or pursuant to the exercise of Rights outstanding as of the date of this Agreement and pursuant to the terms thereof in existence on the date of this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Mutual Common Stock or any other capital stock of any Mutual Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                  (e) adjust, split, combine, or reclassify any capital stock of any Mutual Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Mutual Common Stock, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Mutual Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Mutual Company) or (ii) any Asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration; or

                  (f) except for purchases of investment securities acquired in the ordinary course of business consistent with past practice, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned Mutual Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

                  (g) except as permitted by this Agreement, grant any increase in compensation or benefits to the employees or officers of any Mutual Company, except in accordance with the ordinary course of business consistent with past practice or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement; enter into or amend any severance agreements with officers of any Mutual Company; grant any Material increase in fees or other increases in compensation or other benefits to directors of any Mutual Company except in accordance with the ordinary course of

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business consistent with past practice; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits; or

                  (h) enter into or amend any employment Contract between any Mutual Company and any Person (unless such amendment is required by Law or a pre-existing contractual obligation) that the Mutual Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

                  (i) adopt any new employee benefit plan of any Mutual Company or make any Material change in or to any existing employee benefit plans of any Mutual Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

                  (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                  (k) commence any Litigation other than as necessary for the prudent operation of its business or settle any Litigation involving any Liability of any Mutual Company for Material money damages or restrictions upon the operations of any Mutual Company; or

                  (l) except in the ordinary course of business, modify, amend, or terminate any Material Contract or waive, release, compromise, or assign any Material rights or claims.

         7.3 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a Material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

         7.4 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in stockholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not Material). As of their respective dates, such reports filed with the SEC will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.



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                                    ARTICLE 8

                              ADDITIONAL AGREEMENTS

         8.1  REGISTRATION STATEMENT; PROXY STATEMENT; STOCKHOLDER APPROVAL.
As soon as reasonably practicable after execution of this Agreement, UPC shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of UPC Common Stock upon consummation of the Merger. Prior to the filing of the Registration Statement, UPC shall provide Mutual and its counsel copies thereof. Mutual shall furnish all information concerning it and the holders of its capital stock as UPC may reasonably request in connection with such action. Mutual shall call a Stockholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of (i) this Agreement and the Plan of Merger and (ii) such other related matters as it deems appropriate. In connection with the Stockholders' Meeting, (i) Mutual shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to Mutual's stockholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of Mutual shall recommend to Mutual's stockholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of Mutual shall use their reasonable efforts to obtain such stockholders' approvals, provided that Mutual may withdraw, modify, or change in an adverse manner to UPC its recommendations if the Board of Directors of Mutual, after having consulted with and based upon the advice of outside counsel, determines in good faith that the failure to so withdraw, modify, or change its recommendation could constitute a breach of the fiduciary duties of Mutual's Board of Directors under applicable Law. In addition, nothing in this Section
8.1 or elsewhere in this Agreement shall prohibit accurate disclosure by either Party of information that is required to be disclosed in the Registration Statement or the Proxy Statement or in any other document required to be filed with the SEC (including, without limitation, a Solicitation/Recommendation Statement on Schedule 14D-9 under the 1934 Act) or otherwise required to be publicly disclosed by applicable Law or regulations or rules of the NYSE or the NASD.

         8.2 EXCHANGE LISTING. UPC shall use its reasonable efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of UPC Common Stock to be issued to the holders of Mutual Common Stock pursuant to the Merger.

         8.3 APPLICATIONS. UPC shall promptly prepare and file, and Mutual shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. Prior to each filing, UPC shall provide Mutual and its counsel with copies of such applications.

         8.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, UPC shall cause UPHC to execute and file the Certificate of Merger with the Secretary of State of the State of Delaware and the Articles of Merger with the Secretary of State of the State of Tennessee.

         8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated

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by this Agreement, including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

         8.6  INVESTIGATION AND CONFIDENTIALITY.

                  (a) Prior to the Effective Time, each Party shall keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

                  (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

                  (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

                  (d) Neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty, or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

         8.7 PRESS RELEASES. Prior to the Effective Time, UPC and Mutual shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

         8.8 CERTAIN ACTIONS. Except with respect to this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby, no Mutual Company nor any Affiliate thereof nor any Representatives thereof retained by any Mutual Company shall directly or indirectly solicit or engage in negotiations concerning any Acquisition Proposal, or provide any confidential information or assistance to, or have any discussions with, any Person with respect to an Acquisition Proposal. Notwithstanding the foregoing, Mutual may, and may authorize and permit

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its Representatives to, provide Persons with confidential information, have discussions or negotiations with, or otherwise facilitate an effort or attempt by such Person to make or implement an Acquisition Proposal not solicited in violation of this Agreement if Mutual's Board of Directors, after having consulted with, and based upon the advice of, outside counsel, determines in good faith that the failure to take such actions could constitute a breach of the fiduciary duties of Mutual's Board of Directors under applicable Law; provided, that Mutual shall promptly advise UPC following the receipt of any Acquisition Proposal and the Material details thereof; and, provided further, that prior to delivery of confidential information relating to Mutual or access to Mutual's books, records, or properties in connection therewith, the other Person shall have entered into a confidentiality agreement substantially similar to the Confidentiality Agreement previously entered into between Mutual and UPC. Nothing contained in this Section 8.8 shall prohibit the Board of Directors of Mutual from complying with Rule 14e-2, promulgated under the 1934 Act. Mutual shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing and (ii) direct and use its reasonable efforts to cause of all its Representatives not to engage in any of the foregoing.

         8.9 TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

         8.10 STATE TAKEOVER LAWS. Each Mutual Company shall take all necessary steps to exempt the transactions contemplated by this Agreement and the Plan of Merger from, or if necessary, challenge the validity or applicability of, any applicable Takeover Laws.

         8.11 CHARTER PROVISIONS. Each Mutual Company shall take all necessary action to ensure that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any Person under the Certificate of Incorporation, Bylaws, or other governing instruments of any Mutual Company or restrict or impair the ability of UPC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a stockholder with respect to, shares of any Mutual Company that may be directly or indirectly acquired or controlled by it. Prior to the Closing, Mutual shall cause the charter of First Mutual Bank, S.B. to be amended to delete the provisions of Section 8.A thereof (the "Savings Bank Charter Amendment").

         8.12 AGREEMENT OF AFFILIATES. Mutual has disclosed in Section 8.12 of the Mutual Disclosure Memorandum each Person whom it reasonably believes may be deemed an "affiliate" of Mutual for purposes of Rule 145 under the 1933 Act. Mutual shall use its reasonable efforts to cause each such Person to deliver to UPC not later than 30 days prior to the Effective Time, a written agreement, in substantially the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Mutual Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of UPC Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder (and UPC shall be entitled to place restrictive legends upon certificates for shares of UPC Common Stock issued to affiliates of Mutual pursuant to this Agreement to enforce the provisions of this Section 8.12). UPC shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of UPC Common Stock by such affiliates.

         8.13 EMPLOYEE BENEFITS AND CONTRACTS. Following the Effective Time, but in no event earlier than the consolidation of Mutual's depository institution Subsidiaries with UPC's

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depository institution Subsidiaries, UPC shall provide to officers and employees of the Mutual Companies (the "Continuing Employees"), employee benefits under employee benefit plans on terms and conditions which when taken as a whole are substantially similar to those currently provided by the UPC Companies to their similarly situated officers and employees. For purposes of participation, vesting, and benefit accruals (but not accrual of benefits under UPC's tax-qualified retirement plans) under such employee benefit plans, (i) service under any qualified defined benefit or contribution plans of Mutual shall be treated as service under UPC's qualified defined benefit or contribution plans and (ii) service under any other employee benefit plans of Mutual shall be treated as service under any similar employee benefit plans maintained by UPC. UPC shall cause the UPC welfare benefit plans that cover the Continuing
Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the Continuing Employees under Mutual's welfare benefit plans to be credited to such Continuing Employees under the UPC welfare benefit plans, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by the Continuing Employees under the UPC welfare benefit plans. Prior to the commencement of the Continuing Employee's participation in the UPC employee benefit plans and programs, the benefit coverage of, and participation in benefit plans by, the Continuing Employees shall continue under the Mutual Benefit Plans, as in effect immediately prior to the Effective Time. During such transition period, the coverage under and participation in the Mutual Benefit Plans shall be deemed to provide the Continuing Employees with benefits that are no less favorable than those offered to other employees of UPC and its Subsidiaries. Except as expressly provided in the Supplemental Letter, UPC also shall cause Mutual and its Subsidiaries to honor all employment, severance, consulting, and other compensation Contracts disclosed in Section 8.13 of the Mutual Disclosure Memorandum to UPC between any Mutual Company and any current or former director, officer, independent contractor, or employee thereof, and all provisions of the Mutual Benefit Plans.

         8.14  INDEMNIFICATION.

                  (a) After the Effective Time, UPC shall indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of Mutual or any of Mutual's Subsidiaries (each, a "Indemnified Party") (including any person who becomes a director, officer, employee, or agent prior to the Effective Time) against all Liabilities (including reasonable attorneys' fees, and expenses, judgments, fines and amounts paid in settlement) arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement and the Stock Option Agreement) to the full extent permitted under Delaware Law and by Mutual's Certificate of Incorporation and Bylaws, as in effect on the date hereof, and any indemnity agreements entered into prior to the date of this Agreement by any of the Mutual Companies and any director, officer, employee, or agent of any of the Mutual Companies, including, without limitation, provisions relating to advances of expenses incurred in the defense of any Litigation, and as provided in Section 8.14(a) of the Mutual Disclosure Memorandum. Without limiting the foregoing, in any case in which approval by UPC is required to effectuate any indemnification, UPC shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between UPC and the Indemnified Party.

                  (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify UPC thereof, provided that the failure so to notify shall not affect the obligations of UPC under this
Section 8.14 unless and to the extent such failure materially increases UPC's Liability under this Section 8.14. In the event of any such Litigation (whether arising before or after the Effective Time), (i) UPC or the Surviving Corporation shall have the right to assume the defense thereof and

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UPC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if UPC or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between UPC or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and UPC or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that UPC shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) UPC shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                  (c) The Surviving Corporation shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld.

                  (d) If either UPC or the Surviving Corporation or any of their respective successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of either UPC or the Surviving Corporation shall assume the obligations set forth in this Section 8.14.

                  (e) UPC shall pay all reasonable costs, including attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 8.14.

                  (f) The provisions of this Section 8.14 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs or representatives.

         8.15 CERTAIN MODIFICATIONS. UPC and Mutual shall consult with each other with respect to their loan, litigation, and real estate valuation policies and practices (including loan classifications and levels of reserves) and Mutual shall make such modifications or changes to its policies and practices, if any, prior to the Effective Time, as may be mutually agreed upon. UPC and Mutual also shall consult with each other with respect to the character, amount, and timing of restructuring and Merger-related expense charges to be taken by each of the Parties in connection with the transactions contemplated by this Agreement and shall take such charges in accordance with GAAP as may be mutually agreed upon by the Parties. Neither Party's representations, warranties, and covenants contained in this Agreement shall be deemed to be inaccurate or breached in any respect as a consequence of any modifications or charges undertaken solely on account of this Section 8.15.


                                    ARTICLE 9

                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

         9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and the Plan of Merger and to consummate the Merger and

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the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

                  (a) STOCKHOLDER APPROVALS. The stockholders of Mutual shall have approved this Agreement and the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger, as and to the extent required by Law and by the provisions of any governing instruments.

                  (b) REGULATORY APPROVALS. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (excluding requirements relating to the raising of additional capital or the disposition of Assets or deposits) which in the reasonable good faith judgment of the Board of Directors of UPC would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

                  (c) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

                  (d) LEGAL PROCEEDINGS. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

                  (e) REGISTRATION STATEMENT. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of UPC Common Stock issuable pursuant to the Merger shall have been received.

                  (f) EXCHANGE LISTING. The shares of UPC Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

                  (g) TAX MATTERS. Mutual and UPC shall have received a written opinion from Wyatt, Tarrant & Combs in each case in a form reasonably satisfactory to such Party (the "Tax Opinions"), dated the date of the Effective Time, substantially to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) no gain or loss will be recognized by holders of Mutual Common Stock who exchange all of their Mutual Common Stock solely for UPC Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in UPC Common Stock), (iii) the tax basis of the UPC Common Stock received by holders of Mutual Common Stock who exchange all of their Mutual Common Stock solely for UPC Common Stock in the Merger will be the same as the tax basis of the Mutual Common Stock surrendered in exchange for the UPC Common Stock (reduced by an amount allocable to a fractional share interest in UPC Common Stock for which cash is

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



received), and (iv) the holding period of the UPC Common Stock received by holders who exchange all of their Mutual Common Stock solely for UPC Common Stock in the Merger will be the same as the holding period of the Mutual Common Stock surrendered in exchange therefor, provided that such Mutual Common Stock is held as a capital asset at the Effective Time. In rendering such Tax Opinions, such counsel shall be entitled to rely upon representations of officers of Mutual and UPC reasonably satisfactory in form and substance to such counsel.

         9.2 CONDITIONS TO OBLIGATIONS OF UPC. The obligations of UPC to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by UPC pursuant to Section 11.6(a) of this Agreement:

                  (a)      REPRESENTATIONS AND WARRANTIES. For purposes of this
Section 9.2(a), the accuracy of the representations and warranties of Mutual set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Mutual set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of Mutual set forth in Sections 5.18, 5.19, 5.20, and 5.21 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of Mutual set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.18, 5.19, 5.20, and 5.21) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on Mutual; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material, "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of Mutual or to a matter being "known" by Mutual shall be deemed not to include such qualifications.

                  (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of Mutual to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

                  (c) CERTIFICATES. Mutual shall have delivered to UPC (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied and
(ii) certified copies of resolutions duly adopted by Mutual's Board of Directors and stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, all in such reasonable detail as UPC and its counsel shall request.

                  (d) AFFILIATE AGREEMENTS. UPC shall have received from each affiliate of Mutual the affiliates agreement referred to in Section 8.12 of this Agreement.

         9.3 CONDITIONS TO OBLIGATIONS OF MUTUAL. The obligations of Mutual to perform this Agreement and the Plan of Merger and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Mutual pursuant to Section 11.6(b) of this Agreement:


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



                  (a)      REPRESENTATIONS AND WARRANTIES. For purposes of this
Section 9.3(a), the accuracy of the representations and warranties of UPC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of UPC set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimis in amount). The representations and warranties of UPC set forth in Section 6.16 of this Agreement shall be true and correct in all Material respects. There shall not exist inaccuracies in the representations and warranties of UPC set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.16) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on UPC; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material," "Material," "Material Adverse Effect," or variations thereof, or to the "Knowledge" of UPC or to a matter being "known" by UPC shall be deemed not to include such qualifications.

                  (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of UPC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

                  (c) CERTIFICATES. UPC shall have delivered to Mutual (i) a certificate, dated as of the Effective Time and signed on its behalf by its duly authorized officers, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied and
(ii) certified copies of resolutions duly adopted by UPC's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, all in such reasonable detail as Mutual and its counsel shall request.

                  (d) FAIRNESS OPINION. Mutual shall have received an opinion from Robert W. Baird & Co. Incorporated to the effect that the Merger is fair to shareholders of Mutual from a financial point of view dated the date of the Proxy Statement.


                                   ARTICLE 10

                                   TERMINATION

         10.1 TERMINATION. Notwithstanding any other provision of this Agreement and the Plan of Merger, and notwithstanding the approval of this Agreement by the stockholders of Mutual or UPC, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                  (a) By mutual consent of the Board of Directors of UPC and the Board of Directors of Mutual; or

                  (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
Section 9.2(a) of this Agreement in the case of Mutual and Section 9.3(a) of this Agreement in the case of UPC or in Material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured

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within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in
Section 9.2(a) of this Agreement in the case of Mutual and Section 9.3(a) of this Agreement in the case of UPC; or

                  (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
Section 9.2(a) of this Agreement in the case of Mutual and Section 9.3(a) in the case of UPC) in the event of a Material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                  (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the stockholders of Mutual fail to vote their approval of the matters submitted for the approval by such stockholders at the Stockholders' Meeting where the transactions were presented to such stockholders for approval and voted upon; or

                  (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by March 31, 1999, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

                  (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in
Section 9.2(a) of this Agreement in the case of Mutual and Section 9.3(a) of this Agreement in the case of UPC or in Material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement;

         10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement, the Plan of Merger, and the Supplemental Letter shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. The Stock Option Agreement shall be governed by its own terms.

         10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.12, 8.13 and 8.14 of this Agreement and the Supplemental Letter.



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                                   ARTICLE 11

                                  MISCELLANEOUS

         11.1  DEFINITIONS.

                  (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                  "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or Assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the Assets of, such Party or any of its Subsidiaries.

                  "Affiliate" of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

                  "Agreement" shall mean this Agreement and Plan of Reorganization, including the Exhibits hereto (except the Stock Option Agreement) delivered pursuant hereto and incorporated herein by reference.

                  "Articles of Merger" shall mean the Articles of Merger to be executed by UPHC and filed with the Secretary of State of the State of Tennessee relating to the Merger as contemplated by Sections 1.1 and 1.3 of this Agreement.

                  "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

                  "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

                  "Certificate of Merger" shall mean the Certificate of Merger to be executed by UPHC and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1 and 1.3 of this Agreement.

                  "Confidentiality Agreements" shall mean those certain Confidentiality Agreements, entered into prior to the date of this Agreement, between Mutual and UPC.

                  "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

                  "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

                  "DGCL" shall mean the Delaware General Corporation Law.


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                  "Default" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

                  "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                  "Exhibits" 1 through 3, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

                  "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

                  "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

                  "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

                  "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended.

                  "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, general counsel, or any executive vice president of such Person.

                  "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

                  "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

                  "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for property Taxes not yet due and payable and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business.

                  "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

                  "Loan Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                  "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

                  "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a Material adverse impact on (i) the financial condition, results of operations, or business of such Party and its Subsidiaries, taken as a whole or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (d) the Merger and compliance with the provisions of this Agreement (including the expense associated with the vesting of benefits under the various employee or other benefit plans of Mutual as a result of the Merger constituting a change of control) on the operating performance of the Parties.

                  "Mutual Capital Stock" shall mean Mutual Common Stock and Mutual Preferred Stock.

                  "Mutual Common Stock" shall mean the $.10 par value common stock of Mutual.

                  "Mutual Companies" shall mean, collectively, Mutual and all Mutual Subsidiaries.

                  "Mutual Disclosure Memorandum" shall mean the written information entitled "Mutual Disclosure Memorandum" delivered prior to the execution of this Agreement to UPC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section or subsection of this Agreement under which such disclosure is being made.

                  "Mutual Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of Mutual as of December 31, 1997, 1996 and 1995, and the related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1997, 1996 and 1995, as filed by Mutual in SEC Documents and (ii) the consolidated statements of condition of Mutual (including related notes and schedules, if any) and related statements of income, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1997.

                  "Mutual Preferred Stock" shall mean the $.10 par value preferred stock of Mutual.

                  "Mutual Stock Plans" shall mean the existing stock option and other stock-based compensation plans of Mutual.

                  "Mutual Subsidiaries" shall mean the Subsidiaries of Mutual, which shall include the Mutual Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Mutual in the future and owned by Mutual at the Effective Time.

                  "NASD" shall mean the National Association of Securities Dealers, Inc.

                  "NYSE" shall mean the New York Stock Exchange, Inc.

                  "1933 Act" shall mean the Securities Act of 1933, as amended.

                  "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

                  "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

                  "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management (including, but not limited to, participating in a fiduciary capacity) and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

                  "Party" shall mean either Mutual or UPC, and "Parties" shall mean both Mutual and UPC.

                  "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

                  "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

                  "Plan of Merger" shall mean the plan of merger providing for the Merger, in substantially the form of Exhibit 2.

                  "Proxy Statement" shall mean the proxy statement used by Mutual to solicit the approval of its stockholders of the transactions contemplated by this Agreement, which shall include the prospectus of UPC relating to the issuance of the UPC Common Stock to holders of Mutual Common Stock.

                  "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by UPC under the 1933 Act with respect to the shares of UPC Common Stock to be issued to the stockholders of Mutual in connection with the transactions contemplated by this Agreement.

                  "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, the NYSE and the SEC.

                  "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

                  "Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

                  "SEC" shall mean the United States Securities and Exchange Commission.

                  "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

                  "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

                  "Stock Option Agreement" shall mean the stock option agreement by and between Mutual and UPC, in substantially the form of Exhibit 1.

                  "Stockholders' Meeting" shall mean the meeting of the stockholders of Mutual to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

                  "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                  "Supplemental Letter" shall mean the supplemental letter of even date herewith between the Parties relating to certain understandings and agreements in addition to those included in this Agreement.

                  "Surviving Corporation" shall mean UPHC as the surviving corporation resulting from the Merger.

                  "Tax" or "Taxes" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, including any interest, penalties, or additions thereto.

                  "Taxable Period" shall mean any period prescribed by any governmental authority, including the United States or any state, local, or foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

                  "Tax Return" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

                  "TBCA" shall mean the Tennessee Business Corporation Act.

                  "UPC Capital Stock" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock and any other class or series of capital stock of UPC.

                  "UPC Common Stock" shall mean the $5.00 par value common stock of UPC.

                  "UPC Companies" shall mean, collectively, UPC and all UPC Subsidiaries.

                  "UPC Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of UPC as of December 31, 1997 and 1996, and the related statements of earnings, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1997, 1996 and 1995, as filed by UPC in SEC Documents and (ii) the consolidated balance sheets of UPC (including related notes and schedules, if any) and related statements of earnings, changes in stockholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1997.

                  "UPC Preferred Stock" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock and (ii) Series E 8% Cumulative, Convertible Preferred Stock, of UPC ("UPC Series E Preferred Stock").

                  "UPC Rights" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

                  "UPC Rights Agreement" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and Union Planters Bank, National Association, as Rights Agent.

                  "UPC Subsidiaries" shall mean the Subsidiaries of UPC and any corporation, bank, or other organization acquired as a Subsidiary of UPC in the future and owned by UPC at the Effective Time.

                  "UPHC" shall mean the wholly-owned subsidiary of UPC organized under the Laws of the State of Tennessee.

                  "UPHC Common Stock" shall mean the $1.00 par value common stock of UPHC.

                  (b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

                  Mutual Benefit Plans                        Section 5.13(a)
                  Mutual Contracts                            Section 5.14
                  Mutual ERISA Affiliate                      Section 5.13(e)
                  Mutual ERISA Plan                           Section 5.13(a)
                  Mutual Rights                               Section 3.5(a)
                  Mutual Pension Plan                         Section 5.13(a)
                  Mutual SEC Reports                          Section 5.5(a)
                  Closing                                     Section 1.2
                  Effective Time                              Section 1.3
                  Exchange Agent                              Section 4.1
                  Exchange Ratio                              Section 3.1(c)
                  Indemnified Party                           Section 8.14
                  Merger                                      Section 1.1
                  Takeover Laws                               Section 5.19
                  Tax Opinion                                 Section 9.1(g)
                  UPC ERISA Affiliate                         Section 6.17
                  UPC SEC Reports                             Section 6.5(a)

                  (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

         11.2  EXPENSES.

                  (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

                  (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

         11.3 BROKERS AND FINDERS. Except for Robert W. Baird & Co. Incorporated as to Mutual, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his, her, or its representing or being retained by or allegedly representing or being retained by Mutual or UPC, each of Mutual and UPC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

         11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (including any provision of the Confidentiality Agreements which would act to preclude UPC (or any Holder as defined in the Stock Option Agreement from exercising its rights under the Stock Option Agreement) to the extent that the Stock Option Agreement is in force and effect, but excluding the Supplemental Letter). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.12 and 8.14 of this Agreement.

         11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after stockholder approval of this Agreement has been obtained; provided, that the provisions of this Agreement relating to the manner or basis in which shares of Mutual Common Stock will be exchanged for UPC Common Stock shall not be amended after the Stockholders' Meeting without the requisite approval of the holders of the issued and outstanding shares of UPC Common Stock and Mutual Common Stock, as the case may be, entitled to vote thereon.

         11.6  WAIVERS.

                  (a) Prior to or at the Effective Time, UPC, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Mutual, to waive or extend the time for the compliance or fulfillment by Mutual of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of UPC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of UPC.

                  (b) Prior to or at the Effective Time, Mutual, acting through its Board of Directors, chief executive officer, chief financial officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by UPC, to waive or extend the time for the compliance or fulfillment by UPC of any and all of its obligations under this

Agreement, and to waive any or all of the conditions precedent to the obligations of Mutual under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Mutual.

                  (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

         11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

         11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

                  Mutual:              First Mutual Bancorp, Inc.
                                       135 East Main Street
                                       Decatur, Illinois  62523
                                       Telecopy Number: (217) 429-8517

                                       Attn:    Paul K. Reynolds, President and
                                                Chief Executive Officer

                  Copy to Counsel:     Barack Ferrazzano Kirschbaum
                                       Perlman & Nagelberg
                                       333 West Wacker Drive
                                       Chicago, IL  60606
                                       Telecopy Number: 312-984-3150

                                       Attn:    James J. Brennan

                  UPC:                 UNION PLANTERS CORPORATION
                                       7130 Goodlett Farms Parkway
                                       Memphis, Tennessee  38018
                                       Telecopy Number:  (901) 580-2939

                                       Attn:    Jackson W. Moore
                                                President and
                                                  Chief Operating Officer

                  Copy to Counsel:     UNION PLANTERS CORPORATION
                                       7130 Goodlett Farms Parkway
                                       Memphis, Tennessee  38018
                                       Telecopy Number:  (901) 580-2939

                                       Attn:    E. James House, Jr.

                                       WYATT, TARRANT & COMBS
                                       2800 Citizens Plaza
                                       Louisville, KY  40202
                                       Telecopy Number:  (502) 589-0309

                                       Attn:    Stewart E. Conner

         11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws, except to the extent that the Laws of the State of Delaware relate to the consummation of the Merger.

         11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

         11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

         11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

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                  IN WITNESS WHEREOF, each of the Parties has caused this
Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                               FIRST MUTUAL BANCORP, INC.



By: G. Lynn Brinkman                       By: Paul K. Reynolds
    ------------------------                   --------------------------------
    G. Lynn Brinkman                       Paul K. Reynolds
    Secretary                              President and Chief Executive Officer

[CORPORATE SEAL]


ATTEST:                               UNION PLANTERS CORPORATION


By: E. James House, Jr.               By: Jackson W. Moore
    ------------------------              -------------------------------------
      E. James House, Jr.                 Jackson W. Moore
     Secretary                            President

[CORPORATE SEAL]

                                   APPENDIX B


                                 PLAN OF MERGER

                                       OF

                           FIRST MUTUAL BANCORP, INC.

                                  INTO AND WITH

                       UNION PLANTERS HOLDING CORPORATION


                  Pursuant to this Plan of Merger ("Plan of Merger"), FIRST MUTUAL BANCORP, INC. ("Mutual"), a corporation organized and existing under the Laws of the State of Delaware, shall be merged into and with UNION PLANTERS HOLDING CORPORATION ("UPHC"), a corporation organized and existing under the laws of the State of Tennessee and a wholly-owned subsidiary of UNION PLANTERS CORPORATION, a corporation organized and existing under the laws of the State of Tennessee ("UPC").


                                    ARTICLE 1

                                   DEFINITIONS

                  Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

         1.1 "ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by UPHC and filed with the Secretary of State of the State of Tennessee relating to the Merger as contemplated by Section 2.1 of this Plan of Merger.

         1.2 "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be executed by UPHC and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 2.1 of this Plan of Merger.

         1.3 "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

         1.4 "DGCL" shall mean the Delaware General Corporation Law.

         1.5 "EFFECTIVE TIME" shall mean the date and time on which the Merger becomes effective as defined in Section 2.2 of this Plan of Merger.

         1.6 "EXCHANGE AGENT" shall mean the exchange agent selected by UPC.

         1.7 "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

         1.8 "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a person or its assets, liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

         1.9 "MERGER" shall mean the merger of Mutual into and with UPHC as provided in Section 2.1 of this Plan of Merger.

         1.10 "MERGER AGREEMENT" shall mean the Agreement and Plan of Reorganization, dated as of July 2, 1998, by and between UPC and Mutual.

         1.11 "MUTUAL COMMON STOCK" shall mean the $.10 par value common stock of Mutual.

         1.12 "MUTUAL COMPANIES" shall mean, collectively, Mutual and all Mutual Subsidiaries.

         1.13 "MUTUAL STOCK PLANS" shall have the meaning set forth in the Merger Agreement.

         1.14 "MUTUAL SUBSIDIARIES" shall have the meaning set forth in the Merger Agreement.

         1.15 "NASD" shall mean the National Association of Securities Dealers, Inc.

         1.16 "NYSE" shall mean the New York Stock Exchange, Inc.

         1.17 "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, the NYSE, and the SEC.

         1.18 "SEC" shall mean the United States Securities and Exchange Commission.

         1.19 "STOCKHOLDERS' MEETING" shall mean the meeting of the stockholders of Mutual to be held pursuant to Section 8.1 of the Merger Agreement, including any adjournment or adjournments thereof.

         1.20 "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

         1.21 "SURVIVING CORPORATION" shall refer to UPHC as the surviving corporation resulting from the Merger.

         1.22 "TBCA" shall mean the Tennessee Business Corporation Act, as in effect at the Effective Time.

         1.23 "UPC CAPITAL STOCK" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock, and any other class or series of capital stock of UPC.

         1.24 "UPC COMMON STOCK" shall mean the $5.00 par value common stock of UPC.

         1.25 "UPC COMPANIES" shall mean, collectively, UPC and all UPC Subsidiaries.

         1.26 "UPC PREFERRED STOCK" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock and (ii) Series E, 8% Cumulative, Convertible Preferred Stock, of UPC.

         1.27 "UPC RIGHTS" shall mean the preferred stock purchase nights issued pursuant to the UPC Rights Agreement.

         1.28 "UPC RIGHTS AGREEMENT" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and Union Planters Bank, National Association, as Rights Agent.

         1.29 "UPHC COMMON STOCK" shall mean the $1.00 par value common stock of UPHC.

              Any capitalized term not defined herein shall have the meaning ascribed to it in the Merger Agreement.


                                   ARTICLE 2.

                        TRANSACTIONS AND TERMS OF MERGER

         2.1 MERGER. Subject to the terms and conditions of this Plan of Merger, at the Effective Time, Mutual shall be merged with and into UPHC in accordance with the provisions of Section 252 of the DGCL and with the effect provided in
Section 259 of the DGCL and in accordance with the provisions of Section 48-21-109 of the TBCA and with the effect provided in Section 48-21-108 of the TBCA (the "Merger"). UPHC shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Tennessee.

         2.2 EFFECTIVE TIME. The Merger and the other transactions contemplated by this Plan of Merger shall become effective on the date and at the time the Articles of Merger shall become effective with the Secretary of State of the State of Delaware and the Secretary of State of the State of Tennessee (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on or before the 15th business day (as designated by UPC) following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, and (ii) the date on which the stockholders of Mutual approve the matters relating to this Plan of Merger required to be approved by such stockholders by applicable Law.

         2.3 CHARTER. The Charter of UPHC in effect immediately prior to the Effective Time shall be the Charter of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

         2.4 BYLAWS. The Bylaws of UPHC in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

         2.5 DIRECTORS AND OFFICERS. The directors of UPHC in office immediately prior to the Effective Time, together with such additional individuals thereafter elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of UPHC in office immediately prior to the Effective Time, together with such additional individuals thereafter elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

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                                   ARTICLE 3.

                           MANNER OF CONVERTING SHARES

         3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC or Mutual, or the stockholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

                  (a) Each share of UPC Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                  (b) Each share of UPHC Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                  (c) Each share of Mutual Common Stock, but excluding shares held by any Mutual Company or any UPC Company (in each case other than in a fiduciary capacity or as a result of debts previously contracted), issued and outstanding at the Effective Time shall be converted into a fraction of a share of UPC Common Stock equal to the quotient obtained (the "Exchange Ratio") by dividing [i] $18.50 by [ii] the average of the daily last sales prices of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source chosen by UPC) for the 20 consecutive full trading days in which such shares are traded on the NYSE preceding the third business day prior to the Closing Date. Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of Mutual Common Stock shall be accompanied by a UPC Right.

         3.2 ANTI-DILUTION PROVISIONS. In the event Mutual changes the number of shares of Mutual Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization. or similar transaction with respect to such stock, the Exchange Ratio, as the case may be, shall be proportionately adjusted. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

         3.3 SHARES HELD BY MUTUAL OR UPC. Each of the shares of Mutual Common Stock issued but not outstanding or held by any Mutual Company or by any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

         3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Plan of Merger, each holder of shares of Mutual Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the last sale price of UPC Common Stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a stockholder in respect of any fractional shares.



                                   ARTICLE 4.

                               EXCHANGE OF SHARES

         4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, UPC and Mutual shall cause the exchange agent selected by UPC (the "Exchange Agent") to mail to the former stockholders of Mutual appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Mutual Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Mutual Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Plan of Merger) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Plan of Merger, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Plan of Merger. To the extent required by Section 3.4 of this Plan of Merger, each holder of shares of Mutual Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of Mutual Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Mutual Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Mutual Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Plan of Merger notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of Mutual Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

         4.2 RIGHTS OF FORMER MUTUAL STOCKHOLDERS. At the Effective Time, the stock transfer books of Mutual shall be closed as to holders of Mutual Common Stock immediately prior to the Effective Time and no transfer of Mutual Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Plan of Merger, each certificate theretofore representing shares of Mutual Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Plan of Merger) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Plan of Merger in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Mutual in respect of such shares of Mutual Common Stock in accordance with the terms of this Plan of Merger and which remain unpaid at the Effective Time. To the extent permitted by Law, former stockholders of record of Mutual shall be entitled to vote after the Effective Time at any meeting of UPC stockholders the number of whole shares of UPC Common Stock into which their respective shares of Mutual Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Mutual Common Stock for certificates representing UPC Common Stock in accordance with the provisions of this Plan of Merger. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Plan of Merger, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Mutual Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Plan of Merger. However, upon surrender of such Mutual Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.


                                   ARTICLE 5.

                                  MISCELLANEOUS

         5.1 CONDITIONS PRECEDENT. Consummation of the Merger by UPHC shall be conditioned on the satisfaction of, or waiver by UPC of, the conditions precedent to the Merger set forth in Sections 9.1 and 9.2 of the Merger Agreement. Consummation of the Merger by Mutual shall be conditioned on the satisfaction of, or waiver by Mutual of, of the conditions precedent to the Merger set forth in Sections 9.1 and 9.3 of the Merger Agreement.

         5.2 TERMINATION. This Plan of Merger may be terminated at any time prior to the Effective Time by the parties hereto as provided in Article 10 of the Merger Agreement.

         5.3 COUNTERPARTS. This Plan of Merger may be executed in counterparts, each of which shall be an original; but all of such counterparts together shall constitute one and the same instrument

                  IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Plan of Merger as of the date first above written.

                                         FIRST MUTUAL BANCORP, INC.



ATTEST:  G. Lynn Brinkman                By:   Paul K. Reynolds
         ----------------------------        ----------------------------------
         G. Lynn Brinkman, Secretary     Paul K. Reynolds,
                                         President and  Chief Executive Officer



                                         UNION PLANTERS HOLDING
                                         CORPORATION



ATTEST: E. James House, Jr.              By:   Jackson W. Moore
         ----------------------------        ----------------------------------
        E. James House, Jr.,             Jackson W. Moore,
        Secretary                        President

                                   APPENDIX C





                                                               November 16, 1998

Board of Directors
First Mutual Bancorp, Inc.
135 East Main Street
Decatur, IL  62523-1204

Gentlemen:

         First Mutual Bancorp, Inc. ("Mutual") has entered into an Agreement and Plan of Reorganization (the "Agreement") with Union Planters Corporation ("UPC"). Pursuant to the Agreement, at the Effective Time (as defined in the Agreement), Mutual will merge (the "Merger") with and into Union Planters Holding Corporation and each outstanding share of common stock, par value $0.10 per share ("Mutual Common Stock") of Mutual (except for those held by Mutual, UPC or any of their respective subsidiaries) will be converted into the right to receive the number of shares of common stock, par value $5.00 per share (the "UPC Common Stock") equal to the Exchange Ratio (as hereinafter defined). The "Exchange Ratio" means the quotient obtained by dividing (i) $18.50 by (ii) the average of the daily last per share sales price of UPC Common Stock for the 20 consecutive trading full days preceding the third business day prior to the closing date of the Merger.

         You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of Mutual Common Stock (other than UPC and its affiliates).

         Robert W. Baird & Co. Incorporated ("Baird"), as part of its investment banking business, is engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

         In conducting our investigation and analysis and in arriving at our opinion herein, we have reviewed such information and taken into account such financial and economic factors as we have deemed relevant under the circumstances. In that connection, we have, among other things: (i) reviewed certain internal information, primarily financial in nature, including projections, concerning the business and operations of Mutual and UPC furnished to us for purposes of our analysis, as well as publicly available information, including, but not limited to, Mutual's and UPC's recent filings with the Securities and Exchange Commission and equity analyst research reports prepared by various investment banking firms; (ii) reviewed the Agreement; (iii) compared the historical market prices and trading activity of Mutual Common Stock and UPC Common Stock with those of certain other publicly traded companies we deemed relevant; (iv) compared the financial position and operating results of Mutual and UPC with those of other publicly traded companies we deemed relevant; (v) compared the proposed financial terms of the Merger with the financial terms of certain other business combination transactions involving thrift institutions that we deemed relevant; and (vi) reviewed certain potential pro forma effects of the Merger. We have held discussions with members of Mutual's and UPC's respective senior managements concerning Mutual's and UPC's historical and current financial condition and operating results, as well as the future prospects of Mutual and UPC, respectively. As part of our engagement, we were requested to and did solicit third party indications of interest in acquiring Mutual. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant for the preparation of this opinion.

         In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information that was publicly available or provided us by or on behalf of Mutual and UPC, and have not been engaged to independently verify any such information. We have assumed, with your consent, (i) that all material assets and liabilities (contingent or otherwise, known or unknown) of Mutual and UPC are as set forth in their respective financial statements; (ii) the Merger will be accounted for under the purchase method of accounting; (iii) the prospective cost savings and operating benefits contemplated by UPC's management to result from the Merger will be realized; and (iv) that the Merger will be consummated in accordance with the terms of the Agreement without any amendment thereto or waiver by Mutual or UPC of any condition to their respective obligations. We have also assumed that the financial forecasts examined by us were reasonably prepared on bases reflecting the best available estimates and good faith judgments of Mutual's and UPC's respective senior managements as to future performance of Mutual and UPC, respectively. In conducting our review, we have not undertaken nor obtained an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Mutual and UPC nor have we made a physical inspection of the properties or facilities of Mutual or UPC. Baird assumed that all necessary regulatory approvals for the Merger will be obtained without undue delay. Our opinion necessarily is based upon economic, monetary and market conditions as they exist and can be evaluated on the date hereof, and does not predict or take into account any changes which may occur, or information which may become available, after the date hereof. Furthermore, we express no opinion as to the price or trading range at which Mutual's or UPC's securities will trade following the date hereof.

         Our opinion has been prepared at the request and for the information of the Board of Directors of Mutual, and shall not be used for any other purpose or disclosed to any other party without the prior written consent of Baird; provided, however, that this letter may be reproduced in full in the Proxy Statement-Prospectus to be provided to Mutual's stockholders in connection with the Merger. This opinion does not address the relative merits of the Merger and any other potential transactions or business strategies considered by Mutual's Board of Directors, and does not constitute a recommendation to any stockholder of Mutual as to how any such stockholder should vote with respect to the Merger. Baird will receive a fee for rendering this opinion and a fee upon successful completion of the Merger.

         In the ordinary course of our business, we may from time to time trade the securities of Mutual or UPC for our own account or the accounts of our customers and, accordingly, may at any time hold long or short positions in such securities.

         Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of the Mutual Common Stock (other than UPC and its affiliates).

Very truly yours,


ROBERT W. BAIRD & CO. INCORPORATED

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Restated Charter of the Registrant provides as follows:

TWELFTH: INDEMNIFICATION OF CERTAIN PERSONS:


                  To the fullest extent permitted by Tennessee law, the Corporation may indemnify or purchase and maintain insurance to indemnify any of its directors, officers, employees or agents and any persons who may serve at the request of the Corporation as directors, officers, employees, trustees or agents of any other corporation, firm, association, national banking association, state-chartered bank, trust company, business trust, organization or any other type of entity whether or not the Corporation shall have any ownership interest in such entity. Such indemnification(s) may be provided for in the Bylaws, or by resolution of the Board of Directors or by appropriate contract with the person involved.


Article V, INDEMNIFICATION, of the Registrant's Amended and Restated Bylaws provides as follows:


                  The Corporation does hereby indemnify its directors and officers to the fullest extent permitted by the laws of the State of Tennessee and by ARTICLE TWELFTH of its Charter. The Corporation may indemnify any other person to the extent permitted by the Charter and by applicable law.



                  Indemnification of corporate directors and officers is governed by Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act (the "Act"). Under the Act, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and necessarily incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings only, in addition, had no reasonable cause to believe that his conduct was unlawful. A Tennessee corporation may indemnify a director or officer thereof in a suit by or in the right of the corporation against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such suit unless such director or officer did not act in good faith or with the degree of diligence, care and skill which ordinary prudent men exercise under similar circumstances and in like positions.



                  A person who has been wholly successful, on the merits or otherwise, in the defense of any of the foregoing types of suits or proceedings is entitled to indemnification for the foregoing amounts. A person who has not been wholly successful in any such suit or proceeding may be indemni-fied only upon the order of a court or a finding that the director or officer met the required statutory standard of conduct by (i) a majority vote of a disinterested quorum of the Board of Directors, (ii) the Board of Directors based upon the written opinion of independent legal counsel to such effect, or
(iii) a vote to the shareholders.

ITEM 21.  EXHIBITS.


                  The following exhibits are filed herein or have been, as noted, previously filed:


Exhibit No.                Description

2.1 Agreement and Plan of Reorganization, dated as of July 2, 1998, between Union Planters Corporation and First Mutual Bancorp, Inc. (Included as Appendix A to the Proxy Statement included as part of this Registration Statement.)

2.2 Plan of Merger of First Mutual Bancorp, Inc. into and with Union Planters Holding Corporation. (Included as Appendix B to the Proxy Statement included as part of this Registration Statement.)

2.3 Stock Option Agreement, dated as of July 2, 1998, between First Mutual Bancorp, Inc. and Union Planters Corporation. (Incorporated by reference to Exhibit 1 to the Schedule 13D, dated July 13, 1998, filed by UPC (File No. 0-6919) with respect to the common stock of First Mutual Bancorp, Inc. (File No. 0-26184).)

4.1 Restated Charter of Union Planters Corporation (Incorporated by reference to Exhibit 3(a) to the Quarterly Report on Form 10-Q of UPC for the nine months ended March 31, 1998 (File No. 1-10160).)

4.2 Amended and Restated Bylaws of Union Planters Corporation. (Incorporated by reference to Exhibit 3(b) to the Annual Report on Form 10-K of UPC for the fiscal year ended December 31, 1996 (File No. 1-10160).)


5.1 Opinion of E. James House, Jr., Secretary and Manager of the Legal Department of Union Planters Corporation, as to the validity of the shares of UPC Common Stock (previously filed).

8.1 Opinion of Wyatt, Tarrant & Combs as to federal income tax consequences (previously filed).

23.1 Consent of PricewaterhouseCoopers LLP, independent accountants for Union Planters Corporation (previously filed).

23.2 Consent of Crowe, Chizek and Company LLP, independent auditors for First Mutual Bancorp, Inc (previously filed).


23.3 Consent of E. James House, Jr., Secretary and Manager of the Legal Department of Union Planters Corporation (included in Exhibit 5.1).

23.4     Consent of Wyatt, Tarrant & Combs (included in Exhibit 8.1).


23.6     Consent of Robert W. Baird & Co., Inc. (previously filed).

24.1     Power of Attorney (previously filed).


99.1     Form of proxy of First Mutual Bancorp, Inc.

ITEM 22.  UNDERTAKINGS.

                  The undersigned Registrant hereby undertakes:

         (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.


         (6) To supply by means of a post-effective amendment all information concerning a trans action, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         (7) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.



         (8) That every prospectus: (i) that is filed pursuant to Paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES




                  Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee, on December 3, 1998.



                              UNION PLANTERS CORPORATION



                              By: /s/ BENJAMIN W. RAWLINS, JR.
                                  ---------------------------------------------
                              Benjamin W. Rawlins, Jr.
                              Chairman of the Board and Chief Executive Officer






                  Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to this Registration Statement on Form S-4 has been signed below by the following persons in the capacities and at the dates indicated:




SIGNATURES                                                            TITLE                                           DATE
----------                                                            -----                                           ----

*                                                    Chairman of the Board, Chief Executive                      December 3, 1998
--------------------------------                     Officer, Director (Principal Executive Officer)
Benjamin W. Rawlins, Jr.


SIGNATURES                                                            TITLE                                           DATE
----------                                                            -----                                           ----

*                                                    Executive Vice President and Chief Financial                December 3, 1998
--------------------------------                     Officer (Principal Financial Officer)
John W. Parker


*                                                    Senior Vice President, Treasurer, and                       December 3, 1998
--------------------------------                     Chief Accounting Officer
M. Kirk Walters


--------------------------------                     Director
Albert M. Austin


*                                                    Director                                                    December 3, 1998
--------------------------------
Marvin E. Bruce


*                                                    Director                                                    December 3, 1998
--------------------------------
George W. Bryan


*                                                    Director                                                    December 3, 1998
--------------------------------
James E. Harwood


*                                                    Director                                                    December 3, 1998
--------------------------------
Parnell S. Lewis, Jr.


*                                                    Director                                                    December 3, 1998
--------------------------------
C.J. Lowrance, III


*                                                    President, Chief Operating Officer,                         December 3, 1998
--------------------------------                     Director
Jackson W. Moore


SIGNATURES                                                            TITLE                                           DATE
----------                                                            -----                                           ----

*                                                    Director                                             December 3, 1998
--------------------------------
Stanley D. Overton


*                                                    Director                                             December 3, 1998
--------------------------------
V. Lane Rawlins


*                                                    Director                                             December 3, 1998
--------------------------------
Donald F. Schuppe


*                                                    Director                                             December 3, 1998
--------------------------------
David M. Thomas


--------------------------------                     Director
Richard A. Trippeer, Jr.


*                                                    Director                                             December 3, 1998
-------------------------------
Spence L. Wilson



* By: /s/ E. James House, Jr.
-------------------------
          E. James House, Jr.
Pursuant to a Power of Attorney
